# 2012 Annual Report


13002215

SemGroup
S&P 500 Index
Alerian MLP Index
2/2012
4/2012
6/2012
8/2012
10/2012
12/2012

## Shareholder Value


SemGroup®

# SemGroup's Track Record of Building Shareholder Value


SemGroup
SEMG
NYSE

SemGroup stock begins trading on NYSE

Accomplished planned refinancing- 40% cash interest savings over 2010


Rose Rock
Midstream

Launched IPO for MLP, Rose Rock Midstream

RRMS stock begins trading on NYSE



Completed 1.95 million barrel Cushing expansion

Purchased additional 25% interest in Glass Mountain Pipeline

Announced plans to expand White Cliffs Pipeline to 150,000 barrels per day


10
November
March
June
2011
November
December
February
March
2012
May
October

Agreement with Eagle Energy Company to gather and process natural gas in the Mississippi Lime Play in Oklahoma

Contributed SemStream to NGL Energy Partners for cash and equity interests

Announced plans for Joint Venture with Chesapeake and Gavilon

Agreement finalized for Glass Mountain Pipeline Joint Venture with Chesapeake and Gavilon

Announced Cushing expansion 1.95 million additional barrels





Announced plans with Noble to build Wattenberg Oil Trunkline in Colorado



Dear Fellow Stockholders,

2012 was a year of exceptional performance for SemGroup Corporation (NYSE: SEMG). We delivered strong results at the high end of our guidance range, saw stock price increase 50% and launched new infrastructure projects to continue the growth. It is an exciting time for midstream energy. Taking advantage of the need for new infrastructure, we:

- completed 1.95 million barrel expansion at our Cushing, Oklahoma terminal;
- purchased an additional 25% interest in Glass Mountain Pipeline;
- benefited from the growing need for the White Cliffs Pipeline where volumes increased 69% over 2011 and
- increased our U.S. gas processing 23% over the fourth quarter of 2011.

Our SemCAMS plants in Canada received increased capital fee recoveries for the year. And our SemGas business benefited from higher volumes and commodity prices in 2012 as demand for processing in the Mississippi Lime Play has grown dramatically. But the year wasn't without its challenges. While the SemGas business benefited from higher volumes, lower natural gas prices constrained earnings. The SemLogistics business faced continuing difficult market conditions in Europe. While the business did finish the year slightly positive, we continue to look for opportunities to improve on this result as we move into 2013.

We announced our intent to begin paying a dividend to shareholders in the second quarter of 2013. The strategy of moving assets into the Rose Rock Midstream MLP (NYSE: RRMS) (Rose Rock) also began in 2013 with the drop down of 1/3 of our ownership of White Cliffs Pipeline to Rose Rock. This progresses our plan to transition SemGroup into a holding company for the Rose Rock general partner. In 2012, Rose Rock delivered a total return of 60% to its unitholders.

Strong investments continue for 2013 and include additional organic growth projects like the Glass Mountain Pipeline and Wattenberg Oil Trunkline. The 140,000 barrel-per-day Glass Mountain Pipeline will connect the Granite Wash and Mississippi Lime Play crude oil production to Cushing. The Wattenberg Oil Trunkline is a 37-mile gathering system that will transport Noble Energy's crude production to the White Cliffs Pipeline in Platteville, Colorado.

Growth continues for White Cliffs Pipeline, strategically located as the only pipeline bringing crude oil from the DJ Basin to Cushing. We are expanding the pipeline to a capacity of 150,000 barrels per day with a looping project expected to complete in 2014.

SemGroup is committed to operating safely and has one of the strongest records in the industry. Our pipelines and facilities are designed, tested, operated and maintained in accordance with comprehensive system integrity plans. We know we operate at the license of the community and we work diligently to protect the environment and our neighbors.

We continue a disciplined look for appropriate acquisitions that make sense and we remain focused on maximizing the long-term value of our current assets. Thank you for your investment in SemGroup and for the confidence you have placed in us. We take our responsibilities to you very seriously and we look forward to exceeding your expectations.

It is an exciting point in time for SemGroup and our strategy to grow.

Sincerely,



John Chlebowski
Chairman, Board of Directors



Norm Szydlowski
President & Chief Executive Officer

April 2013

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## Form 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 1-34736**

# SEMGROUP CORPORATION

**(Exact name of registrant as specified in its charter)**

| **Delaware** | **20-3533152** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**Two Warren Place**
**6120 S. Yale Avenue, Suite 700**
**Tulsa, OK 74136-4216**
**(918) 524-8100**
**(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Class A Common Stock, par value $0.01 per share | New York Stock Exchange |
| Warrants to Purchase Common Stock | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large Accelerated Filer | ☒ | Accelerated Filer | ☐ |
| Non-Accelerated Filer | ☐ (Do not check if a smaller reporting company) | Smaller Reporting Company | ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A and Class B Common Stock held by non-affiliates at June 29, 2012, was $1,326,413,230, based on the closing price of the Class A Common Stock on the New York Stock Exchange on June 29, 2012.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

At January 31, 2013, there were 41,930,289 shares of Class A Common Stock and 28,235 shares of Class B Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934, in connection with the registrant's Annual Stockholders' Meeting to be held on May 22, 2013, are incorporated by reference into Part III of this Form 10-K.

[This page intentionally left blank]

**SEMGROUP CORPORATION AND SUBSIDIARIES**
**FORM 10-K—2012 ANNUAL REPORT**

## Table of Contents

## Cautionary Note Regarding Forward-Looking Statements

Certain matters contained in this Form 10-K include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical fact, included in this Form 10-K regarding the prospects of our industry, our anticipated financial performance, the anticipated performance of NGL Energy Partners LP, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, and other matters, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "foresee," "project," "anticipate," "believe," "plans," "forecasts," "continue" or "could" or the negative of these terms or variations of them or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in Item 1A of this Form 10-K, entitled "Risk Factors," risk factors discussed in other reports that we file with the Securities and Exchange Commission ("SEC"), and the following:

- Our ability to generate sufficient cash flow from operations to enable us to pay our debt obligations or to fund our other liquidity needs;
- Our ability to comply with the covenants contained in, and maintain certain financial ratios required by, our credit facilities;
- Our ability to obtain additional capital on terms that are favorable to us;
- The ability of our subsidiary, Rose Rock Midstream, L.P., to make minimum quarterly distributions to its unitholders, including us;
- The operations of NGL Energy Partners LP, which we do not control;
- Any sustained reduction in demand for the petroleum products we gather, transport, process and store;
- Our ability to obtain new sources of supply of petroleum products;
- Our failure to comply with new or existing environmental laws or regulations or cross border laws or regulations;
- The possibility that the construction or acquisition of new assets may not result in the corresponding anticipated revenue increase;
- Changes in currency exchange rates;
- The risks and uncertainties of doing business outside of the U.S., including political and economic instability and changes in local government laws, regulations and policies; and
- The possibility that our hedging activities may result in losses or may have a negative impact on our financial results.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this Form 10-K, which reflect management's opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements.

---

As used in this Form 10-K, and unless the context indicates otherwise, the terms the "Company," "SemGroup," "we," "us," "our," "ours," and similar terms refer to SemGroup® Corporation, its consolidated subsidiaries, and its predecessors. We sometimes refer to crude oil, natural gas, natural gas liquids (natural gas liquids, or "NGLs," include ethane, propane, normal butane, iso-butane, and natural gasoline), refined petroleum products, and liquid asphalt cement, collectively, as "petroleum products" or "products."

## PART I

### Items 1 and 2. *Business and Properties*

#### Overview

Our business is to provide gathering, transportation, storage, distribution, marketing and other midstream services primarily to independent producers, refiners of petroleum products and other market participants located in the Midwest and Rocky Mountain regions of the United States of America (the "U.S."), Canada and the west coast of the United Kingdom (the "U.K."). We, or our significant equity method investees, have an asset base consisting of pipelines, gathering systems, storage facilities, terminals, processing plants and other distribution assets located between North American production and supply areas, including the Gulf Coast, Midwest, Rocky Mountain and Western Canadian regions. We also maintain and operate storage, terminal and marine facilities at Milford Haven in the U.K. that enable customers to supply petroleum products to markets in the Atlantic Basin. We also operate a network of liquid asphalt cement terminals throughout Mexico. Our operations are conducted directly and indirectly through our primary operating segments. The following diagram is a simplified organizational chart of our business segments:


SemGroup Corporation
Crude
(crude oil)
SemStream
(holding company)
SemLogistics
(terminal operator)
SemCAMS
(natural gas)
SemMexico
(liquid asphalt)
SemGas
(natural gas)
Rose Rock Midstream, L.P.(1)
(crude oil)
(1) We own the 2% general partner interest and 58.2% of the limited partner interests in Rose Rock Midstream, L.P.
White Cliffs Pipeline(2)
(crude oil pipeline)
(2) We own 51% of White Cliffs Pipeline

#### Company Information

Our website is located at www.semgroupcorp.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as proxy statements and other information we file with, or furnish to, the SEC are available free of charge on our website. We make these documents available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The information contained on our website, or available by hyperlink from our website, is not incorporated into this Form 10-K or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Such disclosures will be included on our website in the "Investor Relations" sections. Accordingly, investors should monitor such portions of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

## Industry Overview

We move petroleum products throughout the U.S., Canada, Mexico and the U.K. We provide gathering, transportation, storage, distribution, marketing and other midstream services to producers and refiners of petroleum products. The market we serve, which begins at the point of purchase at the source of production and extends to the point of distribution to the end-user customer, is commonly referred to as the "midstream" market. The midstream market acts as a bridge between energy producers and energy end users and it is only as strong as its ability to link one side of the value chain to the other side. We focus on providing these services, using our asset base and distribution, processing and marketing expertise to provide the independent operators with a stable source of supply and market access for their petroleum products.

### Crude Oil Midstream Market

Our crude oil business operates primarily in Colorado, Kansas, North Dakota, Oklahoma and Texas where there is extensive crude oil production. Our assets include gathering systems in and around producing fields and transportation pipelines carrying crude oil to logistic hubs, such as the Cushing Interchange, where we have terminalling and storage facilities that our customers use to manage the delivery of crude oil.

#### *Gathering and Transportation*

Pipeline transportation is generally the lowest cost method for shipping crude oil from the wellhead to logistic hubs or refineries. Crude oil gathering assets generally consist of a network of smaller diameter pipelines that are connected directly to the well site or central receipt points delivering into larger diameter trunk lines. Logistic hubs, like the Cushing Interchange, provide storage and connections to other pipeline systems and modes of transportation, such as railroads, trucks and barges. Trucking complements pipeline gathering systems by gathering crude oil from operators at remote wellhead locations not served by pipeline gathering systems. Trucking is generally limited to low volume, short haul movements because trucking costs escalate sharply with distance, making trucking the most expensive mode of crude oil transportation.

#### *Storage Terminals and Supply*

Storage terminals complement the crude oil pipeline gathering and transportation systems and address a fundamental imbalance in the energy industry: crude oil is generally produced in different locations and at different times than it is ultimately consumed.

Terminals are facilities in which crude oil is transferred to or from a storage facility or transportation system, such as a gathering pipeline, to another transportation system, such as trucks or another pipeline. Terminals play a key role in moving crude oil to end-users, such as refineries, by providing the following services:

- inventory management;
- distribution; and
- upgrading to achieve marketable grades or qualities of crude oil.

### Overview of Cushing Interchange

The Cushing Interchange is one of the largest crude oil marketing hubs in the U.S. and is the designated point of delivery specified in all NYMEX crude oil futures contracts. As the NYMEX delivery point and a cash market hub, the Cushing Interchange serves as a significant source of refinery feedstock for Midwest refiners and plays an important role in establishing and maintaining markets for many varieties of foreign and domestic crude oil.

The Cushing Interchange has multiple inbound and outbound pipeline interconnections. Recently, however, Cushing has experienced a shortfall in takeaway pipeline capacity, which has been cited as a principal reason for the decline in the West Texas Intermediate Index ("WTI Index") price used at Cushing compared to other crude oil price indices. The following planned major pipeline projects, should provide significant additional takeaway capacity, which we believe will allow Cushing to remain the predominant benchmarking and transportation hub for crude oil in the U.S.:

- *Seaway Pipeline Reversal*—In May 2012, Enterprise Products Partners, L.P. and Enbridge Inc. reversed the flow of the Seaway Pipeline to allow it to transport crude oil from Cushing to the U.S. Gulf Coast. The initial capacity was 150,000 barrels per day. In January 2013, the capacity was increased to 400,000 barrels per day.
- *TransCanada's Keystone Pipeline*—The Keystone XL Gulf pipeline system will extend from Cushing, Oklahoma to Nederland, Texas on the U.S. Gulf Coast. Construction on the 700,000 barrel per day pipeline began in August 2012 and is expected to be complete in late 2013.

We cannot provide any assurances regarding any of these pipeline projects or the actual effect that any of them may have on crude oil prices at Cushing.

### Natural Gas Midstream Market

We operate in the pipeline gathering and processing segments of the natural gas midstream industry in the U.S. and Canada. The natural gas gathering process begins once a well has been completed and the well is connected to a gathering system. Gathering systems typically consist of a network of small diameter pipelines and compression systems that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission to a gas processing plant.

Wellhead gas is often saturated with water vapor. This water vapor must be removed from the gas stream to prevent formation of hydrates and condensation of free water in downstream facilities, to prevent corrosion and to meet downstream pipeline quality specifications. Dehydration is generally performed at central points along the gathering system utilizing either a glycol absorption process or a solid desiccant adsorption process.

In addition to water vapor, wellhead gas contains impurities such as carbon dioxide, nitrogen, hydrogen sulfide, helium, oxygen and other inert components. These impurities must be removed from the gas stream to protect downstream equipment, prevent corrosion and meet downstream pipeline quality specifications. They are removed through a variety of processes utilizing chemical reaction, absorption, adsorption or permeation. Natural gas delivered to the burner tip is almost pure methane. However, natural gas is produced from the reservoir containing impurities and heavier hydrocarbons entrained in the gas stream.

As natural gas is processed to remove unwanted elements that interfere with pipeline transportation, higher value natural gas liquids known as NGLs and condensate are separated from the raw natural gas stream. NGLs include ethane, propane, normal butane, iso-butane and natural gasoline. These products are used as petrochemical feedstock, heating and transportation fuels and refinery feedstock. Condensate is a mixture of petroleum products consisting primarily of pentanes and heavier liquids. It is used as refinery feedstock and as a diluent used to dilute crude bitumen so that it can be transported by pipeline.

### Mexican Asphalt Industry

Mexico has a large and diverse road network in place. Mexico's land transportation network is one of the most extensive in Latin America with over 354,000 kilometers of roads, with one third paved. Roads are a critically important component of Mexico's transportation infrastructure. As a result, the authorized budget for the Secretary of Communications and Transportation ("SCT") in 2013, is 57.8 billion Mexican pesos for infrastructure investment. Over 40% of that budget (24.8 billion Mexican pesos) is allocated to improve highway infrastructures, the majority of which will be invested in the construction and modernization of 800 kilometers of highways and 23% (13.7 billion Mexican pesos) for maintenance of 43,600 kilometers of the federal network not including toll roads that have additional funds. Toll highways network has over 7,500 kilometers built with private and/or public investment.

Mexico's highway infrastructure is comprised of three main components: the federal network (which includes both toll and toll-free roads) accounting for approximately 14% of all roads, the regional network accounting for approximately 20% and the rural network consisting of approximately 66%. The federal road system is the responsibility of the SCT, while the regional network of roads is the responsibility of state government. Rural and state roads and low-volume roads are also improved by state government. These networks help establish the annual demand for asphalt. Asphalt demand can increase, or decline, at a pace comparable to the level of on-going highway expansion and/or maintenance projects. Such projects rely on the availability of government concessions, continued public-private partnership undertakings and locally funded ventures.

### European Petroleum Products Storage Industry

Storage for refined products and crude oil is critical to the European economy. Fluctuations in demand for crude oil and transportation fuels, combined with changing flows of petroleum product production and refining capacity, means storage is necessary to balance demand. Additionally, supply and demand disruptions due to weather, industry upsets, political tensions and terrorism have led industry participants to appreciate the significance that access to storage, and the availability of storage, will have over the future years.

The independent storage industry has experienced fluctuating demand for its services over recent years from major oil companies, oil traders and strategic storage agencies (government entities that store fuel to protect against significant fluctuations in supply or demand as mandated by the European Union and the International Energy Agency). The construction of new tank storage facilities has historically been restricted, resulting in a supply shortage. However, high crude oil prices and backwardated market conditions (i.e., prices for future deliveries are lower than current prices) have had a negative effect on storage economics. As a result, demand for such storage facilities is currently weak.

**Our Property, Plant and Equipment**

Assets include:

- a 51% ownership interest (34% directly and 17% indirectly, through our interest in Rose Rock Midstream, L.P. ("Rose Rock")) in White Cliffs Pipeline, L.L.C ("White Cliffs"), which owns a 527-mile crude oil pipeline running from Platteville, Colorado to Cushing, Oklahoma (the "White Cliffs Pipeline"), that Crude operates;
- the 2% general partner interest and 58.2% of the limited partner interest in Rose Rock, which owns an approximately 640-mile crude oil pipeline network in Kansas and Oklahoma and a crude oil storage facility in Cushing, Oklahoma with a capacity of 7.0 million barrels and an additional 0.6 million barrels currently under construction, and a 17% ownership interest in White Cliffs;
- 9.1 million common units of NGL Energy Partners LP ("NGL Energy") and a 6.42% interest in NGL Energy Holdings LLC, the general partner of NGL Energy;
- approximately 1,600 miles of natural gas and NGL transportation, gathering and distribution pipelines in Kansas, Oklahoma and Texas and Alberta, Canada;
- 8.7 million barrels of owned multi-product storage capacity located in the U.K.;
- 12 liquid asphalt cement terminals and modification facilities and two emulsion distribution terminals in Mexico;
- majority interest in four natural gas processing plants located in Alberta, Canada, with a combined operating capacity of 694 million cubic feet per day; and
- three natural gas processing plants located in the U.S., with 98 million cubic feet per day of capacity.

We believe that the variety of our petroleum product assets creates opportunities for us and our customers that avoid seasonal fluctuations of less diverse businesses.

**Business Strategy**

Our principal business strategy is to utilize our assets and operational expertise to:

- move petroleum products throughout the U.S., Canada, Mexico and the U.K.;
- provide consistently reliable high-quality midstream services under predominantly fee and margin-based contractual arrangements;
- mitigate commodity price risk exposure;
- aggressively manage operating costs to maintain and improve operating margins;
- expand business by improving, enhancing and expanding services at existing facilities and gaining new customers;
- pursue complementary "bolt-on" growth opportunities having acceptable risks and returns; and
- generate consistent operating margins, earnings and cash flows.

**Our Business Segments**

We conduct our business through six business segments:

- Crude;
- SemStream;
- SemLogistics;
- SemCAMS;
- SemMexico; and
- SemGas

For information relating to revenue and total assets for each segment, refer to Note 8 of our consolidated financial statements beginning on page F-1 of this Form 10-K.

The following sections present an overview of our business segments, including information regarding the principal business and services rendered, assets and operations and markets and competitive strengths. Our results of operations and financial condition are subject to a variety of risks. For information regarding our key risk factors, see "Item 1A. Risk Factors."

***Crude***

Crude's business operations are conducted through its 51% ownership interest in White Cliffs, and the 2% general partner interest and 58.2% of the limited partner interest in Rose Rock. These operations include crude oil transportation, storage, terminalling, gathering and marketing in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas for third party customers as well as for itself. The Crude business unit consists of four primary operations: (i) Cushing storage; (ii) Kansas and Oklahoma pipeline system; (iii) Bakken Shale operations; and (iv) Platteville Facility. A majority of Crude's revenue is generated from fee-based contractual arrangements that, in some instances, are fixed and not dependent on usage.

*Assets and Operations*

*Cushing Storage.* Crude owns and operates 28 crude oil storage tanks in Cushing with an aggregate storage capacity of approximately 7.0 million barrels and an additional 600,000 barrels of storage currently under construction. Our storage terminal has a combined capacity to deliver 480,000 barrels of crude oil per day, and has inbound connections with the White Cliffs Pipeline from Platteville, Colorado, the Great Salt Plains Pipeline, the Cimarron Pipeline from Boyer, Kansas, our Kansas and Oklahoma gathering system and two-way interconnections with all of the other major storage terminals in Cushing, including the delivery point specified in all crude oil futures contracts traded on the NYMEX. Connection with this terminal provides our customers with access to multiple pipelines outbound from Cushing. Our Cushing terminal also includes truck unloading facilities.

*Kansas and Oklahoma Pipeline.* Crude owns and operates an approximately 640-mile crude oil gathering and transportation pipeline system and over 660,000 barrels of associated storage in Kansas and northern Oklahoma. This system gathers crude oil from throughout the region and delivers it to third-party pipelines and refineries and our Cushing terminal. During the years ended December 31, 2012 and 2011, we transported an average of approximately 52,000 and 36,000 barrels per day, respectively, from multiple receipt points. The system has pipeline diameters ranging from four to twelve inches and has 25 pump stations. This system also includes 18 truck unloading stations.

*Bakken Shale.* Crude owns and operates a crude oil gathering, storage, transportation and marketing business in the Bakken Shale area in western North Dakota and eastern Montana. Using our fleet of trucks and two truck unloading facilities, we purchase crude oil at the wellhead, transport it via our trucks and third-party pipelines, including the Enbridge North Dakota System (utilizing historically accrued allocation rights), and market it to customers, historically at the crude oil marketing hub in Clearbrook, Minnesota. Recently, this activity has shifted to dispatch trucks to rail facilities or redirect pipeline throughput in order to take advantage of more profitable markets. We own tanks in Trenton and Stanley, North Dakota, with an aggregate storage capacity of 61,800 barrels that connect into the Enbridge North Dakota System. During the year ended December 31, 2012, we handled and marketed an average of approximately 7,100 barrels per day.

*Platteville Facility.* Crude owns and operates a modern, sixteen-lane crude oil truck unloading facility in Platteville, Colorado, which connects to the origination point of the White Cliffs Pipeline. Much of the crude oil production from the DJ Basin and the nearby Niobrara Shale must initially be transported by truck due to a shortage of gathering capacity. Throughput at the facility averaged 43,500 and 32,400 barrels per day for the years ended December 31, 2012 and 2011, respectively. The facility includes 230,000 barrels of crude oil storage capacity. The Platteville facility also allows customer pipeline gathering systems to connect to the origination point of the White Cliffs Pipeline. The White Cliffs Pipeline is the only direct pipeline out of the DJ Basin to the Cushing market and to Mid-Continent refineries.

*Other*

*White Cliffs Pipeline.* Crude owns 51% of White Cliffs, which owns the White Cliffs Pipeline, a 527-mile common carrier, crude oil pipeline system that originates in Colorado and terminates in Cushing, Oklahoma. The White Cliffs Pipeline provides the Denver-Julesburg Basin ("DJ Basin") producers in Colorado direct access to the Cushing market and to refiners in the Midwest area. A 100,000 barrel crude oil storage tank and a truck unloading facility owned and operated by Crude is located and connected at the White Cliffs Pipeline's origination point at Platteville, Colorado. The White Cliffs Pipeline's capacity is 70,000 barrels of crude oil per day.

Crude currently owns 51% of White Cliffs. The other 49% is owned as follows: 35.5% by Plains Pipeline, L.P., 10% by Anadarko Wattenberg Company, LLC ("AWC"), and 3.5% by Samedan Pipe Line Corporation ("Noble Energy"). AWC and Noble Energy have each entered into throughput agreements with us for the shipment of their product on the White Cliffs

Pipeline. (See Note 5 of our consolidated financial statements beginning on page F-1 of this Form 10-K for additional information.)

*New Developments*

*Glass Mountain Pipeline.* SemGroup and Gavilon LLC have formed a joint venture named Glass Mountain Pipeline to construct and operate a 210-mile pipeline in western and north central Oklahoma. The pipeline will have an initial capacity of approximately 140,000 barrels per day, 440,000 barrels of intermediate storage and deliver crude oil to a one million barrel storage facility at Gavilon's terminal in Cushing, Oklahoma. The pipeline is being constructed by SemGroup. The total cost of the pipeline is estimated to be approximately $126 million, of which approximately $74.4 million has been spent as of December 31, 2012. Following completion of construction, which is expected in the fall of 2013, the pipeline will be operated by Rose Rock. Chesapeake Energy entered into a long-term transportation agreement with Glass Mountain Pipeline which provided the economic incentive to construct the pipeline. This pipeline project is intended to meet the growing midstream requirements resulting from the drilling activity in western Oklahoma and the Mississippi Lime Play.

*Wattenberg Oil Trunkline.* SemGroup is constructing a new crude oil gathering system in the DJ Basin called the Wattenberg Oil Trunkline. The project is a 37-mile, 12-inch diameter pipeline with 200,000 barrels of operational storage extending north from Rose Rock's Platteville Station, the origin point of the White Cliffs Pipeline. The pipeline will connect to Noble Energy, Inc.'s crude oil production area and will include truck unloading facilities. Noble Energy, Inc. has entered into a long-term agreement to use the assets. The total cost of the pipeline is estimated to be approximately $39 million, of which approximately $12.5 million has been spent as of December 31, 2012. The project is expected to be operational in the fourth quarter of 2013.

*Revenue and Marketing*

A majority of Crude's revenue is derived from fee-based contractual arrangements with third party customers. The Kansas and Oklahoma pipeline system provides transportation, gathering and storage services to customers on fee-based arrangements, typically based on usage with varying term lengths. Cushing storage capacity is provided to customers under fixed-fee contractual arrangements, typically based on the amount of storage capacity reserved for each customer.

In addition to third party customer revenue, Crude generates revenue from limited marketing activities. Crude's marketing includes purchasing crude oil for its own account from producers and aggregators and selling crude oil to traders and refiners.

We mitigate the commodity price exposure of our crude oil marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create "back-to-back" transactions intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered, or (ii) derivative contracts. All of our marketing activities are subject to our Comprehensive Risk Management Policy which establishes limits in order to manage risk and mitigate financial exposure. Our marketing activities account for a portion of the revenue we generate through our Kansas and Oklahoma pipeline system and our Bakken Shale operations.

*Market and Competitive Strengths*

Crude's pipelines move crude oil to third party pipelines and refineries and to Cushing. The Cushing Interchange is one of the largest crude oil marketing hubs in the U.S. and the designated point of delivery specified in all NYMEX crude oil futures contracts. As the NYMEX delivery point and a cash market hub, the Cushing Interchange serves as a significant source of refinery feedstock for refiners and plays an important role in establishing and maintaining markets for many varieties of foreign and domestic crude oil. The Kansas and Oklahoma pipeline system allows Kansas producers and purchasers access to regional refineries, third party pipelines and to Cushing.

***SemStream***

Until December 31, 2012, SemStream was engaged in the residential propane supply business through its wholly-owned subsidiary, SemStream Arizona Propane, L.L.C. ("SemStream Arizona"), with operations in Page and Payson, Arizona. In September 2012, we entered into a definitive agreement to sell those assets. The sale was finalized on December 31, 2012, after receiving the required approval by the Arizona Corporation Commission ("ACC").

*Assets and Operations*

SemStream holds SemGroup's ownership interests in NGL Energy, a master limited partnership, publicly traded on the New York Stock Exchange as "NGL". NGL Energy owns and operates midstream wholesale and retail propane storage and distribution assets, crude oil logistics and water treatment services.

### *SemLogistics*

SemLogistics owns the largest independent petroleum products storage facility in the U.K. The main activities of SemLogistics are the receipt, storage and redelivery of clean petroleum products and crude oil at the Milford Haven site.

*Assets and Operations*

SemLogistics operates a tank storage business and offers build-bulk (importing small cargo, building volume and exporting larger cargo) and break-bulk (importing larger cargo and exporting smaller cargo) operations to its customers that transport products between the Middle East and Europe, the east coast of the U.S. and the west coast of Africa. The terminal is strategically located to access the U.K. market and to service numerous global markets.

SemLogistics' storage facility includes approximately 8.7 million barrels of above ground storage tanks and has received approval from Pembrokeshire County Council to build nine new tanks with a total storage capacity of 1.5 million barrels. The construction of new tankage is dependent on, and will commence when, demand for additional product storage dictates. The terminal has two deep water jetties, one of which can accommodate vessels of up to 165,000 dead weight tons. It also has access to Mainline Pipeline Limited (pipeline from Milford Haven to Manchester and Nottingham), which is owned by Valero Energy Limited.

Over 40% of SemLogistics' storage capacity is multi-product, providing customers with tank storage for clean petroleum products, including gasoline, gasoline blendstocks, jet fuel and gas oil. The remaining tankage is either dedicated to crude oil or dual-purpose tankage for at least two clean petroleum products (gasoline/jet fuel or gasoline/gas oil or jet fuel/gas oil). SemLogistics also provides related services, e.g., tank-to-tank transfers, mixing of gasoline blendstocks and kerosene marking.

*Revenue and Marketing*

SemLogistics generates revenue from fixed-fee storage tank leasing and related services by making available to third parties all of the terminal's available tank capacity for the storage of crude oil and refined products. Customers fall into three broad categories: trading, structural marketing storage and compulsory strategic storage.

*Markets and Competitive Strength*

SemLogistics' ability to handle multiple products provides flexibility to change its operations in response to market conditions. Demand for independent storage terminals can be impacted by a wide range of influences such as the forward price curve, expanding oil production, security of supply concerns, European compulsory stock holding requirements, and mismatches in regional production and consumption of oil and refined petroleum products.

SemLogistics' terminal size (approximately 23% of the total independent storage in the U.K.) and its vessel handling capabilities make it unique compared with other terminals. In addition to being the only independent U.K. facility that serves the bulk trans-shipment sector, it is also the only facility capable of handling crude oil, with the only other comparable facility in the British Isles being a terminal in Ireland. However, the owner of this other facility, a major oil company, uses its terminal exclusively for proprietary storage and storage of Irish strategic stocks.

### *SemCAMS*

We own and operate four natural gas processing and gathering facilities in Alberta, Canada. The principal process performed at the processing plants is to remove contaminants and render the gas saleable to downstream pipelines and markets. At our sour gas plants we also "sweeten" sour natural gas by removing sulfur. Approximately two-thirds of the total natural gas throughput at our processing plants is sour gas. All of SemCAMS' assets are located in West-Central Alberta, in the heart of the Western Canadian Sedimentary Basin, which accounts for approximately 80% of Canada's sour natural gas production.

*Assets and Operations*

SemCAMS operates and owns varying working interests in (i) two sour natural gas processing plants known as the Kaybob South No. 3 plant (the "K3 Plant"), and the Kaybob Amalgamated plant (the "KA Plant"); (ii) two sweet gas plants known as the West Fox Creek plant and the West Whitecourt plant (the "WW Plant"), and (iii) a network of more than 600 miles of natural gas gathering and transportation pipelines. The sour gas plants are dually connected to two major long-haul natural gas pipelines that serve Canada and the U.S. The plants also have the ability to load certain products for transportation by truck and railcar.

*Revenue and Marketing*

SemCAMS generates revenue from the processing plants through volumetric fees for services under contractual arrangements with working interest owners and third party customers. SemCAMS does not have direct exposure to commodity prices. In addition, SemCAMS generates fee-based revenue from volume throughput on its pipelines. SemCAMS' customers include producers of varying sizes.

SemCAMS also derives revenue as the owner and operator of pipeline gathering systems that gather gas from multiple wells located in the same production unit and as the owner and operator of pipeline transportation systems that deliver the gathered gas to each plant.

To support operations at our plants, several producers have committed to process all of their current and future natural gas production from lands owned by them, or their subsequent assignees, within a "dedicated area" comprised of approximately 180 townships located in and around our plants. The dedicated area covers approximately 27% of the volumes in the area surrounding our plants. This dedication continues until field depletion.

*Market and Competitive Strengths*

SemCAMS' natural gas gathering and processing operations are located in an area that generates more than 70% of Canada's total natural gas production and approximately 80% of Canada's total sour gas production. Natural gas is used for a variety of purposes in Canada including heating, electricity production and other industrial processes.

***SemMexico***

SemMexico provides a variety of liquid asphalt cement products and product application services to the Mexican market. SemMexico purchases, produces, stores and distributes asphalt products throughout Mexico. SemMexico's primary supplier of asphalt is Pemex, Mexico's state-owned petroleum company. SemMexico is the largest asphalt distributer in Mexico and, in addition to direct asphalt cement sales, further processes asphalt materials in combination with other raw materials to produce value-added products. These products, such as polymer modified asphalts and asphalt emulsions, are then sold to road contractors and government agencies.

*Assets and Operations*

SemMexico currently operates an in-country network of 12 asphalt cement terminals and modification facilities, two emulsion distribution terminals and two portable rail unloading facilities to import asphalt from the U.S. SemMexico's national technical center and headquarters are located in the city of Puebla, Mexico.

*Revenue and Marketing*

SemMexico generates revenues through the sale of asphalt product to customers. In general, SemMexico's sales and purchases of asphalt cement are matched; SemMexico procures product on an as-needed basis, thereby limiting exposure to price movements of inventory. SemMexico's focus is to maintain its reputation as a quality supplier of asphalt products by consistently producing high quality products and introducing technologically advanced products and solutions to Mexico's asphalt market, while simultaneously increasing production capacity and product distribution availability.

*Market and Competitive Strengths*

SemMexico is a leader in asphalt pavement technologies and capabilities. It is the only liquid asphalt cement company with a national footprint in Mexico. These factors have resulted in a long-term supply relationship with Pemex and continuous business transactions with its customers. SemMexico is exposed to market risk, such as the sustainability of road construction and maintenance funds from the Mexican government. However, we believe that SemMexico's significant market position, reputation, technology and long-term relationships with suppliers and customers are strategic strengths that will benefit SemMexico if funding or demand should increase.

***SemGas***

SemGas provides natural gas gathering and processing services. It has gathering and processing plants and assets in Kansas, Oklahoma and Texas. SemGas aggregates gas supplies from the wellhead and provides various services to producers that condition the wellhead gas production for downstream markets.

*Assets and Operations*

SemGas currently owns and operates over 980 miles of gathering pipelines in Kansas, Oklahoma and Texas. SemGas has one processing plant located in Sherman, Texas, with a processing capacity of 23 million cubic feet per day and over 400 miles of low pressure gathering lines. SemGas also has two plant facilities in Northern Oklahoma (Nash and Hopeton) located roughly 20 miles apart, with a combined processing capacity of approximately 75 million cubic feet per day. This area, also called the Mississippi Zone, has emerged into a key oil resource play with associated gas. There are approximately 690,000 acres dedicated to SemGas, from several area producers, with approximately 70,000 acres in the core of the Mississippi Lime Play.

Additionally, SemGas owns a Eufaula gathering system which gathers, dehydrates and compresses gas in eastern Oklahoma, and a gathering system in Kansas.

*Revenue and Marketing*

SemGas generates revenue from a portfolio of contracts. Initial contract terms can range from monthly and interruptible to the life of the reserves and, upon expiration, continue to renew on a month-to-month or year-to-year evergreen basis. The majority of the contracts provide upside potential by providing SemGas participation in commodity price and processing margin upswings through percent-of-proceeds and percent-of-index contracts. On these contracts, SemGas is generally responsible for marketing the gas and NGLs for both its and the producers' share of the products. Percent-of-proceeds contracts are based on SemGas paying the producers a percentage of the sale proceeds from the products and percent-of-index contracts are based on SemGas paying the producers a percentage of the sale proceeds based on an index price. SemGas also has fee-based contracts for processing and gathering services. SemGas' customers include producers, operators, marketers and traders.

*Market and Competitive Strengths*

SemGas' gathering and processing volumes can be impacted by market demand for the products it handles, as well as the price for crude oil, because the Mississippi Zone is primarily a crude oil play with associated natural gas and natural gas liquids. Gathering and processing activities are also reliant on continued drilling and production activity by producers in our areas of operation. While price increases in natural gas might lead to increased drilling and supply, price increases can also adversely affect demand.

We face competition in acquiring new natural gas supplies. The natural gas gathering and processing industry is generally characterized by regional competition, based on the proximity of gathering systems and processing plants to natural gas producing wells. SemGas' gathering and processing assets tend to have relatively long-term contracts and, in some instances, are the only assets that can provide the offered services to the customers.

SemGas generally sells all natural gas and NGLs it obtains under its percentage-of-proceeds and percentage-of-index contracts immediately in the spot market and, therefore, has little commodity price risk with respect to inventory or other physical commodity positions. SemGas' percentage-of-proceeds and percentage-of-index processing contracts intrinsically have commodity price risk since SemGas' revenue, with respect to these contracts, vary with the level of natural gas and commodity prices. SemGas may elect to use financial derivatives to hedge this risk. SemGas is limited in the amount, and in the time period, for which it may hedge its commodity price risk associated with its contracts pursuant to our Comprehensive Risk Management Policy. More generally, all of our marketing and hedging activities are subject to our Comprehensive Risk Management Policy, which establishes a set of limits, both at the SemGas and the SemGroup Corporation levels, to manage risk and mitigate financial exposure.

**Risk Governance and Comprehensive Risk Management Policy**

We expect to generate the majority of our earnings from owning and operating strategic assets while endeavoring to prudently manage all risks, including commodity price risk, associated with the ownership and operations of our assets. We have a Comprehensive Risk Management Policy that reflects an enterprise-wide approach to risk management and considers both financial and non-financial risks.

Our Board of Directors is responsible for the oversight of our enterprise-wide risk and has approved our Comprehensive Risk Management Policy. The Comprehensive Risk Management Policy is designed to ensure we:

- identify and communicate our risk appetite and risk tolerances;
- establish an organizational structure that prudently separates responsibilities for executing, valuing and reporting our business activities;
- value (where appropriate), report and manage all material business risks in a timely and accurate manner;

- effectively delegate authority for committing our resources;
- foster the efficient use of capital and collateral; and
- minimize the risk of a material adverse event.

The Audit Committee of our Board of Directors has oversight responsibilities for the implementation of, and compliance with, our Comprehensive Risk Management Policy.

Our Executive Management Committee, comprised of corporate officers, oversees the financial and non-financial risks associated with all activities governed by our Comprehensive Risk Management Policy including:

- asset operations;
- marketing and trading;
- investments, divestitures, and other capital expenditures and dispositions;
- credit risk management; and
- other strategic activities.

We also have a Risk Management Group that is assigned responsibility for independently monitoring compliance with, reporting on, and enforcing the provisions of our Comprehensive Risk Management Policy.

Our Comprehensive Risk Management Policy provides a set of limits or thresholds for activities related to owned assets, physical commodities, and derivatives and capital transactions involving market and credit risk. Our limits monitor these risks for each individual segment and on a consolidated basis. Our Comprehensive Risk Management Policy also specifies the types of transactions that may be executed by incumbents of named positions without specific approval of our Board of Directors or our Executive Management Committee. It also restricts proprietary trading activities within limits significantly more restrictive than the corporate market risk management limits.

**Competition**

We face intense competition in the operations of each of our segments. Our competitors include other midstream companies, major integrated oil companies and their marketing affiliates, crude oil pipeline companies and independent gatherers, brokers and marketers of petroleum products of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control greater supplies of crude oil and petroleum products. Competition for customers of petroleum products is based primarily on price, access to supply, access to logistical assets, distribution capabilities, the ability to meet regulatory requirements and maintenance of quality of service and customer relationships.

**Operational Hazards and Insurance**

Pipelines, terminals, storage tanks, processing plants or other facilities may experience damage as a result of an accident, natural disaster or deliberate act. These hazards can also cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. Through the services of a major national insurance broker, we have maintained insurance of various types and varying levels of coverage similar to that maintained by other companies in the industry and which we consider adequate, under the circumstances, to cover our operations and properties, including coverage for natural catastrophes, pollution related events and acts of terrorism and sabotage. The limit of operational insurance maintained covering loss of, or damage to, property and products is $300 million per loss and includes business interruption loss. For claims arising under general liability, automobile liability and excess liability, the limits maintained total $250 million per occurrence/claim. Primary and excess liability insurance limits maintained for pollution liability claims vary by location for claims arising from gradual pollution with limits ranging from $20 million to $40 million in the aggregate. The combined primary and excess liability insurance limits for claims arising from sudden and accidental pollution total $270 million per claim and $290 million in the aggregate. This insurance does not cover every potential risk associated with the operating pipelines, terminals and other facilities. We have a favorable claims history enabling us to self-insure the "working layer" of loss activity utilizing deductibles and self-insured retentions commensurate with our financial abilities and in line with industry standards, in order to create a more efficient and cost effective program and a consistent risk profile. The working layer consists of high frequency/low severity losses that are best retained and managed in-house. Sizable or difficult self-insured claims or losses may be handled by professional adjusting firms hired by us. We will continue to monitor the appropriateness of our deductibles and retentions as they relate to the overall cost and scope of our risk and insurance program.

With a few limited exceptions, our customers have not agreed to indemnify us for losses arising from a release of petroleum products, and we may instead be required to indemnify our customers in the event of a release or other incident.

## Regulation

### *General*

Our operations are subject to extensive regulation. The following discussion of certain laws and regulations affecting our operations should not be relied on as an exhaustive review of all regulatory considerations affecting us, due to the myriad of complex federal, state, provincial, foreign and local regulations that may affect our business.

### *Regulation of U.S. Pipeline, Transportation and Storage Operations*

*Interstate Storage and Transportation*

The White Cliffs Pipeline is subject to regulation by FERC because it is a common carrier pipeline that transports crude oil in interstate commerce. Under the Interstate Commerce Act ("ICA") and the rules and regulations promulgated under those laws, tariff rates for interstate service on common carrier oil pipelines, including such pipelines that transport crude oil and petroleum products, must be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper. FERC regulations require that transportation rates and terms and conditions of service be filed with FERC and posted publicly.

The ICA permits interested persons to challenge new or changed rates or rules and authorizes FERC to investigate such changes and to suspend their effectiveness for a period of up to seven months. If, upon completion of an investigation, FERC finds that the new or changed rate is unlawful, it may require the pipeline to refund the revenues together with interest in excess of the prior tariff during the term of the investigation. FERC may also investigate, upon complaint or on its own motion, rates and related rules that are already in effect and may order a pipeline to change them prospectively. Upon an appropriate showing, a shipper may obtain reparations and refunds for a period of up to two years prior to the filing of its complaint.

*Gathering and Intrastate Pipeline Regulation*

The ICA does not address gathering and natural gas gathering is generally exempt from regulation by FERC under the Natural Gas Act (the "NGA"). We own a number of natural gas pipelines that we believe operate wholly intrastate and are, therefore, exempt from FERC regulation under the NGA. We also own a number of intrastate crude oil gathering systems that are subject to certain state and local, but not federal regulation. Some of these gathering systems are currently operated as proprietary systems. We cannot provide assurances that we will not be subject to regulation by FERC in the future.

In the states in which we operate, regulation of intrastate natural gas and crude oil gathering facilities and intrastate crude oil pipeline service generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. For example, our natural gas gathering facilities are, in some cases, subject to state ratable take and common purchaser statutes. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting our right, as an owner of gathering facilities, to decide with whom we contract to purchase or transport natural gas.

*Department of Transportation*

Interstate pipelines and certain intrastate pipelines are subject to regulation by the Department of Transportation (the "DOT") with respect to the design, construction, operation and maintenance of the pipeline systems. The DOT routinely conducts audits of the regulated assets and we must make certain records and reports available to the DOT for review as required by the Secretary of Transportation. In some states, the DOT has given a state agency authority to assume all or part of the regulatory and enforcement responsibility over the intrastate assets.

*Trucking Regulation*

Through our interest ownership in Rose Rock, we operate a fleet of trucks to transport crude oil. We are licensed to perform both intrastate and interstate motor carrier services and are subject to certain safety regulations issued by the DOT. DOT regulations cover, among other things, driver operations, maintaining log books, truck manifest preparations, the placement of safety placards on the trucks and trailer vehicles, drug and alcohol testing, safety of operation and equipment and many other aspects of truck operations.

*Cross-Border Regulation*

We are subject to regulatory matters specific to border crossing, which include export licenses, tariffs, customs and tax issues and toxic substance certifications. Regulations include the Short Supply Controls of the Export Administration Act, the North American Free Trade Agreement, National Energy Board Reporting and Certification and the Toxic Substances Control Act. Violations of license, tariff and tax reporting requirements under these regulations could result in the imposition of significant administrative, civil and criminal penalties. Furthermore, the failure to materially comply with applicable tax requirements could lead to the imposition of additional taxes, interest and penalties.

***Regulation of Canadian Gathering, Processing, Transportation and Marketing Businesses***

*National Energy Board ("NEB")*

Our Canadian assets are not currently regulated by the NEB. The importation and exportation of natural gas and crude oil to and from Canada, however, are regulated by the NEB. The Government of Alberta tracks volumes exported from Alberta and reserves the right to limit the volume of natural gas that may be removed from Alberta in the event of domestic supply constraint.

*Energy Resources Conservation Board ("ERCB")*

The ERCB's purpose is to ensure that the discovery, development and delivery of Alberta's resources take place in an orderly and efficient manner and in the public interest.

Among other matters, the ERCB has the authority to regulate the exploration, production, gathering, processing, transmission and distribution of natural gas within the province. With respect to natural gas gathering and processing activities, the ERCB's primary role is to serve as a licensing authority for the construction and operation of the facilities used in those activities.

While the ERCB has jurisdiction to regulate the rates and fees charged for services provided by these types of facilities using a public complaint process, this authority is discretionary and historically has not commonly been exercised. Generally, the complaint-based method of regulation has meant that parties have had the opportunity to use alternative means to resolve disputes without resorting to the ERCB.

*Sulphur Recovery Standards*

In 2001, the ERCB set more stringent sulphur recovery standards for older sour gas processing plants, as set out in ID 2001-3. This interim directive directed older, "grandfathered" plants to either gradually increase their sulphur recovery to current standards or accept a reduction in their licensed capacity.

The K3 Plant and the KA Plant are capable of meeting "de-grandfathered" recovery requirements. The K3 Plant was "de-grandfathered" in 2006 after installation of a new Super Claus Sulphur recovery process. The KA Plant can be "de-grandfathered" via simple administrative application.

*Other Provincial Regulatory Agencies*

The Alberta Boilers Safety Association ("ABSA") is the regulatory agency for pressure vessels and related systems in Alberta with a mandate to ensure that pressure equipment is constructed and operated in a manner that protects public safety. SemCAMS maintains an approved program for such requirements.

***Regulation of U.K. Operations***

In the U.K., the Department of Energy and Climate Change's Energy Resources Development Unit is responsible for the regulation of a number of relevant areas, including licensing, national oil stocks policy (including their compulsory oil stocking obligations as a member of the European Union and International Energy Agency), policy on oil disposal, offshore environmental policy, oil sharing arrangements and decommissioning. Other regulatory bodies include the Health and Safety Executive, which regulates health and safety in the upstream and downstream oil industry (among others) and the Hazardous Installations Directorate, which is responsible for inspection and enforcement of health and safety regulation with respect to the downstream oil industry (among others). There is no regulator dedicated specifically to the oil industry. The activities of SemLogistics may also be regulated as a result of the European Union's participation in the International Carriage of Dangerous Goods by Road and Rail agreements, as well as the International Maritime Dangerous Goods Code, which governs the safe transport of dangerous goods (including oil) by sea and, in due course, by the Marine Management Organization when it comes into being pursuant to the Marine and Coastal Access Bill.

The Department for Environment Food and Rural Affairs is responsible for setting legislation, policy, regulations and guidance for a number of environmental issues. There are also several European and international laws and policies that apply. SemLogistics' activities are regulated by the Environment Agency Wales ("EAW"), this organization will become Natural Resources Wales on April 1, 2013. EAW also oversees spills and their cleanup, as well as new construction of tanks, bunds (spill control berms or dikes in the U.S.) and other improvements, and whose regulations require us to maintain a Pollution Prevention and Control permit.

At a local level, SemLogistics' storage facility falls within the jurisdiction of the Milford Haven Port Authority (the "MHPA"). Under the Milford Haven Port Authority Act 2002, the MHPA has the power to publish directions for the purpose of promoting or securing conditions conducive to the ease, convenience or safety of navigation in Milford Haven and the approaches to it. MHPA is currently consulting on the Milford Haven Port Authority General Directions (2006). MHPA also has powers and obligations under various regulations, including, among others, the Dangerous Substances in Harbour Areas Regulations 1987 and the Harbour Docks and Piers Clauses Act 1847, as well as responsibility for the enforcement of the Port Marine Safety Code.

***Regulation of Mexican Operations***

SemMexico is primarily engaged in the purchasing, production, modification, storage and distribution of liquid asphalt cement products throughout Mexico. These activities are subject to compliance with environmental laws and regulations under Mexican technical "Official Standards" and other provisions that establish minimum technical requirements. Companies are required to obtain, from the corresponding federal, local and/or municipal authorities, the relevant permits and authorizations to construct and operate asphalt modification plants and carry out the activities described above.

Mexico's Ministry of Communications and Transportation has published several construction standards establishing the specifications required for pavement surfaces conditions and asphalt products in connection with infrastructure projects, as well as certain manuals identifying the procedures for verifying compliance therewith. SemMexico is in compliance with all standards.

Asphalt treatment, storage and distribution activities are considered hazardous under applicable environmental laws and regulations and are subject to the scrutiny of the Ministry of the Environment and Natural Resources, which is the governmental agency in charge of granting the authorization for the handling, transportation, treatment, storage, importation, exportation and final disposal of asphalt, among others. These authorizations are essential for SemMexico to be able to perform its activities in Mexico.

Coupled with the authorizations and permits that may be granted by the Ministry of the Environment and Natural Resources, asphalt transportation activities within Mexico are subject to having obtained a number of other federal permits, including transportation companies to have environmental damage insurances and federal licenses for the operators of transportation units mobilizing SemMexico's liquid asphalt cement products.

Mexico agencies impose similar, but not necessarily always as stringent, detailed requirements as in the U.S. concerning water management, water resources and the protection of water quality. These requirements regulate the discharge of pollutants and other harmful substances into water sources. SemMexico is currently in compliance with all water management requirements.

Certain operations in Mexico require obtaining an air emissions license at the time such operations begin, and to report on a yearly basis thereafter, the stack emissions to state environmental agencies, assuring such emissions comply with the National Official Standards. Mexico has national, state and local laws which regulate releasing hazardous substances or solid wastes into soils, groundwater and surface water. These regulations include taking measures to prevent and control pollution as well as the handling of hazardous waste. SemMexico is currently in compliance with all such air and hazardous materials and waste requirements.

***Environmental, Health and Safety Regulation***

*General*

Our operations, including Canadian, U.K. and Mexican operations, are subject to varying degrees of stringent and complex laws and regulations by multiple levels of government relating to the production, transportation, storage, processing, release and disposal of petroleum and natural gas based products and other materials or otherwise relating to protection of the environment, safety of the public and safety of employees. As with the industry generally, compliance with current and anticipated environmental laws and regulations increases our overall costs of business, including our capital costs to construct, maintain and upgrade pipelines, equipment and facilities. The failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of removal or remedial obligations, and the issuance of injunctions limiting or prohibiting our activities.

The clear trend in environmental regulation, particularly with respect to petroleum product facilities, is the placement of more restrictions and limitations on activities that may affect the environment and, thus, any changes in environmental laws and regulations or re-interpretations of enforcement policies that result in costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial condition. We may be unable to pass on such increased costs to our customers. Moreover, accidental releases, leaks or spills may occur in the course of our operations and we may incur significant costs and liabilities as a result, including those related to claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing applicable environmental laws and regulations and that continued compliance with existing requirements would not have a material adverse effect on us, there is no assurance that the current conditions will continue in the future.

The following is a summary of the more significant current environmental, health and safety laws and regulations to which our operations are subject.

*Water Discharges*

Our operations can result in the discharge of pollutants, including oil. The Oil Pollution Act ("OPA") was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972, as amended, the Clean Water Act, as amended, and other statutes as they pertain to prevention of, and response to, oil spills. The OPA, the Clean Water Act and analogous state, provincial and local laws, subject owners of facilities to strict, joint and potentially unlimited liability for containment and removal costs, natural resource damages and certain other consequences of an oil spill, where such spill is into navigable waters, along shorelines or in the exclusive economic zone of the U.S. In the event of an oil spill from one of our facilities into navigable waters, substantial liabilities could be imposed. Spill prevention, control and countermeasure requirements of these laws require appropriate containment berms or dikes and other containment structures at storage facilities to limit contamination of soils, surface waters and groundwater in the event of an oil overflow, rupture or leak.

The federal Clean Water Act and analogous state and local laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the U.S. and state waters, including groundwater in many jurisdictions. Permits must be obtained to discharge pollutants into these waters. The Clean Water Act and analogous state and local laws provide significant penalties for unauthorized discharges and can impose liability for responding to and cleaning up spills. In addition, the Clean Water Act and analogous state and local laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require us to monitor and sample the storm water runoff from certain of our facilities.

Similar measures are in place in Canada at both a federal and provincial level.

In addition, national, local and European Union regulations and directives in the U.K., and federal, state and local laws in Mexico, impose similar, but not necessarily always as stringent and detailed, requirements as in the U.S. concerning water resources and the protection of water quality, including those that regulate the discharge of pollutants and other harmful substances into water, require permits, impose clean-up obligations for spills and releases and impose fines and penalties for non-compliance. However, these countries continue to implement stricter requirements that approach the requirements in the U.S.

*Air Emissions*

Our operations are subject to the federal Clean Air Act, as amended, and comparable state and local laws, as well as the federal, provincial and local Canadian, U.K., European Union and Mexican laws applicable to our Canadian, U.K. and Mexican operations, although not necessarily always as stringent as found in the U.S., at least not presently. These laws and regulations regulate emissions of air pollutants from various sources, including certain of our plants, compression stations and other facilities, and impose various monitoring and reporting requirements. Pursuant to these laws and regulations, we may be required to obtain environmental agency pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with the terms of air permits containing various emissions and operational limitations and utilize specific emission control technologies to limit emissions. We may be required to incur certain capital expenditures in the future for air pollution control equipment and leak detection and monitoring systems in connection with obtaining or maintaining operating permits and approvals for air emissions. There are significant potential monetary fines for violating air emission standards and permit provisions.

SemCAMS conducts on-going air, soil and ground water monitoring in accordance with license requirements. SemCAMS is required to annually report all specified emissions from its major facilities to a publicly accessible National Pollutant Release Inventory database.

*Sour Gas*

SemCAMS operates facilities which process and transport sour gas (gas containing hydrogen sulfide, generally at concentrations of 10 parts per million or more). Due to the highly toxic and corrosive nature of sour gas, sour gas handling is regulated in Canada, at both the provincial and federal level, from the wellhead to the point of disposal of the sulfur content removed from processing the sour gas. Environmental legislation can also affect the operations of facilities and limit the extent to which facility expansion is permitted. Proposed facilities are facing increased resistance from community groups which are, in turn, increasing demand for alternate sources of sweetening. In addition, legislation requires that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines and the issuance of clean-up orders.

To protect the public, pipelines transporting sour gas are required to be equipped with monitoring stations and valves that automatically shut down the flow of the pipeline in response to sudden changes in pressure or detection of sour gas in the atmosphere. SemCAMS' sour gas pipelines are monitored 24 hours per day from a centralized pipeline control center and can be shut down by the attending operators. The distance between automatic pipeline valves is determined, based on regulated sour gas dispersion modeling, to meet approved emergency protection zone size and public exposure requirements. The integrity of the sour gas pipelines is maintained through the injection of corrosion inhibition chemicals on an on-going basis. SemCAMS' sour gas pipelines are inspected on a regular basis to ensure the integrity of the pipelines and associated facilities.

SemCAMS' sour gas plants have continuous sour gas detection equipment, as well as other safety systems which can automatically shut down and depressure the full plant to a controlled flare system. The plants are attended 24 hours per day and can also be shut down by attending operators.

At SemCAMS' sour gas processing plants, sulfur recovery and air quality are constantly monitored to ensure required sulfur recovery and emission standards are met. SemCAMS' licensed sulfur recovery is 98.4% for the KA plant and 98.5% for the K3 plant. Residual sulfur that cannot be removed by processing is incinerated to meet a minimum stack top temperature based on a regulator approved dispersion model.

The facilities in Mexico are required to obtain an air emissions license at the initial start-up of facility operations and to annually report the stack emissions to the state environmental agency, assuring that such emissions comply with the National Official Standards.

*Climate Change*

In response to concerns suggesting that emissions of certain gases, commonly referred to as greenhouse gases ("GHGs") (including carbon dioxide ("$CO_2$") and methane), are contributing to the warming of the earth's atmosphere and other climatic changes, the U.S. Congress has been considering legislation to reduce such emissions. In addition, more than one-third of the states, either individually or through multi-state regional initiatives, have already begun implementing legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or GHG cap and trade programs. As an alternative to cap and trade programs, Congress may consider the implementation of a carbon tax program. The cap and trade programs could require major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries or NGL fractionation plants, to acquire and surrender emission allowances. Depending on the particular program and scope thereof, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations. Depending on the design and implementation of carbon tax programs, our operations could face additional taxes and higher cost of doing business. Although we would not be impacted to a greater degree than other similarly situated midstream energy service providers, a stringent GHG control program could have an adverse effect on our cost of doing business and could reduce demand for the petroleum products we gather, process, transport, store, distribute and market.

On December 15, 2009, the U.S. Environmental Protection Agency (the "EPA"), issued a notice of its final finding and determination that emissions of $CO_2$, methane, and other GHGs present an endangerment to public health and the environment because emissions of such gases contribute to warming of the earth's atmosphere and other climatic changes. This final finding and determination allows the EPA to begin regulating GHG emissions under existing provisions of the Clean Air Act. Accordingly, the EPA has adopted regulations that require a reduction in emissions of GHGs from motor vehicles and also trigger permit review for GHG emissions from certain stationary sources. In addition, the EPA issued a final rule, effective in December 2009, requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., beginning in 2011 for emissions occurring in 2010 (EPA's Greenhouse Gas Reporting Program ("GHGRP")). Further, on November 8, 2010, EPA finalized new GHG reporting requirements for upstream petroleum and natural gas systems, which will be added to

EPA's GHG Reporting Rule. Facilities containing petroleum and natural gas systems that emit 25,000 metric tons or more of $CO_2$ equivalent per year will be required to report annual GHG emissions to EPA, with the first report due on March 31, 2012. In December 2010, the EPA issued three concurrent actions related to its GHGRP which require the collection of certain additional business related data and, therefore, it is deferring the reporting of certain information. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such new federal, state or regional restrictions on emissions of $CO_2$ that may be imposed in areas in which we conduct business could also have an adverse effect on our cost of doing business and demand for the petroleum products we gather, process, transport, store, distribute and market.

SemCAMS has been required to file provincial GHG emissions reports annually since 2003 for its three large gas plants. GHG baselines were set based on 2003 through 2005 data. Alberta facilities that emit more than 100,000 tonnes of GHG per year have to reduce emissions intensity by 12 percent. Companies can meet this obligation through improvements to their operations, by purchasing Alberta-based credits, by contributing to the Climate Change and Emissions Management Fund or any combination thereof. Beginning with the last half of the 2007 reporting year, penalties (CDN $15 per tonne) are paid to the provincial government when the GHG intensity (GHG emissions per unit of production) are greater than 88% of the intensity established in the baseline data. All GHG costs paid by SemCAMS are recovered by allocation to the producers based on fuel gas use and $CO_2$ composition in the inlet gas. Failure to comply with the regulation will result in a fine of $200 for every tonne of $CO_2$ by which the total release of specified gases exceeds the net emissions intensity limit for the facility. Legislation to further lower the current reporting limit is pending which, if enacted, would require additional SemCAMS facilities to file provincial GHG emissions reports annually.

*Hazardous Substances and Wastes*

The environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater and surface water, and include measures to prevent and control pollution. These laws and regulations generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous wastes, and may require investigatory and corrective actions at facilities where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, and comparable state laws, impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to a release of "hazardous substance" into the environment. Potentially responsible persons can include the current owner or operator of the site where a release previously occurred and companies that disposed, or arranged for the disposal, of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the potentially responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other wastes released into the environment. Although "petroleum," as well as natural gas and NGLs, have been for the most part excluded from CERCLA's definition of a "hazardous substance", we may, in the course of ordinary operations, generate wastes that may fall within the definition of a "hazardous substance." In addition, there are other laws and regulations that can create liability for releases of petroleum, natural gas or NGLs. Moreover, we may be responsible under CERCLA or other laws for all or part of the costs required to clean up sites at which such wastes have been disposed. We have received notification that we are one of four companies that may be potentially responsible for any cleanup costs required under the State of Washington's CERCLA equivalent statute with respect to a site in Spokane, Washington as result of the our having leased the site after the contamination occurred. No clean-up has yet been ordered. Our position is that, as a result of our emergence from the bankruptcy of our predecessor, any potential claims against us for regulatory agency oversight costs were converted to administrative priority claims and any potential claims against us for investigation and clean-up costs were converted to unsecured claims (as they relate to other potentially responsible persons) and to administrative priority claims (as they relate to any regulatory agency).

We also generate, and may in the future generate, both hazardous and nonhazardous solid wastes that are subject to requirements of the federal Resource Conservation and Recovery Act ("RCRA") and/or comparable state laws. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes as currently defined under RCRA. From time to time, the EPA and state regulatory agencies have considered the adoption of stricter disposal standards for nonhazardous wastes, including crude oil and natural gas wastes. Moreover, it is possible that some wastes generated by us that are currently classified as nonhazardous may, in the future, be designated as "hazardous wastes," resulting in the wastes being subject to more rigorous and costly management and disposal requirements. Changes in applicable laws or regulations may result in an increase in our capital expenditures, facility operating expenses or otherwise impose limits or restrictions on our operations.

National, provincial and local laws of Canada, Mexico, the U.K. and the European Union that are applicable to our operations also regulate the release of hazardous substances or solid wastes into soils, groundwater and surface water, and include measures to prevent and control pollution as well as the handling of hazardous waste. Some of the requirements are similar to those found under CERCLA and RCRA and some are not yet as stringent, but are becoming more so as the focus on these issues increases.

We currently own or lease, and have in the past owned or leased, and in the future we may own or lease, properties that have been used over the years for petroleum product operations. Solid waste disposal practices within the oil and natural gas and related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, some petroleum products and other solid wastes have been disposed of on, or under, various properties owned or leased by us during the operating history of those facilities. In addition, a number of these properties may have been operated by third parties over whom we had no control as to such entities' handling of petroleum products or other wastes and the manner in which such substances may have been disposed of or released. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination, or to take action to prevent future contamination. In some instances, any such requirements may have been dealt with in the bankruptcy proceedings of our predecessor.

*Employee Safety*

We are subject to the requirements of the Occupational Safety and Health Association ("OSHA"), as well as to comparable national, state, provincial and local, Canadian, Mexican, U.K. and European Union laws that are applicable to our Canadian, Mexican and U.K. operations, the purposes of which are to protect the health and safety of workers. In addition, the OSHA hazard communication standard and comparable state, Canadian federal and provincial statutes require us to organize and disclose information concerning hazardous materials used, produced or transported in our operations. Some of our facilities are subject to the OSHA Process Safety Management regulations that are designated to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals.

SemCAMS facilities are also subject to regulation by ABSA. SemCAMS maintains its own compliance program, audited by ABSA, which addresses integrity, inspection and process safety management elements as required by legislation.

*Hazardous Materials Transportation Requirements*

The DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of oil discharge from onshore oil pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance.

Similar requirements are in effect in Canada.

*Anti-Terrorism Measures*

The federal Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security ("DHS"), to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present "high levels of security risk." The DHS issued an interim final rule in April 2007 regarding risk-based performance standards to be attained pursuant to this act and, on November 20, 2007, further issued an Appendix A to the interim rules that establish chemicals of interest and their respective threshold quantities that will trigger compliance with the interim rules. To the extent our facilities are subject to existing or new rules, it is possible that the costs to comply with such rules could be substantial.

**Title to Properties**

Substantially all of our pipelines are constructed on rights-of-way granted by the record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained, where necessary, easement agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which our pipeline was built was purchased in fee. Our processing plants and terminals are on real property owned or leased by us.

We believe that we have satisfactory title to all of the assets we own. Although title to such properties is subject to encumbrances in certain cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and minor easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens will materially detract from the value of such properties or from our interest therein or will materially interfere with their use in the operation of our business.

**Office Facilities**

In addition to our gathering, storage, terminalling and processing facilities discussed above, we maintain corporate office headquarters located in Tulsa, Oklahoma. All of the U.S. business segments utilize Tulsa as their center of operations, except for Crude, whose primary operations are located in Oklahoma City, Oklahoma. Foreign business segments utilize their centers of operations, which are Calgary, Alberta for SemCAMS; Puebla, Mexico for SemMexico; and Milford Haven, Wales for SemLogistics. Many of our business segments also have satellite offices located throughout North America. The current lease for our Tulsa headquarters expires in May 2019, and the other office leases have varying expiration dates. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future, and that additional facilities will be available on commercially reasonable terms as needed.

**Employees**

As of December 31, 2012, we had approximately 690 employees, including approximately 480 employees outside the U.S. in Canada, Mexico and the U.K. Approximately 110 of our employees in Canada and Mexico are represented by labor unions and subject to collective bargaining agreements governing their employment with us. Of that number, approximately 60 employees have collective bargaining agreements that renew annually and 50 have collective bargaining agreements that renewed on January 30, 2013 for a three-year period. We have never had a labor related work stoppage and believe our employee relations are good.

## Item 1A. *Risk Factors*

*Our business faces many risks. We believe the risks described below identify the material risks we face. However, the risks described below may not be the only risks we face. Additional unknown risks, or risks that we currently consider immaterial, may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our shares of Class A Common Stock and warrants could decline significantly. Investors should consider the specific risk factors discussed below, together with other information contained in this report on Form 10-K and the other documents that we will file from time to time with the SEC.*

**Risks Related to Our Business**

***Our credit facilities require us to maintain certain financial ratios and place other operating and financial restrictions on us.***

Our credit facilities have covenants which require us to satisfy and maintain certain financial ratios and place certain other restrictions on us. These covenants and restrictions limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us. For example, our credit facilities limit our ability to:

- incur additional indebtedness;
- incur liens;
- pay dividends over a certain amount;
- make certain restricted payments;
- consummate certain asset sales;
- enter into certain transactions with affiliates; and
- merge, consolidate and/or sell or dispose of all, or substantially all, of our assets.

Any failure to comply with the restrictions of our credit facilities, or any other such subsequent financing agreements, may result in an event of default. An event of default may allow the creditors to accelerate the repayment of the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. If we are unable to repay amounts outstanding under our credit facilities when due, the lenders thereunder could, subject to the terms of the relevant agreements, seek to sell or otherwise transfer our assets granted to them as collateral to secure the indebtedness outstanding under those facilities. Substantially all of our assets have been pledged as collateral to secure our credit facilities. In addition, the lenders under our revolving credit facilities may choose to terminate any commitments they then have made to supply us with further funds.

***Under certain economic conditions, our access to credit markets may be limited, which may adversely impact our liquidity.***

We may require additional capital from outside sources from time to time. Our ability to arrange financing or renew existing facilities, along with the cost of such capital, is dependent upon a number of variables, including:

- general economic, financial and business conditions;
- industry specific conditions;
- credit availability from banks and other financial institutions;
- investor confidence in us;
- cash flow and earnings before interest, taxes, depreciation and amortization ("EBITDA") levels;
- competitive, legislative and regulatory matters; and
- provisions of tax and securities laws that may impact raising capital.

In addition, volatility in the capital markets may adversely affect our ability to access any available borrowing capacity under our revolving credit facilities. Our access to these funds is dependent on the ability of the lenders to meet their funding obligations under these revolving facilities. Lenders may not be able to meet their funding commitments if they experience shortages of capital and liquidity, resulting in a reduction of our available borrowing capacity.

***Our cash flow depends, in part, on the available cash and distributions of Rose Rock.***

Our partnership interests in Rose Rock are significant cash-generating assets. Therefore, our cash flow is dependent, to some extent, upon the ability of Rose Rock to make a minimum quarterly distribution to its unitholders, including us. Rose Rock may not have sufficient available cash each quarter to enable it to pay the minimum quarterly distribution, which would have a corresponding negative impact on us. The amount of cash Rose Rock can distribute on its units principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

- the price of crude oil and the level of production of, and demand for, crude oil in the markets it serves;
- the volume of crude oil that it gathers, transports, stores and/or markets;
- the fees with respect to volumes that it handles;
- the profitability of its marketing operations;
- damage to pipelines, facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism or inadvertent damage to pipelines from construction, farm and utility equipment;
- leaks or accidental releases of crude oil or other materials into the environment, whether as a result of human error or otherwise;
- demand charges and volumetric fees associated with its transportation services;
- the level of competition from other midstream energy companies;
- the level of its operating, maintenance and general and administrative costs;
- regulatory action affecting the supply of, or demand for, crude oil, the rates it can charge, how it contracts for services, its existing contracts, its operating costs or its operating flexibility;
- changes in tax laws; and
- prevailing economic conditions.

In addition, the actual amount of cash Rose Rock will have available for distribution will depend on other factors, some of which are beyond its control, including:

- the level of capital expenditures it makes;
- the cost of acquisitions;
- its debt service requirements and other liabilities;

- fluctuations in its working capital needs;
- its ability to borrow funds and access capital markets;
- restrictions contained in debt agreements to which it is a party; and
- the amount of cash reserves established by its general partner.

For further information on the risk factors inherent in the business of Rose Rock, see the other risk factors included in this Form 10-K that are applicable to Rose Rock and "Item 1A. Risk Factors" in Rose Rock's Annual Report on Form 10-K.

***Our operations could be adversely affected if third-party pipelines, or other facilities interconnected to our facilities, become partially or fully unavailable, or if the volumes we gather do not meet the quality requirements of such pipelines or facilities.***

Our facilities connect to other pipelines or facilities, some of which are owned by third parties. The continuing operation of such third-party pipelines or facilities is not within our control. These pipelines and other facilities may become unavailable, or available only at a reduced capacity, because of testing, turnarounds, line repair, reduced operating pressure, lack of operating capacity, curtailments of receipt or deliveries due to insufficient capacity, or for any other reason. If any of these pipelines or facilities becomes unable to transport the products we gather, or if the volumes we gather or transport do not meet the quality requirements of such pipelines or facilities, our results of operations and cash flows could be adversely affected.

***Our Comprehensive Risk Management Policy's provisions governing our internal trading and marketing activities cannot eliminate all risks associated with the trading and marketing of commodities, nor can we ensure full compliance at all times with the Comprehensive Risk Management Policy by our employees, both of which could impact our financial and operational results.***

We have in place a Comprehensive Risk Management Policy that establishes authorized commodities and transaction types, delegations of authority, and limits for trading and marketing exposures and requires that we restrict net open positions (e.g., positions that are not fully hedged as to commodity price risk) to specified levels at each of the consolidated and, in certain cases, subsidiary level. Our Comprehensive Risk Management Policy has restrictive terms with respect to acquiring and holding physical inventory, futures contracts or derivative products for the purpose of proprietary trading activity. These policies and practices, however, cannot eliminate all risks. Derivatives contracts and contracts for the future delivery of crude oil expose us to the risk of non-delivery under product purchase contracts or the failure of gathering and transportation systems. Any event that disrupts our anticipated physical supply of products could create a net open position that would expose us to risk of loss resulting from price changes.

Moreover, we are exposed to price movements on products that are not hedged, including certain of our inventory, such as linefill, which must be maintained to operate pipeline and gathering lines. We are also exposed to certain price risks that cannot be readily hedged, such as price risks for "basis differentials." "Basis differentials" can be created to the extent that our purchase or sales contracts call for delivery of a petroleum product of a grade, at a location, or at a time that differs from the specific delivery terms of offsetting purchase and sales agreements or derivative instruments. If this occurs, we may not be able to use the physical or derivative commodity markets to fully hedge our price risk. Our exposure to price risks could impact our operational and financial results.

We also have a risk that employees involved in our trading and marketing operations may not comply at all times with our Comprehensive Risk Management Policy. Even with management oversight, we cannot ensure with certainty that all violations of our Comprehensive Risk Management Policy, particularly if deception or other intentional misconduct is involved, will be detected prior to our businesses being materially affected.

***Conventional gas operations face increased competitive pressure from shale gas production.***

The U.S. Energy Information Administration reports that higher estimates of domestic shale gas resources support increasing estimates of domestic natural gas production at prices below its previous estimates.

The abundant supply of shale gas places pressure on all conventional gas production, including sour gas production. In addition, facilities designed to remove hydrogen sulfide from a raw gas stream face increased pressure because sour gas is more expensive to process than gas which does not contain sulfur.

***Our construction of new assets is subject to regulatory, environmental, political, legal and economic risks which could adversely affect our business.***

One of the ways we intend to grow our business is through the construction of new assets. The construction of additions or modifications to our existing systems and of new assets involves numerous regulatory, environmental, political and legal uncertainties beyond our control. In addition, the construction of additions to our existing gathering and transportation assets may require us to obtain new rights-of-way prior to constructing new pipelines. We may be unable to obtain such rights-of-way to connect new petroleum product supplies to our existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, or if we lose our existing rights-of-way through our inability to renew right-of-way contracts or otherwise, our results of operations, cash flows and financial condition could be adversely affected.

***Changes in currency exchange rates could adversely affect our operating results.***

A portion of our revenue is generated from our operations in Canada, the U.K. and Mexico, which use the Canadian dollar, British pound and Mexican peso, respectively, as the functional currency. Therefore, changes in the exchange rate between the U.S. dollar and any of such foreign currencies could adversely affect our financial and operational results.

***We are exposed to the creditworthiness and performance of our customers, suppliers and transactional counterparties, including our hedge counterparties, and any material nonpayment or nonperformance by one or more of these parties could adversely affect our financial and operational results.***

There can be no assurance we have adequately assessed the creditworthiness of each of our existing or future customers, suppliers or transactional counterparties, including our hedge counterparties, or that there will not be a rapid or unanticipated deterioration in their creditworthiness, which may have an adverse impact on our financial condition and results of operations. There is no certainty that our counterparties will perform or adhere to existing or future contractual arrangements.

We manage our exposure to credit risk through credit analysis and credit monitoring procedures and policies, including credit support requirements for customers and counterparties to which we extend no, or limited, unsecured credit, such as letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate counterparty credit risks, and to the extent our procedures and policies prove to be inadequate, our financial and operational results may be negatively impacted.

Some of our counterparties may be highly leveraged or have limited financial resources and will be subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. In addition, volatility in commodity prices might have an impact on many of our counterparties, which, in turn, could have a negative impact on their ability to meet their obligations to us and may also increase the magnitude of these obligations.

Any material nonpayment or nonperformance by our counterparties could require us to pursue substitute counterparties for the affected operations, reduce operations or provide alternative services. There can be no assurance that any such efforts would be successful or would provide similar financial and operational results.

***Our business involves many hazards and operational risks, some of which may not be covered by insurance.***

Leaks and other releases of hydrocarbons are possible in operations involving pipelines and tanks. Other possible operating risks include the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); failure to maintain adequate inventories of spare parts; operator error; labor disputes; disputes with interconnected facilities and carriers; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorism and other similar events, many of which are beyond our control.

These risks could result in substantial losses due to personal injury or loss of life, severe damage to, and destruction of, property and equipment and pollution or other environmental damage, and may result in curtailment or suspension of our related operations. We are not fully insured against all risks incident to our business. In addition, as a result of market conditions, premiums for our insurance could increase significantly. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. If a significant accident or event occurs that is not fully insured, it could adversely affect our results of operations, cash flows and financial condition. Even if a significant accident or event is covered by insurance, we may still have responsibility for applicable deductibles, and in addition, the proceeds of any such insurance may not be paid in a timely manner. With a few exceptions, our customers have not agreed to indemnify us for losses arising from a release of petroleum products, and we may instead be required to indemnify our customers in the event of a release or other incident.

***We may not be able to make acquisitions on economically acceptable terms, which may limit our ability to grow. In addition, any acquisition that we pursue will involve risks that may adversely affect our business.***

As part of our business strategy, we may expand our operations through acquisitions. We cannot accurately predict the timing, size and success of our acquisition efforts. We may be unable to identify attractive acquisition candidates, negotiate acceptable purchase terms or obtain financing for these acquisitions on economically acceptable terms or because we are outbid by competitors. If we are unable to successfully acquire new businesses or assets, our future growth may be limited.

Any acquisition that we may pursue will involve potential risks, including:

- performance from the acquired businesses or assets that is below the forecasts we used in evaluating the acquisition;
- a significant increase in our indebtedness and working capital requirements;
- the inability to timely and effectively integrate the operations of recently acquired businesses or assets;
- the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to our acquisition;
- risks associated with operating in lines of business that are distinct and separate from our historical operations;
- loss of customers or key employees from the acquired businesses; and
- the diversion of management's attention from other business concerns.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions, realize other anticipated benefits and meet our debt service requirements.

***We are subject to the risks of doing business outside of the U.S.***

The success of our business depends, in part, on continued performance in our non-U.S. operations. We currently have operations in Canada, Mexico and the U.K. In addition to the other risks described in this report on Form 10-K, there are numerous risks and uncertainties that specifically affect our non-U.S. operations. These risks and uncertainties include political and economic instability, changes in local governmental laws, regulations and policies, including those related to tariffs, investments, taxation, exchange controls, employment regulations and repatriation of earnings, and enforcement of contract and intellectual property rights. International transactions may also involve increased financial and legal risks due to differing legal systems and customs, including risks of non-compliance with U.S. and local laws affecting our activities abroad, including compliance with the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010. While these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our financial and operational results.

***We may incur significant costs and liabilities resulting from pipeline integrity programs and related repairs.***

Pursuant to the Pipeline Safety Improvement Act of 2002, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, the DOT, through the DOT's Pipeline and Hazardous Materials Safety Administration ("PHMSA"), has adopted regulations requiring pipeline operators to develop and implement integrity management programs for transmission pipelines located where a leak or rupture could do the most harm in "high consequence areas," including high population areas, areas that are sources of drinking water, ecological resource areas that are unusually sensitive to environmental damage from a pipeline release and commercially navigable waterways, unless the operator effectively demonstrates, by risk assessment, that the pipeline could not affect the area. Our pipeline facilities are also subject to the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011, which reauthorized funding for federal safety programs through 2015, increased penalties for safety violations, established additional safety requirements for newly constructed pipelines and required studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines. The integrity management regulations require operators, including us, to:

- perform on-going assessments of pipeline integrity on a recurring frequency schedule;
- identify and characterize applicable potential threats to pipeline segments that could impact a high consequence area;
- improve data collection, integration and analysis;
- repair and remediate the pipeline as necessary; and

- implement preventive and mitigating actions.

In addition, states have adopted regulations similar to existing DOT regulations for intrastate gathering and transmission lines. We currently estimate that we will incur an aggregate cost of approximately $2.6 million during 2013 to implement necessary pipeline integrity management program testing along certain segments of our pipelines required by existing DOT and state regulations. This estimate does not include the costs, if any, of any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which costs could be substantial. At this time, we cannot predict the ultimate cost of compliance with these regulations, as the cost will vary significantly depending on the number and extent of any repairs found to be necessary as a result of the pipeline integrity testing. We will continue our pipeline integrity testing programs on an on-going basis to assess and maintain the integrity of our pipelines. The results of these tests could cause us to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operations of our pipelines and, consequently, result in a reduction in our revenue and cash flows from shutting down our pipelines during the pendency of such repairs or upgrades.

Moreover, changes to pipeline safety laws and regulations that result in more stringent or costly safety standards could have a significant adverse effect on us. On January 3, 2012, President Obama signed the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, which, among other things, increases the maximum civil penalties for pipeline safety administrative enforcement actions; requires the Secretary of Transportation to study and report on the expansion of integrity management requirements, the sufficiency of existing gathering line regulations to ensure safety, and the use of leak detection systems by hazardous liquid pipelines; requires pipeline operators to verify their records on maximum allowable operating pressure; and imposes new emergency response and incident notification requirements. The provisions of this legislation and other changes to pipeline safety laws and regulations could require us to pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which requirements could result in our incurring increased operating costs that could be significant and have a material adverse effect on our financial position or results of operations.

***Our cash flow depends, in part, on the available cash and distributions of NGL Energy, and we may fail to realize the anticipated benefits from our acquisition of a significant equity position in NGL Energy Partners LP.***

On November 1, 2011, SemStream completed the sale of substantially all of its assets to NGL Supply Terminal Company LLC, a subsidiary of NGL Energy, in exchange for, among other things, a number of common units representing limited partnership interests in NGL Energy (the "NGL Common Units"). NGL Energy owns and operates midstream wholesale and retail propane storage and distribution assets, crude oil logistics and water treatment services.

We do not control NGL Energy's assets and operations, and the value of, and benefits from, our investment in NGL Energy are subject to all of the risks and uncertainties inherent in NGL Energy's business including, without limitation, the following:

- NGL Energy may not have sufficient cash to enable it to pay minimum quarterly distributions on its common units, including the NGL Common Units;
- The amount of cash NGL Energy has available for distribution to its unitholders, including us, depends primarily on its cash flow rather than on its profitability, which may prevent it from making distributions, even during periods in which it realizes net income;
- Current conditions in the global capital and credit markets, and general economic pressures, may adversely affect NGL Energy's financial position and results of operations;
- Widely fluctuating propane prices could adversely affect NGL Energy's ability to finance its working capital needs;
- If NGL Energy does not successfully identify acquisition candidates, complete accretive acquisitions on economically acceptable terms, or adequately integrate the acquired operations into its existing operations, its future financial performance may be adversely affected and its growth may be limited;
- Increases in interest rates could adversely impact NGL Energy's common unit price, its ability to issue equity or incur debt for acquisitions or other purposes, and its ability to make cash distributions at its intended levels;
- NGL Energy's operations are subject to all the operating hazards and risks incident to handling, storing, transporting and providing customers with combustible liquids such as propane;
- NGL Energy depends on several significant customers, and a loss of one or more significant customers could materially or adversely affect its results of operations;

- NGL Energy's partnership agreement limits the fiduciary duties of NGL Energy's general partner to NGL Energy's unitholders, including us, and restricts the remedies available to the unitholders for actions taken by its general partner that might otherwise be breaches of fiduciary duty;
- Cost reimbursements to NGL Energy's general partner may be substantial and could reduce its cash available to make quarterly distributions on the common units, including the NGL Common Units;
- NGL Energy's partnership agreement requires that NGL Energy distribute all of its available cash, which could limit its ability to grow and make acquisitions; and
- Other factors discussed in NGL Energy's Annual Report on Form 10-K and as are included from time to time in NGL Energy's public announcements and other filings with the SEC.

To the extent that we desire to sell any of the NGL Common Units, our ability to sell units could be severely limited, both as to timing and amount, and as a result of factors beyond our control. Also, the market price of the NGL Common Units may decline substantially before we sell the units.

For the reasons described above, NGL Energy may reduce, or have insufficient available cash to pay, cash distributions on its common units, including the NGL Common Units, and we may not realize an adequate return on our investment and we may incur losses on any sales of our investment in NGL Energy.

In addition, our equity in earnings or losses of NGL Energy will be reported in our consolidated statement of operations, which could result in volatility in our earnings. Future declines in the fair value of our investment in NGL Energy could, under certain circumstances, require us to record impairment losses on our investment.

***One of our subsidiaries acts as the general partner of a publicly traded limited partnership, Rose Rock. As such, this subsidiary's operations may involve a greater risk of liability than ordinary business operations.***

One of our subsidiaries acts as the general partner of Rose Rock, a publicly-traded limited partnership. This subsidiary may be deemed to have undertaken fiduciary obligations with respect to Rose Rock as the general partner and to the limited partners of Rose Rock. Activities determined to involve fiduciary obligations to other persons or entities typically involve a higher standard of conduct than ordinary business operations and, therefore, may involve a greater risk of liability, particularly when a conflict of interests is found to exist. Our control of the general partner of Rose Rock may increase the possibility of claims of breach of fiduciary duties, including claims brought due to conflicts of interest (including conflicts of interest that may arise between Rose Rock, on the one hand, and its general partner and that general partner's affiliates, including us, on the other hand). Any liability resulting from such claims could be material.

***A prolonged decline in index prices at Cushing relative to other index prices could reduce the demand for our transportation to, and storage in, Cushing.***

Shifts in the overall supply of, and demand for, crude oil in regional, national and global markets, over which we have no control, can have an adverse impact on crude oil index prices in the markets we serve relative to other index prices. For example, Cushing has experienced a shortfall in takeaway pipeline capacity which has, in turn, led to an oversupply of crude oil at Cushing. This has been cited as a principal reason for the decline in the WTI Index price used at Cushing relative to other crude oil price indexes, including the Brent Crude index. A prolonged decline in the WTI Index price, relative to other index prices, may cause reduced demand for our transportation to, and storage in, Cushing, which could have a material adverse effect on our business, results of operations and financial condition.

***Adverse developments in our existing areas of operation could adversely impact our results of operations, cash flows and financial condition.***

Our operations are focused on gathering, transporting, storing, processing and treating petroleum products and are principally located in the Midwest and Rocky Mountain supply regions of the U.S. and in Alberta, Canada. As a result, our results of operations, cash flows and financial condition depend upon the demand for our services in these regions. Due to our current lack of broad diversification in industry type and geographic location, adverse developments in our current segment of the midstream industry, or our existing areas of operation, could have a significantly greater impact on our results of operations, cash flows and financial condition than if our operations were more diversified.

***We are subject to regulation by multiple governmental agencies, and the nature and degree of regulation from such agencies could adversely impact our business, results of operations and financial condition.***

Our operations are subject to substantial regulation from multiple foreign and domestic federal, state, provincial and local authorities. These authorities regulate numerous aspects of our operations, including certain gathering systems, transportation pipelines, construction and maintenance of facilities and certain rate structures, among other things. We cannot predict the impact of any future revisions or changes in interpretation of existing laws or regulations or the adoption of new laws and regulations applicable to our businesses or when or whether any proposals of such revisions, interpretation changes or new laws or regulations may become effective. Revisions, interpretation changes or additional laws or regulations could influence our operating environment and may result in increased costs.

The White Cliffs Pipeline is subject to FERC rules and regulations. The FERC's regulatory authority applies to the:

- transportation by common carrier of crude oil in interstate commerce, including, but not limited to:
  - rates, operating terms and conditions of service; and
  - accounts and records.

Regulatory actions in these areas can similarly affect new or expanded pipeline operations.

***We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental laws or regulations or an accidental release of hazardous substances, petroleum products or wastes into the environment.***

Our operations are subject to federal and foreign, state, provincial and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws include, for example:

- federal and comparable state and foreign laws that impose obligations related to air emissions;
- federal and comparable state and foreign laws that impose requirements for the handling, storage, treatment or disposal of solid and hazardous waste from our facilities;
- federal and comparable state and foreign laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which our hazardous substances have been transported for disposal; and
- federal and comparable state and foreign laws that regulate discharges of wastewater from our facilities require spill protection planning and preparation and set requirements for other actions for protection of waters.

Failure to comply with these laws and regulations, or newly adopted laws or regulations, may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Claims pursued under certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or petroleum products have been disposed or otherwise released. Provisions also exist that may require remediation or other compensation to pay for damages to natural resources. Moreover, it is not uncommon for individuals to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, petroleum products or waste products in the environment.

There is an inherent risk of incurring environmental costs and liabilities in connection with our operations due to our handling of crude oil and natural gas, air emissions and water discharges related to our operations and historical industry operations and waste disposal practices. For example, an accidental release from one of our facilities could subject us to substantial liabilities for environmental cleanup and restoration costs, claims made by individuals for personal injury, natural resource and property damages and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our operational or compliance costs and, the cost of any remediation that may become necessary. We may not be able to recover all or any of these costs from insurance and fines or penalties paid for compliance violations, whether alleged or proven, will not be covered by insurance.

***Derivatives reform legislation and related regulations could adversely affect our ability to manage business and financial risks by reducing the availability of, and increasing our cost of using, derivative instruments as hedges against fluctuating commodity prices and interest rates.***

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") establishes, among other things, federal oversight and regulation of the over-the-counter derivatives market and the entities that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission ("CFTC"), federal regulators of banks and other financial institutions, or the prudential regulators, and the SEC to promulgate the rules implementing the new law. While some of these rules have been finalized, others have not and, as a result, we cannot fully determine what impact the new regulatory framework will have on our business.

The Dodd-Frank Act requires certain derivative transactions to be cleared on a derivatives clearing organization and traded on an exchange or a swap execution facility. If we engage in such transactions, we will be required to comply with these clearing and trade-execution requirements or to take steps to qualify for an exemption from these requirements. New regulations may also require us to post cash collateral (commonly referred to as "margin") for certain derivative transactions. We use crude oil and other energy derivative instruments in connection with our Crude activities, and may use natural gas related derivative instruments in connection with our SemGas activities, principally to hedge the commodity price risk associated with these businesses. We may also use energy derivatives in conjunction with the activities of our other businesses and may use interest rate derivative instruments to minimize the impact of interest rate fluctuations associated with our debt. At present, we post collateral with clearing brokers with respect to substantially all of our commitments and potential obligations under these derivative instruments. Depending on the final regulations adopted by the CFTC, the prudential regulators and the SEC, we may be subject to a margin requirement that will cause us to post collateral in excess of present levels. Such a requirement may increase our costs and decrease our profitability. Moreover, our counterparties may also be required to post margin on our transactions and comply with minimum capital requirements, which could result in additional costs being passed on to us, thereby decreasing our profitability.

In its rulemaking under the Dodd-Frank Act, the CFTC has issued final regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions would be exempt from these position limits. The position limits rule was vacated by the U.S. District Court for the District of Columbia in September of 2012, although the CFTC has stated that it will appeal the Court's decision. In addition, the Dodd-Frank Act may also require the counterparties to our derivative instruments to spin off some of their derivative activities to a separate entity, which may not be as creditworthy as the current counterparty.

The Dodd-Frank Act and the related regulations could significantly increase the cost of derivative contracts (including from swap recordkeeping and reporting requirements through requirements to post collateral which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts and potentially increase our exposure to less creditworthy counterparties. If our use of derivatives is reduced, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Moreover, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could, therefore, be adversely affected if a consequence of the Dodd-Frank Act is to lower commodity prices. Any of these consequences could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

***Our storage operations are influenced by the overall forward market for crude oil, and certain market conditions may adversely affect our financial and operating results.***

Our storage operations are influenced by the overall forward market for crude oil. A contango market (meaning that the price of crude oil for future delivery is higher than the current price) is associated with greater demand for crude oil storage capacity, because a party can simultaneously purchase crude oil at current prices for storage and sell at higher prices for future delivery. A backwardated market (meaning that the price of crude oil for future delivery is lower than the current price) is associated with lower demand for crude oil storage capacity, because a party can capture a premium for prompt delivery of crude oil rather than storing it for future sale. A prolonged backwardated market or other adverse market conditions could have an adverse impact on our ability to negotiate favorable prices under new or renewing storage contracts, which could have an adverse impact on our storage revenues. Finally, higher absolute levels of crude oil prices increase the costs of financing and insuring crude oil in storage, which negatively affects storage economics. As a result, the overall forward market for crude oil may have an adverse effect on our business, results of operations and financial condition.

***An increase in interest rates could impact demand for our storage capacity.***

There is a financing cost for a storage capacity user to own crude oil while it is stored. That financing cost is impacted by the cost of capital or interest rate incurred by the storage user, in addition to the commodity cost of the crude oil in inventory. Absent other factors, a higher financing cost adversely impacts the economics of storing crude oil for future sale. As a result, a significant increase in interest rates could adversely affect the demand for our storage capacity independent of other market factors.

***Climate change legislation and related regulatory initiatives could result in increased operating costs and reduced demand for our services.***

In December 2009, the EPA published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because emissions of such gases are contributing to warming of the earth's atmosphere and other climatic changes. Based on these findings, the EPA adopted two sets of regulations that restrict emissions of GHGs under existing provisions of the federal Clean Air Act, including one that requires a reduction in emissions of GHGs from motor vehicles and another that regulates GHG emissions from certain large stationary sources under the Clean Air Act Prevention of Significant Deterioration and Title V permitting programs. In addition, the EPA expanded its existing GHG emissions reporting rule to include certain onshore oil and natural gas processing, transmission, storage and distribution activities, beginning in 2012 for emissions occurring in 2011. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur additional costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the petroleum products we gather, treat or otherwise handle in connection with our services.

After reviewing extensive comments and making a number of changes to its previously July 28, 2011 proposed rules, on April 17, 2012, the EPA issued its final rules that subject a wide range of oil and gas operations (production, processing, transmission, storage, and distribution) to regulation under the New Source Performance Standards ("NSPS") and National Emission Standards for Hazardous Air Pollutants ("NESHAPS") programs (with the NSPS and NESHAPS published in the Federal Register on August 16, 2012). The EPA revised the NSPS for volatile organic compounds ("VOCs") from leaking components at onshore gas processing plants and the NSPS for sulfur dioxide emissions from natural gas processing plants. The EPA also established standards for certain oil and gas operations not covered by existing standards. These will regulate VOC emissions from gas wells, centrifugal and reciprocating compressors used in natural gas production and transmission, pneumatic controllers used in natural gas and crude oil production and to new, modified or reconstructed storage vessels in natural gas and crude oil production with VOC emissions above six tons per year. The EPA also revised the existing leak detection and repair requirements for the oil and gas production source category and the natural gas transmission source category and established action limits reflecting most achievable control for certain previously uncontrolled emission sources. There also are additional testing and related notification, record keeping and reporting requirements. These changes were effective October 15, 2012.

The U.S. Congress has been considering legislation to reduce GHG emissions and some states, either individually or through multi-state regional initiatives, have already begun implementing legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or GHG cap and trade programs. In addition, both President Obama and the Administrator of the EPA have repeatedly indicated their preference for comprehensive legislation to address this issue and create the framework for a clean energy economy, with the Obama Administration supporting an emission allowance system. Past proposed legislation in Congress has included an economy-wide cap and trade program to reduce GHG emissions. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such new federal, state or regional restrictions on emission of $CO_2$ that may be imposed in areas in which we conduct business could also have an adverse effect on our cost of doing business and demand for the petroleum products we gather process, transport, store, distribute and market.

In addition, the EPA will be designating nonattainment areas for ozone standards for outdoor quality. These areas will include those areas with significant oil and gas activities. Nonattainment areas will be required to submit state implementation plans in 2015 and to attain the standard by 2015 and 2018 for areas classified as "Marginal" and "Moderate," respectively. Areas classified as "Serious" must attain by 2021. The federal NSPS constitute a federally required minimum level of control. States have the flexibility to put their own program in place or implement existing programs as long as they are at least as protective as the federal NSPS.

Canada does not currently have any federal legislation pending relating to the regulation of GHG emissions from the oil and gas industry. New federal regulations creating GHG performance standards for the transportation sector and for coal-fired electricity generation were introduced in 2012. The federal government has indicated that one of the next sectors that will be targeted by similar regulations will be the oil and gas industry, and that such regulations will be proposed in 2013. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur additional costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the petroleum products we gather, treat or otherwise handle in connection with our services.

Although Canada has not yet enacted federal GHG legislation for the oil and gas industry, the province of Alberta has set GHG baselines for all large GHG emitters based on 2003-2005 data, which requires a reduction of 12% in GHG emissions intensity from certain facilities, including several of SemCAMS' facilities. Beginning with the second half of 2007, penalties are assessed for failure to comply with required reductions. Further limitations may be imposed in the future which could require additional SemCAMS' facilities to have to file annual GHG emissions reports.

The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged by our pipelines or other facilities, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for petroleum products, resulting in a decrease in the demand for our services.

***Loss of key employees could significantly reduce our ability to execute strategies.***

Much of our future success depends on the continued availability and service of key personnel including the executive team and skilled employees in technical, operational and staff positions. Experienced personnel in the midstream industry are in high demand and competition for their talents is high. We depend on current and new key officers and employees to meet the challenges and complexities of our businesses. If any such officers or employees resign, or become unable to continue in their present roles and are not adequately replaced, or if we are unable to fill currently vacant positions, our business operations could be materially adversely affected. There can be no assurance that we will continue to attract and retain key personnel.

***The threat or attack of terrorists aimed at our facilities could adversely affect our business.***

The U.S. government has issued warnings that energy assets, specifically the nation's pipeline infrastructure, may be future targets of terrorist organizations. Any future terrorist attack that may target our facilities, those of our customers or those of certain other pipelines could have a material adverse effect on our businesses. In addition, any governmental body mandated actions to prepare for, or protect against, potential terrorist attacks could require us to spend money or modify our operations.

***We face intense competition in our gathering, transportation, processing, storage and marketing activities. Competition from other providers of those services that are able to supply our customers with those services at a lower price or on otherwise better terms could adversely affect our business and operating results.***

We are subject to competition from other gathering, transportation, processing, storage and marketing operations that may be able to supply our customers with the same or comparable services at a lower price or otherwise on better terms. We compete with national, regional and local gathering, transportation and storage companies of widely varying sizes, financial resources and experience, including the major integrated oil companies. Our ability to compete could be harmed by numerous factors, including:

- price competition;
- the perception that another company can provide better service;
- a reluctance to contract with us due to our predecessor's bankruptcy filing; and
- the availability of alternative supply points, or supply points located closer to the operations of our customers.

Some of our competitors have greater financial, managerial and other resources than we do, and control substantially more storage or transportation capacity than we do. Our competitors may expand their assets or operations, creating additional competition for the services we provide to our customers. In addition, our customers may develop their own gathering, transportation and storage systems or marketing operations in lieu of using ours. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenues and cash flow could be adversely affected by the activities of our competitors and our customers.

***Our profitability depends on the demand for the products we gather, transport, process and store in the markets we serve.***

Any sustained reduction in demand for petroleum products in markets served by our midstream assets could result in a significant reduction in the volume of petroleum products that we gather, transport, process and store, thereby adversely affecting our results of operations, cash flows and financial condition. A reduction in demand can result from a number of factors including:

- an increase in the price of products derived from petroleum products;
- higher taxes, including federal excise taxes, crude oil severance taxes or sales taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of petroleum based products;

- adverse economic conditions which result in lower spending by consumers and businesses on products derived from petroleum products;
- effects of weather, natural phenomena, terrorism, war, or other similar acts;
- an increase in fuel economy, whether as a result of a shift by consumers to more fuel efficient vehicles, technological advances by manufacturers or federal or state regulations;
- decision by our customers or suppliers to use alternate service providers for a portion of all of their needs, operate in different markets not served by us, reduce operations or cease operations entirely; and
- an increase in the use of alternative fuel sources such as ethanol, biodiesel, fuel cells, solar and wind power.

***Because of the natural decline in production from existing wells in our areas of operation, our success depends on our ability to obtain new sources of supply of petroleum products, which is dependent on factors beyond our control. Any decrease in the volumes of these products that we gather could adversely affect our business and operating results.***

The volumes that support our business are dependent on the level of production from wells connected to our operations, the production from which may be less than we expect as a result of a natural decline of producing wells over time and the shut-in of wells for economic or other reasons. As a result, in order to maintain or increase the amount of petroleum products that we handle, we must obtain new sources of petroleum products. The primary factors affecting our ability to obtain sources of these products include the level of successful drilling activity near our systems and our ability to compete for volumes from successful new wells.

We have no control over the level of drilling activity in our areas of operation, the amount of reserves associated with wells connected to our operations or the rate at which production from a well declines. In addition, we have no control over producers or their drilling or production decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected energy prices, demand for petroleum products, levels of reserves, geological considerations, environmental or other governmental regulations, the availability of drilling permits, the availability of drilling rigs, and other drilling, production and development costs.

Fluctuations in energy prices can also greatly affect the development of new petroleum product reserves and, to a lesser extent, production from existing wells. In general terms, energy prices fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. Declines in energy prices could have a negative impact on exploration, development and production activity and, if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in our areas of operation would lead to reduced utilization of our assets and a reduced need for our marketing operations. Because of these factors, even if new reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves. If reductions in drilling activity result in our inability to maintain the levels of petroleum products that we handle, it could have a material adverse effect on our business, results of operations and financial condition.

***Our construction of new assets may not result in the anticipated revenue increases.***

One of the ways we intend to grow our business is through the construction of new assets. If we undertake such projects, they may not be completed on schedule or at the budgeted cost or at all. Moreover, our revenue may not increase immediately, or at all, upon the expenditure of funds on a particular project. For instance, if we expand a pipeline, the construction may occur over an extended period of time and we may not receive any material increases in revenue until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Since we are not engaged in the exploration for, and the development of, natural gas and crude oil reserves, we do not possess reserve expertise and we often do not have access to third party estimates of potential reserves in an area prior to constructing facilities in such area. To the extent we rely on estimates of future production in our decision to construct additions to our system, such estimates may prove to be inaccurate because of numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations, cash flows and financial condition.

***We may not be able to renew or replace expiring storage contracts.***

We have significant exposure to market risk at the time our existing storage contracts expire and are subject to renegotiation and renewal. The extension or replacement of existing contracts depends on a number of factors beyond our control, including the:

- level of existing and new competition to provide storage services to our markets;
- macroeconomic factors affecting crude oil storage economics for our current and potential customers;

- balance of supply and demand, on a short-term, seasonal and long-term basis, in our markets;
- extent to which the customers in our markets are willing to contract on a long-term basis; and
- effects of federal, state or local regulations on the contracting practices of our customers.

Any failure to extend or replace a significant portion of our existing contracts, or extend or replace them at comparable rates, could have a material adverse effect on our business, results of operations, and financial condition.

***A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies, or a change in policy by those agencies, could result in increased regulation of our assets, which could affect existing costs and rates.***

Interstate transportation and gathering pipelines that do not provide interstate services are not subject to regulation by FERC. However, the distinction between FERC-regulated interstate pipeline transportation, on the one hand, and intrastate pipeline transportation, on the other hand, is a fact-based determination. The classification and regulation of our crude oil pipelines are subject to change based on future determinations by FERC, federal courts, Congress or regulatory commissions, courts or legislatures in the states in which we operate.

Our Kansas and Oklahoma gathering pipeline system carries crude oil owned by us and by third parties. We own all of the crude oil shipped on our pipeline system across state lines. We believe that the pipeline segments on which we provide service to third parties and the services we provide to third parties on the gathering pipeline system meet the traditional tests that FERC has used to determine that the pipeline services provided are not interstate commerce. We believe that the pipeline segments on which we transport only crude oil owned by us should not be subject to regulation by FERC under the ICA, or that these pipeline segments would qualify for waiver from FERC's regulatory requirements, if applicable. However, we cannot provide assurance that FERC will not in the future, either at the request of other entities or on its own initiative, determine that some or all of our Kansas and Oklahoma gathering pipeline system and the services we provide on that system are within its jurisdiction, or that such a determination would not adversely affect our results of operations. If some or all of the gathering system were subject to FERC jurisdiction, and not otherwise exempt from any applicable regulatory requirements, for that portion of the gathering pipeline system we would be required to file a tariff with FERC, and if our tariff rates were subject to protest, provide a cost justification for the transportation rate subject to protest and provide service to all potential shippers without undue discrimination. In addition, if the services we provide on any segment(s) of our gathering system become regulated by FERC under the ICA, our services could be subject to a protest and/or complaint before FERC. If FERC were to determine, in response to a complaint, that our rates are unjust and unreasonable, we could be required to pay reparations and refunds dating to two years before the filing of the complaint. Furthermore, if in the future our services become subject to state regulation, they could be subject to a protest and/or complaint before a state commission with jurisdiction.

***Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil and natural gas production in our areas of operation, which could adversely impact our business and results of operations.***

An increasing percentage of crude oil and natural gas production is being developed from unconventional sources such as shale. These reservoirs require hydraulic fracturing completion processes to release the crude oil or natural gas from the formation so it can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate crude oil and natural gas production. Certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. For instance, legislation was recently proposed to amend the federal Safe Drinking Water Act to subject hydraulic fracturing operations to regulation under that act. Sponsors of recent bills have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. Proposed legislation would require, among other things, the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings against producers and service providers. In addition, these bills, if adopted, could establish an additional level of regulation and permitting of hydraulic fracturing operations at the federal level, which could lead to operational delays, increased operating and compliance costs and additional regulatory burdens that could make it more difficult or commercially impracticable to perform hydraulic fracturing, delaying the development of unconventional resources from shale and other formations which are not commercial without the use of hydraulic fracturing. In addition, several states have already passed, or are considering, legislation that is intended to regulate hydraulic fracturing.

In its new 2012 NSPS promulgated for the natural gas and crude oil sector, the EPA established the first federal air standards for natural gas wells that are hydraulically fractured. Refractured gas wells that use the "green completions" will not be considered affected from a federal standpoint. Operators may choose to flare for now from refractured wells and phase in green completions by January 1, 2015, but any such refractured well will be considered an affected facility for permitting purposes. However, the EPA expressly stated that this NSPS does not apply to oil wells.

We cannot predict what effect such legislation will have on the production of crude oil and natural gas in our areas of operation. The imposition of additional regulations and permit requirements could lead to delays or increased operating costs for crude oil and natural gas producers. A reduction in the production of crude oil or natural gas in our areas of operation could have an adverse effect on our business, results of operations and financial condition.

**Risks Related to Our Class A Common Stock and Warrants**

***Our Class A Common Stock and warrants may experience significant price and volume fluctuations.***

The market price of our Class A Common Stock may fluctuate significantly in response to various factors and events beyond our control, including the following:

- the risk factors described in this report on Form 10-K;
- our operating and financial results differing from that expected by securities analysts and investors;
- the financial and stock price performance of our competitors or companies in our industry generally;
- changes in accounting standards, policies, interpretations or principles;
- changes in laws or regulations which adversely affect our industry or us;
- general conditions in our customers' industries; and
- general economic conditions and conditions in the securities markets.

Our warrants are publicly traded on the NYSE. We believe that the market price of the warrants will be primarily affected by the market price of our Class A Common Stock and, consequently, may fluctuate significantly in response to the various factors and events affecting the market price of our Class A Common Stock.

**Item 1B.** ***Unresolved Staff Comments***

None.

**Item 3.** ***Legal Proceedings***

For information regarding legal proceedings, see the discussion under the captions "Bankruptcy matters", "Other matters" and "Environmental" in Note 16 of our consolidated financial statements beginning on page F-1 of this Form 10-K, which information is incorporated by reference into this Item 3.

**Item 4.** ***Mine Safety Disclosures***

Not applicable.

**Executive Officers of the Registrant**

Our executive officers are elected annually by, and serve at the discretion of, our Board of Directors. Set forth below is information concerning our executive officers.

| Name | Age | Position |
|---|---|---|
| Norman J. Szydlowski | 61 | President and Chief Executive Officer and Director |
| Robert N. Fitzgerald | 53 | Senior Vice President and Chief Financial Officer |
| Candice L. Cheeseman | 57 | General Counsel and Secretary |
| Timothy R. O'Sullivan | 56 | Vice President, Corporate Planning and Strategic Initiatives |
| Peter L. Schwiering | 68 | Vice President and President of Rose Rock Midstream Crude, L.P. |

*Norman J. Szydlowski* has served as a director and as President and Chief Executive Officer of SemGroup since November 2009. Mr. Szydlowski has also served as Chairman of the Board of Directors, President and Chief Executive Officer of our subsidiary Rose Rock Midstream GP, LLC, the general partner of Rose Rock, since August 2011. From January 2006 until January 2009, Mr. Szydlowski served as president and chief executive officer of Colonial Pipeline Company, an interstate common carrier of petroleum products. From 2004 to 2005, he served as a senior consultant to the Iraqi Ministry of Oil in Baghdad on behalf of the U.S. Department of Defense, where he led an advisory team in the rehabilitation, infrastructure security and development of future strategy of the Iraqi oil sector. From 2002 until 2004, he served as vice president of refining for Chevron Corporation (formerly ChevronTexaco), one of the world's largest integrated energy companies. Mr. Szydlowski joined Chevron in 1981 and served in various capacities of increasing responsibility in sales, planning, supply chain management, refining and plant operations, transportation and construction engineering. Mr. Szydlowski serves on the board of directors of NGL Energy Holdings LLC, the general partner of NGL Energy, an owner and operator of midstream wholesale and retail propane storage and distribution assets, crude oil logistics and water treatment services. Mr. Szydlowski graduated from Indiana University in Bloomington with a master's degree in business administration. He also holds a Bachelor of Science degree in mechanical engineering from Kettering University.

*Robert N. Fitzgerald* joined SemGroup in November 2009 and serves as Senior Vice President and Chief Financial Officer. Mr. Fitzgerald has also served as a director, Senior Vice President and Chief Financial Officer of our subsidiary Rose Rock Midstream GP, LLC, the general partner of Rose Rock, since August 2011. Prior to joining SemGroup, Mr. Fitzgerald served as chief financial officer from February 2008 to November 2009 of Windsor Energy Group, a private independent oil and gas exploration and development company. He has also served from December 2006 until February 2008 as executive vice president of LinkAmerica Corp. and from January 2003 until December 2006 as chief operating officer and chief financial officer of Arrow Trucking Company, both commodity transportation companies. From January 2000 until January 2003, he served as vice president, finance of Williams Communications Group, a global communication company. Prior to that, Mr. Fitzgerald was with BP Amoco and Amoco Corporation for 20 years, working in various financial and operations positions in Tulsa, Oklahoma; Houston, Texas; Denver, Colorado; and Chicago, Illinois. Mr. Fitzgerald received a master's degree in business administration from the University of Tulsa and a Bachelor of Business Administration degree from Western Illinois University. He is currently a member of the American Institute of Certified Public Accountants, the Institute of Management Accountants and the Institute of Internal Auditors. He is a certified public accountant.

*Candice L. Cheeseman* joined SemGroup in February 2010 and serves as General Counsel and Secretary. Ms. Cheeseman has also served as General Counsel and Secretary of our subsidiary Rose Rock Midstream GP, LLC, the general partner of Rose Rock since August 2011. Prior to joining our company, Ms. Cheeseman served as general counsel of Global Power Equipment Group Inc., a comprehensive provider of power generation equipment and maintenance services for energy customers, since May 2004. In September 2006, Global Power Equipment Group Inc. and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Global Power Equipment Group and its subsidiaries emerged from bankruptcy protection in January 2008. Prior to Global Power, she was employed by WilTel Communications Group, an internet, data, voice and video service provider, where she served in a variety of capacities, including general counsel and secretary, commencing in November 2002. Ms. Cheeseman has been a practicing attorney for two decades serving in various capacities for Williams Communications, Marriott International and law firms in the Washington D.C. area. Ms. Cheeseman received her juris doctorate degree from the University of Tulsa College of Law. She also holds a Bachelor of Arts degree from the University of Delaware.

*Timothy R. O'Sullivan* serves as Vice President, Corporate Planning and Strategic Initiatives of SemGroup, a position he has held since April 2010. Mr. O'Sullivan has also served as a director and Vice President of our subsidiary Rose Rock Midstream GP, LLC, the general partner of Rose Rock, since August 2011. From February 2005 until April 2010, he served as President and Chief Operating Officer of SemGas, L.P. From 2001 until joining our company, Mr. O'Sullivan worked for Williams Power Company, where he was director of global gas and power origination. He was previously employed with Koch Industries, Inc. for 19 years, where he served in various capacities in its natural gas division, including business development, marketing and trading, and executive management. Mr. O'Sullivan began his career as a staff accountant for Main Hurdman. Mr. O'Sullivan graduated from Wichita State University with a bachelor's degree in accounting. He also is a certified public accountant. Mr. O'Sullivan was a member of the board of directors of the Gas Processors Association and served on its Executive and Finance Committee.

*Peter L. Schwiering* has served as Vice President of SemGroup since February 2012. Mr. Schwiering has also served as the Chief Operating Officer and a director of our subsidiary, Rose Rock Midstream GP, LLC, the general partner of Rose Rock, since August 2011. He also serves as President of Rose Rock Midstream Crude, L.P., a position he has held since August 2011. Mr. Schwiering joined Rose Rock Midstream Crude, L.P.'s predecessor, SemCrude, L.P., in 2000 as Vice President of Operations. Prior to joining SemCrude, L.P., Mr. Schwiering worked for Dynegy Pipeline as manager of pipeline and commercial business. He also served with Sun Company for 25 years in various positions, last serving as the company's manager of business development—Western Region, based in Oklahoma. Mr. Schwiering has over 40 years of experience in the energy industry.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

**Market Information**

Our Class A Common Stock trades on the New York Stock Exchange under the ticker symbol "SEMG." There is no established public trading market for our Class B Common Stock. At January 31, 2013, we had 1,553 holders of record of our Class A Common Stock and one holder of record of our Class B Common Stock. The following table sets forth the high and low sales prices of our Class A Common Stock (New York Stock Exchange composite transactions) during the periods indicated.

| | | High | | Low |
|---|---|---|---|---|
| For the year ended December 31, 2012: | | | | |
| First quarter | $ | 30.13 | $ | 25.82 |
| Second quarter | $ | 32.12 | $ | 28.05 |
| Third quarter | $ | 38.16 | $ | 31.36 |
| Fourth quarter | $ | 39.98 | $ | 34.76 |
| For the year ended December 31, 2011: | | | | |
| First quarter | $ | 34.28 | $ | 26.00 |
| Second quarter | $ | 29.53 | $ | 23.79 |
| Third quarter | $ | 25.65 | $ | 16.55 |
| Fourth quarter | $ | 29.57 | $ | 18.34 |

**Performance Graph**

Set forth below is a line graph comparing the cumulative total stockholder return on our Class A Common Stock with the cumulative total return of the S&P 500 Stock Index and the Alerian MLP Infrastructure Index ("AMZIX Index") for the period from November 11, 2010 to December 31, 2012. The AMZIX Index is a liquid, midstream-focused subset of the Alerian MLP index, comprised of 25 energy infrastructure master limited partnerships. The graph was prepared assuming $100 was invested on November 11, 2010 in our Class A Common Stock, the S&P 500 Stock Index and the AMZIX and distributions have been reinvested subsequent to the initial investment.

**COMPARISON OF CUMULATIVE TOTAL RETURN**
**Among SemGroup Corporation, the S&P 500 Index and the Alerian MLP Infrastructure Index**



$180
$160
$140
$120
$100
$80
Index Value
11/11/10
12/31/10
03/31/11
06/30/11
09/30/11
12/31/11
03/31/12
06/30/12
09/30/12
12/31/12
SemGroup Corporation
S&P 500 Index
Alerian MLP Infrastructure Index


The above performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

**Dividends**

We have not paid any cash dividends on our common stock to date. In January 2013, we announced our intention to pay a quarterly cash dividend to common stockholders beginning in the second quarter of 2013. This dividend is planned to be a pass-through of the majority of the cash distributions we receive from our interests in Rose Rock and NGL Energy. The dividend is expected to be based on the previous quarter's distributions received.

Our credit agreement places the following restrictions on dividends:

- The dividend cannot exceed our Available Cash;
- No Default or Event of Default has occurred or is continuing; and
- After giving effect to the dividend, the leverage ratio cannot exceed 4.00 to 1.00.

**Warrant Exercises**

Pursuant to our plan of reorganization, in 2009 we issued warrants to purchase shares of our Class A Common Stock or, at the election of the warrantholder, shares of our Class B Common Stock, to certain of our pre-petition creditors. During the fourth quarter of 2012, holders exercised warrants to purchase an aggregate of 45,300 shares of our Class A Common Stock. Each of the holders elected to satisfy its obligation to pay the exercise price through "cashless exercise," whereby the number of shares to be issued to the holder is reduced, in lieu of a cash payment for the exercise price. Accordingly, an aggregate of 15,700 shares of our Class A Common Stock were issued pursuant to such exercises. Such issuances were exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the U.S. Bankruptcy Code.

## Item 6. *Selected Financial Data*

**Selected Consolidated Financial Data**

The following table provides selected consolidated financial data as of and for the periods shown. The balance sheet data as of December 31, 2012, 2011, 2010, 2009 and 2008 and as of November 30, 2009, and the statement of operations data for the years ended December 31, 2012, 2011, 2010 and 2008 and the one month ended December 31, 2009 and the eleven months ended November 30, 2009, have been derived from our audited financial statements for those dates and periods. The selected financial data provided below should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this Form 10-K.

Balance sheet data in the following table as of December 31, 2012, 2011, 2010 and 2009 and November 30, 2009 and statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the one month ended December 31, 2009, are that of SemGroup Corporation. Balance sheet and statement of operations data as of all other dates and for all other periods are that of our predecessor, SemGroup, L.P. We applied fresh-start reporting as of November 30, 2009. As a result, our financial data is not comparable to that of our predecessor. Earnings per share in the following table is only presented for the periods subsequent to our emergence from our predecessor's bankruptcy, since the limited partner units of SemGroup, L.P. were canceled upon emergence from our predecessor's bankruptcy.

The following table presents the non-GAAP financial measures of Adjusted gross margin and Adjusted EBITDA, which we use in our business and view as important supplemental measures of our performance. Adjusted gross margin and Adjusted EBITDA are not calculated or presented in accordance with GAAP. For definitions of Adjusted gross margin and Adjusted EBITDA and a reconciliation of Adjusted gross margin to operating income (loss) and of Adjusted EBITDA to net income (loss), their most directly comparable financial measures calculated and presented in accordance with GAAP, please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate our Operations."

| | Successor | | | | Predecessor | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 | One Month Ended December 31, 2009 | Eleven Months Ended November 30, 2009 | Year Ended December 31, 2008 |
| | (amounts in thousands, except per share amounts) | | | | | |
| **Statement of operations data:** | | | | | | |
| Total revenues | $1,237,497 | $1,465,246 | $1,618,412 | $ 155,457 | $ 893,226 | $ 6,694,522 |
| Operating income (loss) | $ 57,351 | $ 55,199 | $ (49,764) | $ (39,643) | $ 13,827 | $ (1,239,210) |
| Reorganization items gain (loss) | $ — | $ — | $ — | $ — | $ 3,529,014 | $ (411,601) |
| Income (loss) from continuing operations | $ 28,958 | $ 12,360 | $ (133,903) | $ (38,372) | $ 3,533,407 | $ (1,809,491) |
| Income (loss) from discontinued operations | 2,939 | (9,548) | 1,831 | 455 | (139,328) | (1,019,536) |
| Net income (loss) | $ 31,897 | $ 2,812 | $ (132,072) | $ (37,917) | $ 3,394,079 | $ (2,829,027) |
| Net income (loss) attributable to noncontrolling interests | 9,797 | 435 | 225 | (25) | (505) | 22,855 |
| Net income (loss) attributable to SemGroup | $ 22,100 | $ 2,377 | $ (132,297) | $ (37,892) | $ 3,394,584 | $ (2,851,882) |
| Income (loss) from continuing operations per share of common stock: | | | | | | |
| Basic | $ 0.46 | $ 0.29 | $ (3.24) | $ (0.92) | — | — |
| Diluted | $ 0.45 | $ 0.17 | $ (3.24) | $ (0.92) | — | — |
| **Other financial data:** | | | | | | |
| Adjusted gross margin | $ 363,808 | $ 306,693 | $ 346,378 | $ 23,720 | $ 179,045 | $ 174,895 |
| Adjusted EBITDA | $ 134,965 | $ 115,545 | $ 151,796 | $ 9,594 | $ 94,470 | $ (390,349) |

| | Successor | | | | | Predecessor |
|---|---|---|---|---|---|---|
| | As of December 31, 2012 | As of December 31, 2011 | As of December 31, 2010 | As of December 31, 2009 | As of November 30, 2009 | As of December 31, 2008 |
| | (amounts in thousands) | | | | | |
| **Balance sheet data:** | | | | | | |
| Total assets | $ 1,748,179 | $ 1,491,181 | $ 1,667,188 | $ 2,210,013 | $ 2,272,512 | $ 2,777,036 |
| Long-term debt, including current portion (excluding debt subject to compromise) | $ 206,086 | $ 109,335 | $ 348,443 | $ 519,932 | $ 535,351 | $ 180,146 |
| Owners' equity: | | | | | | |
| SemGroup Corporation owners' equity | $ 892,394 | $ 851,096 | $ 855,068 | $ 976,686 | $ 1,017,678 | $ — |
| SemGroup, L.P. partners' capital | — | — | — | — | — | (3,422,693) |
| Noncontrolling interest | 129,134 | 127,569 | — | 1,571 | 1,621 | 2,212 |
| Total owners' equity | $ 1,021,528 | $ 978,665 | $ 855,068 | $ 978,257 | $ 1,019,299 | $(3,420,481) |

We have experienced many changes in our business during the periods shown in the table above, which significantly limits the comparability of the financial data. Such changes include, but are not limited to:

- the deconsolidation in July 2008, and the reconsolidation in November 2009, of SemCAMS and SemCanada Crude;
- the deconsolidation in July 2008 of SemCanada Energy and Blueknight Energy Partners, L.P.;
- our predecessor's bankruptcy, which resulted in significant professional fee expenses and losses on the disposal or impairment of long-lived assets;

- our predecessor's emergence from bankruptcy during 2009, which resulted in reorganization gains on the extinguishment of debt and on the application of fresh-start reporting;
- the deconsolidation of White Cliffs at the end of September 2010;
- various impairments of long-lived assets and gains/losses on disposal of long-lived assets;
- the sale of SemStream assets to NGL Energy on November 1, 2011; and
- the initial public offering for Rose Rock in December 2011.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Overview of Business

Horizontal drilling and hydraulic fracturing continue to increase the production of crude oil and natural gas in the U.S. As a result, there is increasing demand for the services of midstream companies such as SemGroup, who can gather, transport, process and store these products as they are moved from the wellhead to refiners, industrial users and consumers. We have responded to this demand with additional storage tanks and gas processing facilities and we are building new crude oil gathering and transportation pipelines.

We, and our significant equity method investees, own gathering systems, transportation pipelines, processing plants, storage facilities and terminals in the Midwest and Rocky Mountain regions of the U.S. and in Alberta, Canada.

We maintain and operate storage, terminal and marine facilities at Milford Haven in the U.K. that enable customers to supply products to markets in the Atlantic Basin. We also operate a network of liquid asphalt cement terminals throughout Mexico.

### How We Evaluate Our Operations

Our management uses a variety of financial and operational metrics to analyze our performance. We view these metrics as important factors in evaluating our profitability and review these measurements on at least a monthly basis for consistency and trend analysis. These metrics include financial measures such as Adjusted gross margin, operating expenses and Adjusted EBITDA.

#### *Adjusted Gross Margin*

We view Adjusted gross margin as an important performance measure of the core profitability of our operations, as well as our operating performance as compared to that of other companies in our industry, without regard to financing methods, historical cost basis, capital structure or the impact of fluctuating commodity prices. We define Adjusted gross margin as total revenues minus cost of products sold and unrealized gain (loss) on derivatives. Adjusted gross margin allows us to make a meaningful comparison of the operating results between our fee-based activities, which do not involve the purchase or sale of petroleum products, and our fixed-margin and marketing operations, which do. In addition, Adjusted gross margin allows us to make a meaningful comparison of the results of our fixed-margin and marketing operations across different commodity price environments because it measures the spread between the product sales price and costs of products sold.

#### *Operating Expenses*

Our management seeks to maximize the profitability of our operations, in part, by minimizing operating expenses. These expenses are comprised of salary and wage expense, utility costs, insurance premiums, taxes and other operating costs, some of which are independent of the volumes we handle.

The current high levels of crude oil exploration, development and production activities are increasing competition for personnel and equipment. This increased competition is placing upward pressure on the prices we pay for labor, supplies and miscellaneous equipment. To the extent we are unable to procure necessary services or offset higher costs, our operating results will be negatively impacted.

#### *Adjusted EBITDA*

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization and adjusted for selected items that SemGroup believes impact the comparability of financial results between reporting periods. We use Adjusted EBITDA as a supplemental performance measure to assess:

- our operating performance as compared to that of other companies in our industry, without regard to financing methods, historical cost basis, capital structure or the impact of fluctuating commodity prices; and

- the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

***Note About Non-GAAP Financial Measures***

Adjusted gross margin and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations.

Operating income (loss) is the GAAP measure most directly comparable to Adjusted gross margin, and net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measures. Each of these non-GAAP financial measures has important limitations as an analytical tool because it excludes some, but not all, items that affect the most directly comparable GAAP financial measure. You should not consider Adjusted gross margin or Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted gross margin and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Management compensates for the limitations of Adjusted gross margin and Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the difference between Adjusted gross margin and Adjusted EBITDA, on the one hand, and operating income (loss) and net income (loss), on the other hand, and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

The following table presents a reconciliation of operating income (loss) to Adjusted gross margin and net income (loss) to Adjusted EBITDA, the most directly comparable GAAP financial measures, on a historical basis for each of the periods indicated.

| | Successor | | | | Predecessor | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Month Ended December 31, 2009 | Eleven Months Ended November 30, 2009 | Year Ended December 31, 2008 |
| | (Unaudited; in thousands) | | | | | |
| **Reconciliation of operating income (loss) to Adjusted gross margin:** | | | | | | |
| Operating income (loss) | $ 57,351 | $ 55,199 | $ (49,764) | $ (39,643) | $ 13,827 | $ (1,239,210) |
| Add: | | | | | | |
| Operating expense | 224,700 | 155,041 | 151,385 | 16,591 | 46,046 | 473,554 |
| General and administrative expense | 71,918 | 75,447 | 85,836 | 7,867 | 43,271 | 104,939 |
| Depreciation and amortization expense | 48,210 | 49,823 | 69,158 | 8,674 | 38,158 | 86,139 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (3,531) | 301 | 105,051 | 23,119 | 13,625 | 71,718 |
| Less: | | | | | | |
| Unrealized gain (loss) on derivatives | (1,196) | 14,114 | 13,339 | (7,112) | (24,118) | (677,755) |
| Earnings from equity method investments | 36,036 | 15,004 | 1,949 | — | — | — |
| Adjusted gross margin | $ 363,808 | $ 306,693 | $ 346,378 | $ 23,720 | $ 179,045 | $ 174,895 |

| | Successor | | | | Predecessor | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Month Ended December 31, 2009 | Eleven Months Ended November 30, 2009 | Year Ended December 31, 2008 |
| | (Unaudited; in thousands) | | | | | |
| **Reconciliation of net income (loss) to Adjusted EBITDA:** | | | | | | |
| Net income (loss) | $ 31,897 | $ 2,812 | $ (132,072) | $ (37,917) | $ 3,394,079 | $ (2,829,027) |
| Add: | | | | | | |
| Interest expense | 8,902 | 60,138 | 86,121 | 7,169 | 11,816 | 110,553 |
| Income tax expense (benefit) | (2,078) | (2,310) | (6,320) | (7,217) | 6,310 | 48,497 |
| Depreciation and amortization | 48,210 | 49,823 | 69,158 | 8,674 | 38,158 | 86,139 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (3,531) | 301 | 105,051 | 23,119 | 13,625 | 71,718 |
| Reorganization items (gain) loss | — | — | — | — | (3,529,014) | 411,601 |
| Loss (income) from discontinued operations, net of income taxes | (2,939) | 9,548 | (1,831) | (455) | 139,328 | 1,019,536 |
| Foreign currency transaction (gain) loss | 298 | (3,450) | 2,899 | (678) | (3,950) | 12,879 |
| Remove NGL Energy equity (earnings) losses | 403 | — | — | — | — | — |
| NGL Energy cash distribution | 9,218 | — | — | — | — | — |
| Employee severance expense | 354 | 4,374 | 1,558 | — | — | — |
| Impact of change in basis of NGL inventory in fresh-start reporting | — | — | 27,821 | 8,681 | — | — |
| Unrealized (gain) loss on derivatives | 1,196 | (14,114) | (13,339) | 7,112 | 24,118 | 677,755 |
| Change in fair value of warrants | 21,310 | (5,012) | 283 | 872 | — | — |
| Reversal of allowance on goods and services tax receivable | — | (4,144) | — | — | — | — |
| Depreciation and amortization included within equity in earnings of White Cliffs | 10,181 | 10,630 | 2,897 | — | — | — |
| Defense costs related to an unsolicited take over proposal | 5,899 | 1,000 | — | — | — | — |
| Allowance on (recovery of) receivable from AGE Refining | — | (2,692) | 3,340 | — | — | — |
| Recovery of receivables written off at emergence | (858) | — | — | — | — | — |

| | | | | | | |
|---|---|---|---|---|---|---|
| Non-cash equity compensation | 6,503 | 8,641 | 6,230 | 234 | — | — |
| Adjusted EBITDA | $ 134,965 | $ 115,545 | $ 151,796 | $ 9,594 | $ 94,470 | $ (390,349) |

**Business and Performance Drivers**

We operate our business through six primary business segments: Crude, SemStream, SemLogistics, SemCAMS, SemMexico and SemGas. We generate revenue in these segments by utilizing our assets to provide products and services to third parties and by selectively using our assets to support our marketing activities. We believe that the variety of our petroleum product assets creates opportunities for us and our customers that avoid seasonal fluctuations of less diverse businesses.

Certain factors are key to our operations. These include the safe, reliable and efficient operation of the pipelines and facilities that we own and operate, while meeting the regulations that govern the operation of our assets and the costs associated with such regulations. Our revenue is impacted by several factors, including:

***Throughput and processing fees***

Throughput and processing fees are fees charged to third parties based on volumes of product run through our processing facilities or pipeline gathering systems.

***Service, Storage and Terminalling Fees***

Storage and terminalling fees are fees charged to third parties for petroleum product storage or terminalling services provided by us and are based on leased shell capacity and/or volumes moved through our terminal facilities.

***Petroleum Product Marketing***

We intend to capture the normalized gross margin associated with the purchase and sale of petroleum products. Purchases, sales and derivative transactions related to this activity are tracked in our systems to the ultimate realization of profit. We seek to maintain limited net open positions to manage our exposure to commodity prices. Marketing transactions may only be entered into by persons delegated such authority by senior management, as provided in our Comprehensive Risk Management Policy. Each person authorized to make transactions is subject to internal volume and dollar limits, portfolios are subject to net open position and stop loss limits, and counterparties are subject to credit limits and provisions as approved by our credit department. See "Business—Risk Governance and Comprehensive Risk Management Policy" for more information on our Comprehensive Risk Management Policy.

**Revenue**

Our revenue is generated from third-party fees earned through the gathering, pipeline transporting and storing of petroleum products principally in the Midwest region. Our customers pay us fees based on volumes gathered, transported and stored; through the sale of petroleum products based upon contract or index rates per barrel, million Btu or gallon. We generate additional revenue through selected marketing of petroleum products. Marketing operations consist primarily of aggregating petroleum products purchased at the lease along pipeline systems or trucked, and arranging the necessary transportation logistics for the ultimate sale or delivery of the petroleum products to customers or other end-users. Gathering and transportation revenue is recognized as petroleum products are delivered to customers. Storage revenue is recognized upon leasing of shell capacity on a take or pay basis. Marketing revenue is accrued at the time title to the petroleum product sold transfers to the purchaser, which typically occurs upon receipt of the petroleum product by the purchaser.

We utilize futures, swaps and options contracts to manage our exposure to market changes in commodity prices, to protect our gross margins on our purchased petroleum products and to manage our liquidity risk associated with margin deposit requirements on our overall derivative positions. When purchasing petroleum products, we seek to manage our exposure to commodity price risk. As we purchase inventory from suppliers, we may establish a fixed or variable margin with future sales utilizing one of the following methods:

- we have already sold that product for physical delivery pursuant to sales contracts at a market index price,
- we sell the product for future physical delivery pursuant to effectively back-to-back sales contracts, or
- we enter into futures and swaps contracts on the NYMEX or over the counter ("OTC") markets.

In addition, we may purchase put options or derivatives other than futures or swaps to hedge our inventory of petroleum products prior to our sale of such inventory.

ASC 845-10-15, *"Nonmonetary Transactions,"* requires certain transactions – those where inventory is purchased from a customer then resold to the same customer – to be presented in the income statement on a net basis, resulting in a reduction of revenue and costs of products sold by the same amount, but has no effect on operating income (loss). However, changes in the level of such purchase and sale activity between periods can have an effect on the comparison between those periods.

***Volumes***

Generally, we expect revenue to increase or decrease in conjunction with increases or decreases in total volumes. Our total volumes are affected by different factors, including our physical storage or transportation capacity, our working capital and credit availability under our credit facilities to support petroleum product purchases and the availability of the supply of petroleum product available for purchase, which is determined based primarily upon producer activity in market areas contiguous with our asset base.

***Commodity Prices***

Our business is primarily fee based. As a result, our financial results are typically not correlated with increases and decreases in commodity prices. Our financial results, however, are positively correlated with the absolute difference between current (prompt) and future month petroleum product prices. That is, wide contango (when the prices for future deliveries are higher than current prices) spreads generally have a favorable impact on our results relative to a slightly contango, flat or backwardated (when the prices for future deliveries are lower than current prices) market.

***Timing of Purchase and Sales***

Our financial results are affected by the timing of the purchase and sale of petroleum products, such that financial results may not be comparable between periods. When we enter into an arrangement to purchase product, place the product in storage and resell the product in the future, our financial results do not reflect any related margin until the settlement of the product sale. Prior to the settlement of the product sale, our results reflect the cost of the product in our inventory. Differences in the timing of our product purchases and sales, especially if they extend over fiscal years or quarters, may result in sizable differences between our results over the comparable period.

**Analysis of Business Segments**

The following provides an overview of the makeup of revenue at each of our respective business segments.

***Crude***

Rose Rock was formed in August 2011. In November 2011, SemGroup contributed SemCrude, L.P. to Rose Rock in exchange for limited partner interests, general partner interests and certain incentive distribution rights. In December 2011, Rose Rock completed an initial public offering in which it sold 7,000,000 common units representing limited partner interests. SemGroup consolidates the accounts of Rose Rock as a result of the level of its ownership interests and control over the entity.

Crude conducts business through its 51% (34% direct and 17% indirect via Rose Rock) ownership interest in White Cliffs and the 2% general partner interest and 58.2% of the limited partner interest in Rose Rock. These operations include crude oil transportation, storage, terminalling, gathering and marketing in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas, for third party customers as well as for itself. The Crude business unit consists of four primary operations: (i) Cushing storage; (ii) Kansas and Oklahoma pipeline system; (iii) Bakken Shale operations; and (iv) Platteville Facility. A majority of Crude's revenue is generated from fee-based contractual arrangements that, in some instances, are fixed and not dependent on usage.

*Fee-Based Services*

Crude charges a capacity or volume-based fee for the unloading, transportation and storage of crude oil and related ancillary services. Crude's fee-based services include substantially all of its operations in Cushing, Oklahoma and Platteville, Colorado and a portion of the transportation services it provides on its Kansas and Oklahoma pipeline system. Some of Crude's fee-based contracts are take-or-pay contracts, whereby the customer is required to pay Crude a fixed minimum monthly fee regardless of usage. For the years ended December 31, 2012, 2011 and 2010, approximately 59%, 56% and 80%, respectively, of Crude's Adjusted gross margin was generated by providing fee-based services to customers.

*Fixed-Margin Transactions*

Crude purchases crude oil from a producer or supplier at a designated receipt point at an index price, less a transportation fee, and simultaneously sells an identical volume of crude oil at a designated delivery point to the same party at the same index price, thereby locking in a fixed margin that is, in effect, economically equivalent to a transportation fee. We refer to these arrangements as "fixed-margin" or "buy/sell" transactions. These fixed-margin transactions account for a portion of the Adjusted gross margin Crude generates on its Kansas and Oklahoma pipeline system and through its Bakken Shale operations. For the years ended December 31, 2012, 2011 and 2010, approximately 20%, 14% and 5%, respectively, of its Adjusted gross margin was generated through fixed-margin transactions.

*Marketing Activities*

Crude conducts marketing activities by purchasing crude oil for its own account from producers, aggregators and traders and selling crude oil to traders and refiners. Crude's marketing activities account for a portion of the Adjusted gross margin it generates on its Kansas and Oklahoma pipeline system and through its Bakken Shale operations. For the years ended December 31, 2012, 2011 and 2010, approximately 21%, 30% and 15%, respectively, of its Adjusted gross margin was generated through marketing activities.

We mitigate the commodity price exposure of our crude oil marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create "back-to-back" transactions intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. All of our marketing activities are subject to our Comprehensive Risk Management Policy, which establishes limits to manage risk and mitigate financial exposure.

More specifically, we utilize futures and swap contracts to manage our exposure to market changes in commodity prices, to protect our Adjusted gross margin on our purchased crude oil and to manage our liquidity risk associated with margin deposit requirements on our overall derivative positions. As we purchase inventory from suppliers, we may establish a fixed or variable margin with future sales by:

- selling a like quantity of crude oil for future physical delivery to create an effective back-to-back transaction; or
- entering into futures and swaps contracts on the NYMEX or OTC markets.

***SemStream***

Until December 31, 2012, SemStream was engaged in the residential propane supply business through its wholly-owned subsidiary, SemStream Arizona, with operations in Page and Payson, Arizona. In September 2012, we entered into a definitive agreement to sell those assets. The sale was finalized on December 31, 2012, after receiving the required approval by the Arizona Corporation Commission.

In addition, SemStream holds our interests in NGL Energy.

***SemLogistics***

SemLogistics owns the largest independent petroleum products storage facility in the U.K. The facility is located on the north bank of the Milford Haven Waterway on the west coast of Wales. The main activities of SemLogistics are the receipt, storage and redelivery of clean petroleum and crude oil products via sea-going vessels at the Milford Haven site. SemLogistic's revenue is based on fixed-fee storage tank leases and related services.

***SemCAMS***

SemCAMS operates majority-owned gathering assets and natural gas processing plants. All of SemCAMS' assets are located in West-Central Alberta, in the heart of the Western Canadian Sedimentary Basin. SemCAMS' revenue is based on fee-based throughput arrangements, which represent, in part, operating cost recovery from working interest owners in certain processing plants and is recorded when earned in accordance with the terms of the related agreement.

***SemMexico***

SemMexico operates a network of liquid asphalt terminals in Mexico. Operations include purchasing, producing, storing and distributing liquid asphalt cement products. SemMexico purchases asphalt from refineries in Mexico. SemMexico's revenue is based on contractual arrangements with customers for liquid asphalt cement.

***SemGas***

SemGas provides gathering, processing and storage services to the natural gas markets in the U.S. SemGas owns and operates gathering systems and processing plants in Kansas, Oklahoma and Texas. SemGas aggregates gas supplies from the wellhead and provides various services to producers that condition the wellhead gas production for downstream markets.

SemGas' performance is largely based on percent-of-proceeds and percent-of-index contractual arrangements where SemGas receives a portion of product sales as well as fee-based gathering service payments.

**Recent Developments**

On January 11, 2013, we contributed a one-third interest in SemCrude Pipeline, L.L.C. ("SCPL") to Rose Rock in exchange for (i) cash of approximately $189.5 million, (ii) the issuance of 1.5 million common units, (iii) the issuance of 1.25 million Class A units and (iv) an increase of the capital account of the general partner of Rose Rock and a related issuance of general partner interest, to allow the general partner of Rose Rock to maintain its two percent general partner interest. The Class A units are not entitled to receive any distributions of available cash (other than upon liquidation) prior to the first day of the month immediately following the first month for which the average daily throughput volumes on the White Cliffs Pipeline for such month are 125,000 barrels per day or greater. Upon such date, the Class A units will automatically convert into common units. SCPL owns a 51 percent membership interest in White Cliffs, giving Rose Rock an indirect 17 percent interest in White Cliffs.

In connection with this transaction, Rose Rock issued and sold 2.0 million common units to third-party purchasers in a private placement. In addition, Rose Rock exercised the accordion feature of its revolving credit facility and increased the total borrowing capacity under the credit facility from $150 million to $385 million and made a borrowing of approximately $133.5 million under the credit facility. The proceeds from the private placement and the borrowing were used by Rose Rock to fund the cash consideration in the transaction with us and to pay certain related transaction costs and expenses.

In January 2013, we announced our intention to pay a quarterly cash dividend to common stockholders beginning in the second quarter of 2013. This dividend is planned to be a pass-through of the majority of the cash distributions we receive from our interests in Rose Rock and NGL Energy. The dividend is expected to be based on the previous quarter's distributions received.

White Cliffs has received sufficient binding shipper commitments during its recent open season to move forward with an expansion project which will increase the pipeline capacity from approximately 70,000 barrels per day to about 150,000 barrels per day. Subject to FERC and other regulatory approvals, the expansion is anticipated to be in service in the first half of 2014. Rose Rock will operate the expanded pipeline.

**Results of Operations**

***Consolidated Results of Operations***

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues | $ 1,237,497 | $ 1,465,246 | $ 1,618,412 |
| Expenses: | | | |
| Costs of products sold | 874,885 | 1,144,439 | 1,258,695 |
| Operating | 224,700 | 155,041 | 151,385 |
| General and administrative | 71,918 | 75,447 | 85,836 |
| Depreciation and amortization | 48,210 | 49,823 | 69,158 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (3,531) | 301 | 105,051 |
| Total expenses | 1,216,182 | 1,425,051 | 1,670,125 |
| Earnings from equity method investments | 36,036 | 15,004 | 1,949 |
| Operating income (loss) | 57,351 | 55,199 | (49,764) |
| Other expense (income) | | | |
| Interest expense | 8,902 | 60,138 | 86,121 |
| Other expense (income), net | 21,569 | (14,989) | 4,338 |
| Total other expenses | 30,471 | 45,149 | 90,459 |
| Income (loss) from continuing operations before income taxes | 26,880 | 10,050 | (140,223) |
| Income tax expense (benefit) | (2,078) | (2,310) | (6,320) |
| Income (loss) from continuing operations | 28,958 | 12,360 | (133,903) |
| Income (loss) from discontinued operations, net of income taxes | 2,939 | (9,548) | 1,831 |
| Net income (loss) | $ 31,897 | $ 2,812 | $ (132,072) |

*Revenue and expenses*

Revenue and expenses are analyzed by operating segment below.

*General and administrative expenses*

General and administrative expenses of each corporate department are allocated to the segments based on criteria such as actual usage, headcount and estimates of effort or benefit. The method for allocating cost is based on the type of service being provided. For example, internal audit costs are based on an estimate of effort attributable to a segment. In contrast, accounting department costs are allocated based on the number of transactions processed for a given segment compared to the total number processed.

*Interest expense*

Interest expense decreased in 2012 to $9 million from $60 million in 2011. Although total outstanding debt as of December 31, 2012 increased from December 31, 2011, the average outstanding debt balance during 2012 decreased from 2011. Late in 2011, the overall debt balance was reduced by $304 million due to repayments made from proceeds received from the sale of the SemStream assets and Rose Rock's initial public offering. This reduction, coupled with a significant reduction in interest rates due to the refinancing of the credit facility that was completed in the second quarter of 2011, comprise the majority of the decrease in interest expense. Also contributing to the decrease is the write-off in June 2011 of $17.4 million of unamortized capitalized loan fees related to the refinancing of the credit facility.

*Other expense (income)*

The net of other expense (income) changed in 2012 to expense of $22 million from income of $15 million in 2011. Other expense (income) for all periods presented was comprised primarily of gains and losses due to the change in the fair value of our warrants.

*Discontinued operations*

SemMaterials, SemFuel, SemEuro Supply and SemStream Arizona operations are presented as discontinued operations. During 2008, we decided to sell the assets of SemMaterials and to cease the operations of SemEuro Supply, due to their losses from operations and working capital requirements. During 2009, we decided to sell the assets of SemFuel due to its working capital requirements. By December 31, 2009, the majority of the assets of SemMaterials and SemFuel had been sold. SemStream Arizona was sold effective December 31, 2012.

## Results of Operations by Reporting Segment

### *Crude*

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues | $ 620,797 | $ 431,321 | $ 245,854 |
| Expenses: | | | |
| Costs of products sold | 546,966 | 366,265 | 149,383 |
| Operating | 24,143 | 17,470 | 25,498 |
| General and administrative | 13,321 | 9,757 | 10,525 |
| Depreciation and amortization | 12,131 | 11,379 | 27,643 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (3,501) | 64 | 6,895 |
| Total expenses | 593,060 | 404,935 | 219,944 |
| Earnings from equity method investment | 36,439 | 15,004 | 1,949 |
| Operating income | $ 64,176 | $ 41,390 | $ 27,859 |

*Adjusted Gross Margin*

Adjusted gross margin in this segment is generated by providing fee-based services, by entering into fixed-margin transactions and through marketing activities. Revenues from fee-based services are included in service revenue, and revenues from fixed-margin and marketing activities are included in product revenue.

The following table shows the Adjusted gross margin generated by this segment's fee-based services, fixed-margin transactions and marketing activities for the year ended December 31, 2012 (in thousands):

| | Storage | Transportation | Marketing Activities | Other | Total |
|---|---|---|---|---|---|
| Revenues | $ 32,572 | $ 18,367 | $ 561,689 | $ 8,169 | $ 620,797 |
| Less: Costs of products sold, exclusive of depreciation | — | — | 546,966 | — | 546,966 |
| Less: Unrealized gain (loss) on derivatives | — | — | (1,196) | — | (1,196) |
| Adjusted gross margin | $ 32,572 | $ 18,367 | $ 15,919 | $ 8,169 | $ 75,027 |

The following table shows the Adjusted gross margin generated by this segment's fee-based services, fixed-margin transactions and marketing activities for the year ended December 31, 2011 (in thousands):

| | Storage | Transportation | Marketing Activities | Other | Total |
|---|---|---|---|---|---|
| Revenues | $ 24,381 | $ 14,833 | $ 386,252 | $ 5,855 | $ 431,321 |
| Less: Costs of products sold, exclusive of depreciation | — | — | 366,265 | — | 366,265 |
| Less: Unrealized gain (loss) on derivatives | — | — | 787 | — | 787 |
| Adjusted gross margin | $ 24,381 | $ 14,833 | $ 19,200 | $ 5,855 | $ 64,269 |

The following table shows the Adjusted gross margin generated by this segment's fee-based services, fixed-margin transactions and marketing activities for the year ended December 31, 2010 (in thousands):

| | Storage | Transportation | Marketing Activities | Other | Total |
|---|---|---|---|---|---|
| Revenues | $ 29,496 | $ 56,221 | $ 154,927 | $ 5,210 | $ 245,854 |
| Less: Costs of products sold, exclusive of depreciation | — | — | 149,383 | — | 149,383 |
| Less: Unrealized gain (loss) on derivatives | — | — | (763) | — | (763) |
| Adjusted gross margin | $ 29,496 | $ 56,221 | $ 6,307 | $ 5,210 | $ 97,234 |

The following table presents a reconciliation of operating income (loss) to Adjusted gross margin, the most directly comparable GAAP financial measure for each of the periods indicated.

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2012 | 2011 | 2010 |
| Reconciliation of operating income to Adjusted gross margin: | | | |
| Operating income | $ 64,176 | $ 41,390 | $ 27,859 |
| Add: | | | |
| Operating expense | 24,143 | 17,470 | 25,498 |
| General and administrative expense | 13,321 | 9,757 | 10,525 |
| Depreciation and amortization expense | 12,131 | 11,379 | 27,643 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (3,501) | 64 | 6,895 |
| Less: | | | |
| Unrealized gain (loss) on derivatives | (1,196) | 787 | (763) |
| Earnings from equity method investment | 36,439 | 15,004 | 1,949 |
| Adjusted gross margin | $ 75,027 | $ 64,269 | $ 97,234 |

***2012 versus 2011***

*Revenue*

| | Year Ended December 31, | |
|---|---|---|
| (in thousands) | 2012 | 2011 |
| Gross product revenue | $ 2,133,054 | $ 1,083,089 |
| ASC 845-10-15 | (1,555,700) | (688,575) |
| Net unrealized gain (loss) on derivatives | (1,196) | 787 |
| Net product revenue | $ 576,158 | $ 395,301 |
| Service revenue | 44,318 | 35,800 |
| Other | 321 | 220 |
| Total revenue | $ 620,797 | $ 431,321 |

Gross product revenue increased in 2012 to $2.1 billion from $1.1 billion in 2011. The increase was primarily due to an increase in the volume sold to 23.2 million barrels at an average sales price of $92 per barrel in 2012 from 11.6 million barrels at an average sales price of $94 per barrel in 2011.

The increase in sales volume was primarily the result of an increase in buy/sell transactions (as defined above) to 15.4 million barrels in 2012, compared to 6.8 million barrels in 2011. The buy/sell transactions are used to achieve a transportation margin.

Gross product revenue was reduced by $1.6 billion in 2012 and $0.7 billion in 2011, in accordance with ASC 845-10-15.

Service revenue increased to $44 million in 2012 from $36 million in 2011. The increase in service revenue was primarily due to new storage tanks coming on line in 2012.

*Costs of Products Sold*

Costs of products sold increased in 2012 to $547 million from $366 million in 2011. Costs of products sold were reduced by $1.6 billion and $0.7 billion in 2012 and 2011, respectively, in accordance with ASC 845-10-15. Costs of products sold increased in 2012 as a result of an increase in the volume of barrels sold to 23.2 million barrels in 2012 from 11.6 million barrels in 2011, combined with a decrease in the average per barrel cost of crude to $90 for 2012 from $91 for 2011.

*Operating Expense*

Operating expense increased in 2012 to $24 million from $17 million in 2011. The increase is due to the net recovery during 2011 of $2.7 million of previously reserved accounts receivable, and increases in employment expenses of $1.2 million, field expenses of $1.9 million and maintenance expenses of $0.5 million.

*General and Administrative Expense*

General and administrative expense increased in 2012 to $13 million from $10 million in 2011. The increase is primarily the result of giving effect to a transfer pricing study which increased the allocation of corporate costs by approximately $3 million.

*Depreciation and Amortization*

Depreciation and amortization expenses increased in 2012 to $12 million from $11 million in 2011. The increase is due to the completion of additional storage facilities at Cushing and Platteville.

*(Gain) Loss on Disposal or Impairment of Long-Lived Assets*

At the time White Cliffs was deconsolidated in 2010, we recorded a loss of $6.8 million on the disposed ownership interest. In September 2012, we reached a settlement in a dispute concerning the selling price of that ownership interest and reduced the loss by $3.5 million.

*Earnings from Equity Method Investment*

Crude's equity method investments are White Cliffs and Glass Mountain Pipeline. The increase in earnings from equity method investments in 2012 over 2011 is attributable to increased volume transported by White Cliffs. The Glass Mountain Pipeline is still under construction.

***2011 versus 2010***

*Revenue*

| | Year Ended December 31, | |
|---|---|---|
| **(in thousands)** | **2011** | **2010** |
| Product revenue | $ 1,083,089 | $ 558,473 |
| ASC 845-10-15 | (688,575) | (397,447) |
| Net unrealized gain (loss) on derivatives | 787 | (763) |
| Net product revenue | $ 395,301 | $ 160,263 |
| Service revenue | 35,800 | 84,297 |
| Other | 220 | 1,294 |
| Total revenue | $ 431,321 | $ 245,854 |

Gross product revenue increased in 2011 to $1.1 billion from $0.6 billion in 2010. The increase was primarily due to an increase in the volume sold to 11.6 million barrels at an average sales price of $94 per barrel in 2011 from 7.0 million barrels at an average sales price of $79 per barrel in 2010.

The increase in sales volume was primarily the result of an increase in buy/sell transactions (as defined above) to 6.8 million barrels in 2011 compared to 1.4 million barrels in 2010. The buy/sell transactions are used to achieve a transportation margin. The increase in buy/sell activity was offset, in part, by a decrease of 1.0 million barrels of marketing activity.

Revenue was reduced by $689 million in 2011 and $397 million in 2010, in accordance with ASC 845-10-15.

Service revenue decreased to $36 million in 2011 from $84 million in 2010. Of this decrease, $36 million relates to the fact that White Cliffs was consolidated until the end of September 2010, but has been accounted for under the equity method since then. (See Note 5 to our consolidated financial statements in this Form 10-K for additional information related to White Cliffs.) In addition, transportation revenue decreased $6.5 million in 2011 compared to 2010. This decrease reflects increased use of buy/sell transactions (as described above) to achieve transportation margin and the completion of a take-or-pay contract. Also, storage revenue decreased $5.1 million in 2011 from 2010 as a result of a decrease in storage rates to levels which are expected to continue until 2015.

*Costs of Products Sold*

Costs of products sold increased in 2011 to $366 million from $149 million in 2010. Costs of products sold were reduced by $689 million and $397 million in 2011 and 2010, respectively, in accordance with ASC 845-10-15. Costs of products sold increased in 2011 as a result of an increase in the average cost of crude oil per barrel to $91 from $77 in 2010, and an increase in the volume sold to 11.6 million barrels in 2011 from 7.0 million barrels in 2010.

*Operating Expense*

Operating expense decreased in 2011 to $17 million from $25 million in 2010. Of this decrease, $6.3 million related to operating expenses of White Cliffs, which was a consolidated subsidiary until September 2010, after which it was accounted for under the equity method. An additional $6.0 million of the decrease is attributable to a $3.3 million 2010 bad debt expense of which $2.7 million was recovered in 2011.

*Depreciation and Amortization*

Depreciation and amortization expense decreased in 2011 to $11 million from $28 million in 2010. This decrease relates to expenses of White Cliffs which was a consolidated subsidiary until September 2010, after which it was accounted for under the equity method.

*Loss on Disposal or Impairment*

We sold a portion of our ownership interests in White Cliffs during September 2010 and received $141 million of proceeds from these transactions. Upon closing, we deconsolidated White Cliffs and recorded our investment at fair value, which approximated 51% of the net book value of White Cliffs (the book value of White Cliffs had been adjusted to fair value on November 30, 2009, in connection with fresh-start reporting). We recorded a loss of $6.8 million upon conversion to the equity method.

*Earnings From Equity Method Investment*

Crude's only equity method investment in 2011 and 2010 was in White Cliffs. Prior to the end of September 2010, we consolidated White Cliffs; after September 2010, we have accounted for our investment in White Cliffs under the equity method.

***SemStream***

On September 12, 2012, we entered into a definitive agreement to sell the assets and liabilities of SemStream's Arizona residential business, subject to regulatory approval by the Arizona Corporation Commission (the "ACC") and classified the operations of SemStream's Arizona residential business as discontinued. In early December 2012, the ACC granted SemStream regulatory approval to proceed with the sale. Certain summarized information on the results of discontinued operations is shown in Note 7 to our consolidated financial statements beginning on page F-1 of this Form 10-K.

On December 31, 2012, we sold all of the issued and outstanding membership interests in SemStream Arizona Propane L.L.C. to Alliant Gas, LLC in exchange for approximately $12 million, subject to post-closing adjustments. This sale resulted in a gain which is currently estimated to approximate $3 million. The final amount of the gain will not be determined until the post-closing adjustments are completed.

Results of operations for 2012 include a net loss of $403 thousand from our equity method investment in NGL Energy.

On November 1, 2011, we contributed the primary operating assets of our SemStream segment to NGL Energy. The assets we contributed included the majority of SemStream's inventory, derivative assets, other current assets, property, plant, and equipment, goodwill, other intangible assets, and other noncurrent assets. As part of this transaction, NGL Energy assumed certain liabilities of the SemStream segment including its derivative liabilities. We did not contribute any of the assets or liabilities of SemStream's Arizona residential business to NGL Energy.

Results of operations for 2011 include no earnings from our equity method investment in NGL Energy. We include our share of NGL Energy's earnings on a one quarter lag because we do not receive their financial statements in sufficient time to apply the equity method to the current period.

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2012 | 2011 | 2010 |
| Revenues | $ 7 | $ 608,334 | $ 706,374 |
| Expenses: | | | |
| Costs of products sold | 33 | 595,434 | 683,733 |
| Operating | (37) | 6,448 | 7,019 |
| General and administrative | 930 | 7,336 | 8,110 |
| Depreciation and amortization | — | 3,501 | 5,040 |
| (Gain) loss on disposal or impairment of long-lived assets, net | 214 | (45,821) | (34) |
| Total expenses | 1,140 | 566,898 | 703,868 |
| Earnings (losses) from equity method investment | (403) | — | — |
| Operating income (loss) | $ (1,536) | $ 41,436 | $ 2,506 |

***2011 versus 2010***

*Revenue*

| | Year Ended December 31, | |
|---|---|---|
| (in thousands) | 2011 | 2010 |
| Gross product revenue | $ 733,037 | $ 833,483 |
| ASC 845-10-15 | (128,469) | (118,927) |
| Net realized loss on derivatives | (10,725) | (24,407) |
| Net product revenue | $ 593,843 | $ 690,149 |
| Service revenue | 933 | 1,171 |
| Other | 311 | 862 |
| Net unrealized gain on derivatives | 13,247 | 14,192 |
| Total revenue | $ 608,334 | $ 706,374 |

Gross product revenue decreased in 2011 to $733 million from $833 million in 2010. The effect of lower volume (506 million gallons versus 656 million gallons) was only partially offset by higher prices ($1.48 per gallon versus $1.29 per gallon). The decrease in volume reflects the timing of the NGL Energy transaction described above, which reduced the length of the period in which certain sales were made by two months compared to the prior year.

Revenue was reduced by $128 million and $119 million during 2011 and 2010, respectively, in accordance with ASC 845-10-15.

We recorded $11 million in realized losses on derivatives in 2011 compared to $24 million of such losses in 2010. There was less derivative activity during 2011 in anticipation of the NGL Energy transaction described above.

*Costs of Products Sold*

Costs of products sold decreased in 2011 to $595 million from $684 million in 2010. The decrease is primarily a result of a decline in volume between the periods. The decrease in volume is a result of the NGL transaction described above. Costs of products sold were reduced by $128 million and $119 million in 2011 and 2010, respectively, in accordance with ASC 845-10-15.

*Gain on Disposal or Impairment*

The gain on disposal or impairment of $46 million recorded in 2011 is the net of $44.3 million gain on the disposal of SemStream assets in the NGL Energy transaction, offset, in part, by a $9 million impairment of goodwill and other intangible assets of SemStream's Arizona residential propane business. (The Arizona residential propane business was not contributed to NGL Energy.)

*Equity Earnings*

As noted above, we record our equity in earnings or losses of NGL Energy on a one-quarter lag. Because of this, we have not recorded any equity in earnings or losses of NGL Energy during 2011 (our ownership interests in NGL Energy were acquired on November 1, 2011).

***SemLogistics***

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2012 | 2011 | 2010 |
| Revenues | $ 12,341 | $ 23,314 | $ 38,371 |
| Expenses: | | | |
| Costs of products sold | 196 | 152 | — |
| Operating | 5,921 | 6,206 | 8,406 |
| General and administrative | 5,652 | 6,712 | 5,286 |
| Depreciation and amortization | 9,780 | 9,271 | 7,881 |
| Loss on disposal or impairment of long-lived assets, net | — | 44,663 | — |
| Total expenses | 21,549 | 67,004 | 21,573 |
| Operating income (loss) | $ (9,208) | $ (43,690) | $ 16,798 |

***2012 versus 2011***

*Revenue*

Revenue decreased in 2012 to $12 million from $23 million in 2011. The decline in revenue is a result of a decline in the volume of storage leased and a drop in storage rates. High crude oil prices and backwardated market conditions (i.e., prices for future deliveries are lower than current prices) exist today and are forecast to continue into 2013. These factors have a negative effect on storage economics. As a result, the demand for storage is depressed and we have experienced difficulty securing contract renewals and replacement of long-term contracts.

We are uncertain when market conditions will improve. However, we believe that geographical imbalances between the production and consumption of crude oil and related refined products will require physical transportation and, as a result, bulk liquid storage must play a key role in the supply chain. This creates a demand for storage which is independent of current crude oil prices, forward price curves and the entire speculative trading environment.

Storage economics have been unfavorable for some time. As a result, during the third quarter 2012, we conducted a test for recoverability in accordance with the guidance provided in ASC 360-10-15-3, *Impairment and Disposal of Long-Lived Assets*. The estimated undiscounted cash flows exceeded the carrying amount of the assets; therefore, the carrying amount of the long-lived assets are considered recoverable and an impairment was not recorded. We reviewed this analysis in the fourth quarter of 2012 and again concluded that impairment was not warranted. We are aware that it is necessary to continue to monitor this situation and recognize the possibility that an impairment of the long-lived assets may be required in the near future.

*General and Administrative Expense*

General and administrative expense decreased in 2012 to $6 million from $7 million in 2011. This decrease is primarily the result of giving effect to a transfer pricing study which decreased the allocation of corporate costs by approximately $1 million.

*Loss on Disposal or Impairment*

During the fourth quarter of each year, we perform a goodwill impairment test for each of our segments that has goodwill. SemLogistics passed the 2011 test initially; however, a review of the sensitivity of the test results indicated that a ten percent reduction in the estimated revenue in 2012 and 2013 would result in a test failure. The sensitivity of the test results to loss of revenue led us to conclude that impairment of the goodwill of SemLogistics was required. Accordingly, we impaired the full amount of goodwill which was $45 million on October 1, 2011.

***2011 versus 2010***

*Revenue*

Revenue decreased in 2011 to $23 million from $38 million in 2010. The decline in revenue is a result of a decline in the volume of storage leased. High crude oil prices and backwardated market conditions (i.e., prices for future deliveries are lower than current prices) existed. These factors had a negative effect on storage economics. As a result, the demand for storage was depressed and we experienced difficulty securing contract renewals.

*Operating Expense*

Operating expense decreased in 2011 to $6 million from $8 million in 2010. This decline is due primarily to a reduction in employee related expenses such as the elimination of the short-term incentive program.

*General and Administrative Expense*

General and administrative expense increased in 2011 to $7 million from $5 million in 2010. This increase is due to an increase in employee related expenses such as costs related to deferred capital projects and severance costs.

*Loss on Disposal or Impairment*

During the fourth quarter of each year, we perform a goodwill impairment test for each of our segments that has goodwill. SemLogistics passed the 2011 test initially; however, a review of the sensitivity of the test results indicated that a ten percent reduction in the estimated revenue in 2012 and 2013 would result in a test failure. The sensitivity of the test results to loss of revenue led us to conclude that impairment of the goodwill of SemLogistics was required. Accordingly, we impaired the full amount of goodwill which was $45 million on October 1, 2011.

***SemCAMS***

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues | $ 223,219 | $ 163,367 | $ 144,754 |
| Expenses: | | | |
| Costs of products sold | 768 | 218 | 67 |
| Operating | 174,284 | 110,814 | 95,072 |
| General and administrative | 14,020 | 16,816 | 18,942 |
| Depreciation and amortization | 10,589 | 10,233 | 9,556 |
| Gain on disposal or impairment of long-lived assets, net | — | (8) | (14) |
| Total expenses | 199,661 | 138,073 | 123,623 |
| Operating income | $ 23,558 | $ 25,294 | $ 21,131 |

***2012 versus 2011***

*Revenue*

Revenue increased in 2012 to $223 million from $163 million in 2011. This increase is primarily the result of turnaround costs which are recorded as revenue when they are recoverable from the producers who use the plants. Approximately $60.9 million of such costs are included in revenue for the current year. We also earn revenue by charging the producers a fee for processing the recoverable costs. Approximately $5.5 million of such fees related to turnaround costs are included in revenue for the current year. In addition, maintenance capital recovery fees of $6.5 million and increased capital fees on take or pay contracts of $3.3 million also contributed to the increase. These increases were offset, in part, by estimated lost revenue due to wells that have been shut in by producers because of relatively low natural gas prices ($6.2 million) and estimated lost revenue due to turnaround activity ($3.3 million). (Significant reductions in throughput also impair plant operations and emissions compliance.) Lower operating costs flow-through unrelated to turnaround activity ($4.3 million) and foreign exchange changes ($3.3 million) also reduced revenue in 2012 compared to 2011.

*Operating Expense*

Operating expense increased in 2012 to $174 million from $111 million in 2011. This increase is primarily related to $63.1 million in turnaround costs, $3.1 million in contract services, $2.9 million in operating incentives, $2.3 million in outage repair costs and $2.1 million in sulphur base pad removal costs. These increases were offset, in part, by lower materials costs ($4.6 million), lower power costs ($4.2 million), foreign exchange changes ($2.6 million) and lower salary expense ($1.6 million).

*General and Administrative Expense*

General and administrative expense decreased in 2012 to $14 million from $17 million in 2011. This decrease is primarily the result of $2.3 million in severance costs in 2011 which did not reoccur in 2012.

***2011 versus 2010***

*Revenue*

Revenue increased in 2011 to $163 million from $145 million in 2010. This increase results from increased costs passed through ($10 million), settlement of two disputes ($8 million), foreign exchange gains ($7 million) and higher capital fees ($3 million), offset, in part, by plant outages ($4 million) and gas volume withheld by two producers ($4 million).

*Operating Expense*

Operating expense increased in 2011 to $111 million from $95 million in 2010. This increase results from higher power costs ($7 million), higher outside services and materials ($6 million), plant outage repairs ($6 million), foreign exchange loss ($4 million), turnaround planning and general maintenance ($3 million) and severance costs ($2 million), offset in part, by recovery of previously written off receivables ($4 million), reductions in accruals ($3 million), reduced salary expense due to staff reductions ($3 million) and settlements of various disputes ($2 million).

*General and Administrative Expense*

General and administrative expense decreased in 2011 to $17 million from $19 million in 2010. This decrease results primarily from reduced employee costs ($5 million) offset in part by severance costs ($2 million).

***SemMexico***

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues | $ 263,870 | $ 218,187 | $ 149,557 |
| Expenses: | | | |
| Costs of products sold | 236,851 | 192,068 | 129,449 |
| Operating | 7,677 | 5,006 | 4,742 |
| General and administrative | 9,433 | 11,560 | 10,352 |
| Depreciation and amortization | 6,171 | 6,502 | 6,183 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (290) | (200) | 8,837 |
| Total expenses | 259,842 | 214,936 | 159,563 |
| Operating income (loss) | $ 4,028 | $ 3,251 | $ (10,006) |

***2012 versus 2011***

*Revenue*

Revenue increased in 2012 to $264 million from $218 million in 2011. Higher volume (378 thousand metric tons versus 343 thousand metric tons) accounts for 52 percent of this increase and higher sales prices ($691/metric ton versus $628/metric ton) accounts for the remaining 48 percent of the increase. These increases reflect both successful marketing efforts, in general, and a slight increase in sales volume of higher priced polymer modified asphalt and emulsions.

*Costs of Products Sold*

Costs of products sold increased in 2012 to $237 million from $192 million in 2011. On a per metric ton basis, 2012 was $627 compared to $560 in 2011. The increase in cost per metric ton is essentially the same as the increase in revenue per metric ton described above.

*Operating Expense*

Operating expense increased in 2012 to $8 million from $5 million in 2011. This increase is primarily the result of a reclassification of $1.5 million in product application system expense to operating expense from general and administrative expense. In addition, fuel expense increased $0.4 million, maintenance increased $0.3 million and bad debt expense increased $0.2 million in 2012 compared to 2011.

*General and Administrative Expense*

General and administrative expense decreased in 2012 to $9 million from $12 million in 2011. This decrease is primarily the result of a reclassification of $1.5 million in product application system expense from general and administrative expense to operating expense and a reduction of allocated corporate costs of $1.0 million following the completion of a transfer pricing study.

***2011 versus 2010***

*Revenue*

Revenue increased in 2011 to $218 million from $150 million in 2010. Higher volume (378 thousand short tons versus 295 thousand short tons) accounts for 61 percent of this increase and higher sales prices ($570/short ton versus $500/ short ton) accounts for the remaining 39 percent of the increase. These increases reflect both successful marketing efforts, in general, and a slight increase in sales volume of higher priced polymer modified asphalt and emulsions.

*Costs of Products Sold*

Costs of products sold increased in 2011 to $192 million from $129 million in 2010. On a per ton basis, 2011 was $507 compared to $438 in 2010. The increase in cost per ton is essentially the same as the increase in revenue per ton described above.

*Loss on Disposal or Impairment*

During the 2010 annual test of goodwill for impairment, it was determined that goodwill for this reporting segment was impaired by approximately $9 million. This impairment was due primarily to a slowdown in road construction projects in Mexico.

***SemGas***

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues | $ 127,870 | $ 105,248 | $ 75,790 |
| Expenses: | | | |
| Costs of products sold | 100,677 | 75,066 | 50,800 |
| Operating | 12,712 | 9,027 | 6,342 |
| General and administrative | 6,195 | 6,521 | 6,626 |
| Depreciation and amortization | 7,043 | 5,986 | 5,480 |
| Loss on disposal or impairment of long-lived assets, net | 46 | 4 | 12 |
| Total expenses | 126,673 | 96,604 | 69,260 |
| Operating income | $ 1,197 | $ 8,644 | $ 6,530 |

***2012 versus 2011***

*Revenue*

Revenue increased in 2012 to $128 million from $105 million in 2011. Higher volume (34,276 MMcf versus 19,691 MMcf) was largely offset by significantly lower sales prices ($3.73/Mcf versus $5.35/Mcf). The price per Mcf shown is the revenue derived from the sale of natural gas and natural gas liquids divided by total wellhead volume during the period.

*Costs of Products Sold*

Costs of products sold increased in 2012 to $101 million from $75 million in 2011. The increase is primarily related to higher volume and lower prices as described above. In addition, certain contracts were revised to be more favorable to producers who had achieved delivery incentive thresholds. These revisions resulted in higher costs of products sold expressed as a percentage of revenue. At times we were unable to process all the gas received at our plants, yet contracts with certain producers require payment based upon a deemed yield of natural gas liquids from the volume of raw gas received. In periods when raw gas is not processed, such contracts also increase the costs of products sold, expressed as a percentage of revenue.

*Adjusted Gross Margin*

| (in thousands) | Year Ended December 31, 2012 | 2011 |
|---|---|---|
| Revenue | $ 127,870 | $ 105,248 |
| Less: cost of products sold, exclusive of depreciation | 100,677 | 75,066 |
| Less: Unrealized (gain) loss on derivatives | — | — |
| Adjusted gross margin | $ 27,193 | $ 30,182 |

The following table presents a reconciliation of operating income to Adjusted gross margin, the most directly comparable GAAP financial measure for each of the periods indicated.

| (in thousands) | Year Ended December 31, 2012 | 2011 |
|---|---|---|
| Reconciliation of operating income to Adjusted gross margin: | | |
| Operating income | $ 1,197 | $ 8,644 |
| Add: | | |
| Unrealized (gain) loss on derivatives | — | — |
| Operating expense | 12,712 | 9,027 |
| General and administrative expense | 6,195 | 6,521 |
| Depreciation and amortization expense | 7,043 | 5,986 |
| Loss on disposal or impairment of long-lived assets, net | 46 | 4 |
| Adjusted gross margin | $ 27,193 | $ 30,182 |

*Operating Expense*

Operating expense increased in 2012 to $13 million from $9 million in 2011. This increase is due to increased compression costs ($2.5 million), increased outside services ($0.7 million) and increased employment expenses ($0.4 million). These increases reflect higher volume processed and construction activity, particularly in Oklahoma.

***2011 versus 2010***

*Revenue*

Revenue increased in 2011 to $105 million from $76 million in 2010. Higher volume (19,691 MMcf versus 15,697 MMcf) accounts for 65 percent of this increase and higher sales prices ($5.35/Mcf versus $4.83/Mcf) account for the remaining 35 percent of the increase. The price per Mcf shown is the revenue derived from the sale of natural gas and natural gas liquids divided by total wellhead volume during the period.

*Costs of Products Sold*

Costs of products sold increased in 2011 to $75 million from $51 million in 2010. The increase is primarily related to higher volume and prices as described above. In addition, certain contracts were revised to be more favorable to producers which resulted in higher costs of products sold, expressed as a percentage of revenue.

*Adjusted Gross Margin*

| (in thousands) | Year Ended December 31, 2011 | 2010 |
|---|---|---|
| Revenue | $ 105,248 | $ 75,790 |
| Less: cost of products sold, exclusive of depreciation | 75,066 | 50,800 |
| Less: Unrealized (gain) loss on derivatives | — | — |
| Adjusted gross margin | $ 30,182 | $ 24,990 |

The following table presents a reconciliation of operating income to Adjusted gross margin, the most directly comparable GAAP financial measure for each of the periods indicated.

| (in thousands) | Year Ended December 31, 2011 | 2010 |
|---|---|---|
| Reconciliation of operating income to Adjusted gross margin: | | |
| Operating income | $ 8,644 | $ 6,530 |
| Add: | | |
| Unrealized (gain) loss on derivatives | — | — |
| Operating expense | 9,027 | 6,342 |
| General and administrative expense | 6,521 | 6,626 |
| Depreciation and amortization expense | 5,986 | 5,480 |
| Loss on disposal or impairment of long-lived assets, net | 4 | 12 |
| Adjusted gross margin | $ 30,182 | $ 24,990 |

*Operating Expense*

Operating expense increased in 2011 to $9 million from $6 million in 2010. This increase is primarily a reflection of higher volume processed resulting in higher field expenses, labor costs, property taxes, maintenance and outside services.

***Other and Eliminations***

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues | $ (10,607) | $ (84,525) | $ 257,712 |
| Expenses: | | | |
| Costs of products sold | (10,606) | (84,764) | 245,263 |
| Operating | — | 70 | 4,306 |
| General and administrative | 22,367 | 16,745 | 25,995 |
| Depreciation and amortization | 2,496 | 2,951 | 7,375 |
| Loss on disposal or impairment of long-lived assets, net | — | 1,599 | 89,355 |
| Total expenses | 14,257 | (63,399) | 372,294 |
| Operating loss | $ (24,864) | $ (21,126) | $ (114,582) |

Other and Eliminations is not an operating segment. This table is included to permit the reconciliation of segment information to that of the consolidated Company. We sold the property, plant and equipment of SemCanada Crude during fourth quarter 2010 and began winding down its operations. SemCanada Crude ceased to be an operating segment during fourth quarter 2010, and its results of operations for the year ended December 31, 2010 are included in the table above.

## Liquidity and Capital Resources

***Sources and Uses of Cash***

Our principal sources of short-term liquidity are cash generated from our operations and borrowings under our revolving credit facilities. The consolidated cash balance on December 31, 2012 (including restricted cash) was approximately $115 million. Of this amount, approximately $56 million was held in Canada and may be subject to tax if transferred to the U.S., and approximately $33 million is restricted cash primarily set aside for settlement of pre-petition claims. Potential sources of long-term liquidity include debt and equity securities. Our primary cash requirements currently are operating expenses, capital expenditures and quarterly distributions to unitholders of our subsidiary, Rose Rock. In general, we expect to fund:

- operating expenses, maintenance capital expenditures and cash distributions through existing cash and cash from operating activities;
- expansion capital expenditures and any working capital deficits through cash on hand and our revolving credit facilities; and

- debt principal payments through cash from operating activities and refinancings when the credit facilities become due.

Our ability to meet our financing requirements and fund our planned capital expenditures will depend on our future operating performance, which will be affected by prevailing economic conditions in our industry. In addition, we are subject to conditions in the debt and equity markets for any issuances of debt securities and equity securities including limited partner units. There can be no assurance we will be able or willing to access the public or private markets in the future. If we would be unable or unwilling to access those markets, we could be required to restrict future expansion capital expenditures and potential future acquisitions.

We believe our cash from operations and our remaining borrowing capacity allow us to manage our day-to-day cash requirements, distribute the minimum quarterly distribution on Rose Rock's outstanding common units and meet our capital expenditures commitments for the coming year.

The following table summarizes our changes in unrestricted cash for the periods presented:

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Statement of cash flow data: | | | |
| Cash flows provided by (used for): | | | |
| Operating activities | $ 79,642 | $ 74,041 | $ 122,567 |
| Investing activities | (161,891) | 36,922 | 121,243 |
| Financing activities | 86,483 | (124,683) | (191,756) |
| Subtotal | 4,234 | (13,720) | 52,054 |
| Effect of exchange rate on cash and cash equivalents | (610) | (34) | (3,812) |
| Change in cash and cash equivalents | 3,624 | (13,754) | 48,242 |
| Change in cash and cash equivalents included in discontinued operations | 2,792 | (454) | 1,387 |
| Change in cash and cash equivalents from continuing operations | 6,416 | (14,208) | 49,629 |
| Cash and cash equivalents at beginning of period | 73,613 | 87,821 | 38,192 |
| Cash and cash equivalents at end of period | $ 80,029 | $ 73,613 | $ 87,821 |

***Operating Activities***

The components of operating cash flows can be summarized as follows (in thousands):

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income | $ 31,897 | $ 2,812 | $ (132,072) |
| Non-cash expenses, net | 62,028 | 59,821 | 192,502 |
| Changes in operating assets and liabilities | (14,283) | 11,408 | 62,137 |
| Net cash flows provided by operating activities | $ 79,642 | $ 74,041 | $ 122,567 |

*2012 Compared to 2011*

Non-cash expenses increased to $62 million in 2012 from $60 million in 2011. Significant changes from prior year include:

- $15.3 million reduction in the net unrealized gain on derivative instruments driven by changes in the price, quantity and timing of derivative instruments outstanding at December 31, 2012 and 2011,
- $7.1 million reduction in the change in the allowance for doubtful accounts due to prior year changes in the allowance primarily at SemCAMS,
- $26.3 million change in the fair value of warrants due to increasing market prices,

- decreased debt amortization of $28 million due to the prior year credit facility refinancing,
- lower depreciation expense of $2.5 million due primarily to the contribution of SemStream assets to NGL Energy, and
- a net increase in gain on disposal or impairment of long-lived assets of $16.1 million due mainly to the September 2012 receipt of additional proceeds from the White Cliffs settlement and a gain on sale of the disposal of SemStream's Arizona residential business in December 2012 and prior year net losses on disposal or impairment of long-lived assets.

Changes in operating assets and liabilities during the year ended December 31, 2012 relative to the prior year consisted primarily of:

- $4.9 million decrease in restricted cash due to payments made to settle liabilities to pre-petition creditors,
- $128.8 million increase in accounts receivable due primarily to a $91.3 million increase at Rose Rock related to increased marketing and buy/sell activities around our Bakken Shale operations and Kansas and Oklahoma pipeline system, which are driven by demand in those areas and our ability to capture value related to changing market conditions, along with a $31 million increase at SemCAMS due to the timing of billings related to the K3 plant turnaround,
- $4.2 million decrease in other current assets due primarily to amortization of prepaid expenses,
- $112.2 million increase in accounts payable and accrued liabilities due primarily to an increase in accounts payable at Rose Rock of $95.1 million related to increased marketing and buy/sell activity, along with an increase in accrued liabilities at SemCAMS of $11.6 million related to the K3 plant turnaround,
- $6.9 million decrease in payables to affiliates due to decreased payables to NGL Energy, and
- $5.2 million decrease in payables to prepetition creditors (due to settlement payments).

*2011 Compared to 2010*

Non-cash expenses decreased to $60 million in 2011 from $193 million in 2010. Significant changes from prior year include:

- $20 million decrease in depreciation and amortization due mainly to the contribution of SemStream assets to NGL Energy in late 2011 and the deconsolidation of White Cliffs in late 2010 to an equity method investment,
- $96 million in loss on disposal or impairment of long-lived assets, net from the 2010 SemCanada Crude impairment, the 2010 loss on disposal from the deconsolidation of White Cliffs, and the 2010 SemMexico goodwill impairment, all of which were events that did not reoccur in 2011, and
- $18 million related to changes in the allowance for doubtful accounts.

Changes in operating assets and liabilities during the year ended December 31, 2011 relative to the prior year consisted primarily of:

- $26 million decrease in restricted cash,
- $29 million decrease in accounts receivable due to the contribution of SemStream assets partially offset by increased buy/sell and marketing at Rose Rock,
- $14 million decrease in derivatives and margin deposits primarily due to the contribution of SemStream assets to NGL Energy, and
- $34 million reduction in payables to prepetition creditors.

***Investing Activities***

For the year ended December 31, 2012, we had net cash outflows of $161.9 million, primarily as a result of $119.3 million in capital expenditures and $78.3 million of investments in non-consolidated subsidiaries. Capital expenditures related primarily to Rose Rock's Cushing expansion projects, SemGas' Northern Oklahoma expansion projects and well connects and the Wattenburg Oil Trunkline. Investments in non-consolidated subsidiaries represents investments primarily in the Glass Mountain Pipeline. The capital expenditures and investments in the Glass Mountain Pipeline were offset by $12.3 million in proceeds from the sale of the assets and liabilities of SemStream's Arizona residential business in December 2012 and $17.3 million of distributions in excess of equity earnings driven from $8.1 million of distributions from White Cliffs and $9.2 million of distributions received from NGL Energy.

For the year ended December 31, 2011, we had net cash inflows of $36.9 million, primarily as a result of $93.1 million in proceeds from the contribution of certain SemStream assets to NGL Energy, $12.5 million in distributions from White Cliffs in excess of equity earnings and $66.0 million in capital expenditures.

For the year ended December 31, 2010, we had net cash inflows of $121.2 million, primarily as a result of $140.8 million received from the sale of interests in White Cliffs, cash outflows of $48.5 million for capital expenditures and $24.5 million of proceeds received from the sale of assets.

***Financing Activities***

For the year ended December 31, 2012, we had net cash inflows of $86.5 million, substantially all of which related to borrowings on long-term debt of $318 million, principal payments of $222.1 million and partnership distributions of $8.5 million. The increase in net cash inflows compared to the previous year is due primarily to increased credit facility usage related to the Company's increase in capital projects.

For the year ended December 31, 2011, we had net cash outflows of $124.7 million, primarily as a result of $503.2 million of principal payments on debt, $12.5 million in debt issuance costs, $264.0 million in borrowings and $127.1 million in proceeds received from the sale of limited partner interests in Rose Rock.

For the year ended December 31, 2010, we had net cash outflows of $191.8 million, primarily as a result of $348.7 million of principal payments on debt and $159.2 million in borrowings.

*SemGroup Revolving Credit Facility*

At December 31, 2012, we had $201.5 million outstanding under our $300 million revolving credit facility. In addition, we had $2.1 million in outstanding letters of credit on that date. The maximum letter of credit capacity under this facility is $250 million. The credit agreement includes customary affirmative and negative covenants.

At December 31, 2012, we were in compliance with the terms of the credit agreement.

*Rose Rock Revolving Credit Facility*

On November 10, 2011, Rose Rock entered into a five-year senior secured revolving credit facility agreement. The credit facility under this agreement became effective upon completion of Rock Rock's initial public offering on December 14, 2011.

The credit agreement initially provided for a revolving credit facility of $150 million. In September 2012, Rose Rock amended the credit agreement such that the revolving credit facility may under certain conditions be increased by up to an additional $400 million. Prior to this amendment, the agreement provided for an increase of up to an additional $200 million. The credit facility includes a $75 million sub-limit for the issuance of letters of credit. All amounts outstanding under the agreement will be due and payable on December 14, 2016.

On January, 11, 2013, the credit facility capacity was increased to $385 million and Rose Rock borrowed $133.5 million in connection with the purchase of a one-third interest in SCPL from SemGroup and to pay transaction related expenses.

At December 31, 2012, Rose Rock had $4.5 million of outstanding cash borrowings under its $150 million revolving credit facility. There were $41.1 million in outstanding letters of credit. The credit facility also allows for the use of Secured Bilateral Letters of Credit, which are issued external to the credit facility and do not reduce revolver availability. At December 31, 2012, we had $2.7 million of Bilateral Letters of Credit outstanding. The credit agreement includes customary affirmative and negative covenants and also restricts Rose Rock's ability to make certain types of payments related to its capital stock, including the declaration or payment of distributions; provided that Rose Rock may make quarterly distributions of available cash so long as no default under the agreement then exists or would result therefrom.

At December 31, 2012, Rose Rock was in compliance with the terms of the credit agreement.

*SemMexico Revolving Credit Facilities*

SemMexico has three credit facilities: 1) a facility entered into in 2010 that allows the borrowing of up to 80 million Mexican pesos; 2) a facility entered into in June 2012 that allows the borrowing of up to 44 million Mexican pesos; and 3) a facility entered into in July 2012 that allows the borrowing of up to 56 million Mexican pesos. At December 31, 2012, there were no outstanding borrowings. Borrowings under these facilities, should they occur, would mature in either May 2013, July 2013, or June 2015 depending on which facility the money was borrowed under. SemMexico had 292.8 million Mexican pesos (U.S. $22.5 million equivalent at the December 31, 2012 exchange rate) in outstanding letters of credit.

At December 31, 2012, we were in compliance with the terms of these facilities.

***Capital Requirements***

The midstream energy business can be capital intensive, requiring significant investment for the maintenance of existing assets or acquisition or development of new systems and facilities. We categorize our capital expenditures as either:

- maintenance capital expenditures, which are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity; or

- expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long-term.

During the year ended December 31, 2012, we spent $198 million (cash basis), on capital projects including capital contributions to affiliates for funding growth projects. Projected capital expenditures for 2013 are estimated at $370 million in expansion projects, including capital contributions to affiliates to fund growth projects, and $30 million in maintenance projects. These estimates may change as future events unfold. See "Cautionary Note Regarding Forward-Looking Statements."

We anticipate that we will continue to make significant expansion capital expenditures in the future. Consequently, our ability to develop and maintain sources of funds to meet our capital requirements is critical to our ability to meet our growth objectives. We expect that our future expansion capital expenditures will be funded by cash from operations, borrowings under our credit facilities and the issuance of debt and equity securities.

***Rose Rock Distributions***

The table below sets out the cash distributions made by Rose Rock during calendar year 2012.

| 2012 Quarter | Cash Distribution Paid per Common Unit |
|---|---|
| First | $0.0670 |
| Second | $0.3725 |
| Third | $0.3825 |
| Fourth | $0.3925 |

The cash distribution paid in the first quarter of 2012 was $0.0670 per unit. This prorated amount corresponds to the minimum quarterly cash distribution of $0.3625 per unit, or $1.45 per unit on an annualized basis. The proration period began on December 15, 2011, immediately after the closing date of our initial public offering, and continued through December 31, 2011. The distribution was paid on February 13, 2012 to all unitholders of record as of February 3, 2012.

***Credit Risk***

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. We examine the creditworthiness of third party customers to whom we extend credit and manage our exposure to credit risk through credit analysis, credit approval, credit limits and monitoring procedures, and for certain transactions, we may request letters of credit, prepayments or guarantees.

***Off-Balance Sheet Arrangements***

We do not use any off-balance sheet arrangements to enhance our liquidity and capital resources, or for any other purpose.

## Commitments

### *Contractual Obligations*

In the ordinary course of business we enter into various contractual obligations for varying terms and amounts. The following table includes our contractual obligations as of December 31, 2012, and our best estimate of the period in which the obligation will be settled (in thousands):

| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter |
|---|---|---|---|---|---|---|
| Long-term debt (1) | $ — | $ — | $ — | $ 206,000 | $ — | $ — |
| Interest (1) | 11,933 | 11,933 | 11,933 | 6,064 | — | — |
| Capital leases | 24 | 27 | 28 | 7 | — | — |
| Operating leases | 3,882 | 3,170 | 2,312 | 5,119 | 4,723 | 419 |
| Purchase commitments | 1,092,764 | 825,090 | 205,163 | — | — | — |
| Payables to pre-petition creditors (2) | 32,933 | — | — | — | — | — |
| Capital expenditure expansion projects (3) | 197,051 | 29,518 | — | — | — | |
| Total | $ 1,338,587 | $ 869,738 | $ 219,436 | $ 217,190 | $ 4,723 | $ 419 |

(1) Assumes interest rates, fee rates and letters of credit and loans outstanding are as of December 31, 2012, and remain constant thereafter until maturity except for required principal payments.
(2) Restricted cash in the amount of $33.7 million is held in an account restricted for this purpose.
(3) Capital expenditure expansion projects includes our 51% interest in the White Cliffs Pipeline expansion, our 50% interest in the Glass Mountain Pipeline project and our 100% interest in the Wattenberg Oil Trunkline.

In addition to the items in the table above, we have entered into various operational commitments and agreements related to pipeline operations and to the marketing, transportation, terminalling and storage of petroleum products. We have also entered into certain petroleum products derivative instruments, for which the fair value is a net liability of $1.0 million at December 31, 2012.

### *Letters of Credit*

In connection with our purchasing activities, we provide certain suppliers and transporters with irrevocable standby letters of credit to secure our obligation for the purchase of petroleum products. Our liabilities with respect to these purchase obligations are recorded as accounts payable on our balance sheet in the month the petroleum products are purchased. Generally, these letters of credit are issued for 70-day periods (with a maximum of 364-day periods) and are terminated upon completion of each transaction. At December 31, 2012 and December 31, 2011, we had outstanding letters of credit of approximately $68.4 million and $52.1 million, respectively.

## Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operation are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements and related disclosures requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. The application of these policies involves judgments regarding future events, including the likelihood of success of particular projects and legal and regulatory challenges. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed.

On an on-going basis, we evaluate these estimates using historical experience, consultation with experts and other methods we consider reasonable. Actual results may differ substantially from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Our significant accounting policies are summarized in Note 3 of our consolidated financial statements beginning on page F-1 of this Form 10-K. We identify our critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and complex judgments by management regarding estimates about matters that are inherently uncertain.

| **Accounting Policy** | **Judgment/Uncertainty Affecting Application** |
|---|---|
| *Derivative Instruments* | Instruments used in valuation techniques |
| | Market maturity and economic conditions |
| | Contract interpretation |
| | Market conditions in the energy industry, especially the effects of price volatility on contractual commitments |
| *Income Taxes and Valuation Allowance for Deferred Tax Assets* | Ability to withstand legal challenges of tax authority decisions or appeals |
| | Anticipated future decisions of tax authorities |
| | Application of tax statutes and regulations to transactions |
| | Ability to use tax benefits carry forwards to future periods |
| *Impairment of Long Lived Assets* | Recoverability of investment through future operations |
| | Regulatory and political environments and requirements |
| | Estimated useful lives of assets |
| | Environmental obligations and operational limitations |
| | Estimates of future cash flows |
| | Estimates of fair value |
| | Judgment about triggering effects |
| *Goodwill and Other Intangible Assets* | Estimated useful lives for finite lived intangible assets |
| | Judgment about impairment triggering events |
| | Identification of reporting units |
| | Estimates of reporting unit's fair value |
| *Contingencies* | Estimated financial impact of event |
| | Judgment about the likelihood of event occurring |
| | Regulatory and political environments and requirements |

***Derivative Instruments***

We follow the guidance of ASC 815, "*Derivatives and Hedging*," to account for derivative instruments. ASC 815 requires us to mark-to-market all derivative instruments on the balance sheet, and recognize changes in the fair value of non-hedge derivative instruments immediately in earnings. In certain cases, we may apply hedge accounting to our derivative instruments. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) whether the overall risk is being reduced; and (iii) if there is a correlation between the fair value of the derivative instrument and the underlying hedged item. Changes in the fair value of derivative instruments accounted for as hedges are either recognized in earnings as an offset to the changes in the fair value of the related hedged item, or deferred and recorded as a component of other comprehensive income and subsequently recognized in earnings when the hedged transactions occur.

Certain derivative instruments that meet the criteria for derivative accounting treatment also qualify for a scope exception to derivative accounting, as they are considered to be a normal purchase normal sale ("NPNS"). The availability of this exception is based on the assumption that the company has the ability, and it is probable, to deliver or take delivery of the underlying item. These assumptions are based on internal forecasts of sales and historical physical delivery on contracts. Derivatives that are considered to be NPNS are exempt from derivative accounting treatment and are accounted for under accrual accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception due to changes in estimates, the related contract would be recorded on the balance sheet at fair value combined with immediate recognition through earnings.

***Income Taxes and Valuation Allowance for Deferred Tax Assets***

As of December 31, 2012, we have a valuation allowance of $155.8 million on our deferred tax assets. Foreign tax credits of $92.6 million are the primary deferred tax asset. As of December 31, 2011, we had a valuation allowance of $145.4 million on our deferred tax assets. Foreign tax credits of $77.3 million were the primary deferred tax asset. In assessing the recognition of our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the existence of sufficient taxable income of the appropriate character within the carryback and carryforward period available under the tax law. Sources of taxable income include future reversals of existing taxable temporary differences, future earnings and available tax planning strategies.

Considerable judgment is required to determine the tax treatment of a particular item that involves interpretations of complex tax laws. We are subject to examination by taxing authorities for income tax returns filed in the U.S. federal jurisdiction and various state and foreign jurisdictions including Canada, Mexico and the United Kingdom.

***Evaluation of Assets for Impairment for Other Than Temporary Decline in Value***

In accordance with ASC 360, "*Property, Plant and Equipment*," we evaluate property, plant and equipment and certain intangible assets for impairment whenever indicators of impairment exist. Examples of such indicators are:

- significant decrease in the market price of a long-lived asset;
- significant adverse change in the manner an asset is used or its physical condition;
- adverse business climate;
- accumulation of costs significantly in excess of the amount originally expected for the construction or acquisition of an asset;
- current period loss combined with a history of losses or the projection of future losses; and
- change in our intent about an asset from an intent to hold such asset through the end of its estimated useful life to a greater than fifty percent likelihood that such asset will be disposed of before then.

Recoverability of assets to be held and used is measured by comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows. However, actual future market prices and costs could vary from the assumptions used in our estimates and the impact of such variations could be material.

***Goodwill and Other Intangible Assets***

We apply ASC 805, "*Business Combinations*," and ASC 350, "*Intangibles – Goodwill and Other*," to account for goodwill and intangible assets. In accordance with these standards, we amortize all finite lived intangible assets over their respective estimated weighted average useful lives, while goodwill has an indefinite life and is not amortized. However, goodwill and all intangible assets not subject to amortization are tested for impairment at least annually, or more frequently whenever an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We test for impairment at the reporting unit level using three valuation approaches: first, the income approach which measures the value of an asset by the present value of its future economic benefit; second, the market approach which measures the value of an asset through the analysis of recent sales or offerings of comparable properties; and third, the cost approach which measures the value of an asset by the cost to reconstruct or replace it with another of like utility.

Estimation of future economic benefit requires management to make assumptions about numerous variables including selling prices, costs, the level of activity and appropriate discount rates. If it is determined that the fair value of a reporting unit is below its carrying amount, our goodwill or intangible assets with indefinite lives will be impaired at that time.

***Contingencies***

We record a loss contingency when management determines that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. Gain contingencies are not recorded.

### Recent Accounting Pronouncements

See Note 3 of our consolidated financial statements beginning on page F-1 of this Form 10-K.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

This discussion on market risks represents an estimate of possible changes in future earnings that would occur assuming hypothetical future movements in commodity prices, interest rates and currency exchange rates. Our views on market risk are not necessarily indicative of actual results that may occur, and do not represent the maximum possible gains and losses that may occur since actual gains and losses will differ from those estimated based on actual fluctuations in commodity prices, interest rates, currency exchange rates and the timing of transactions.

We are exposed to various market risks, including changes in (i) petroleum prices, particularly natural gas liquids, crude oil and natural gas, (ii) interest rates, and (iii) currency exchange rates. We may utilize from time-to-time various derivative instruments to manage such exposure. Our risk management policies and procedures are designed to monitor physical and financial commodity positions and the resulting outright commodity price risk as well as basis risk resulting from differences in commodity grades, purchase and sale locations and purchase and sale timing. We have a risk management function that has responsibility and authority for our Comprehensive Risk Management Policy, which governs our enterprise-wide risks, including the market risks discussed in this item. Subject to our Comprehensive Risk Management Policy, our finance and treasury function has responsibility and authority for managing exposure to interest rates and currency exchange rates. To manage the risks discussed above, we engage in price risk management activities.

### Commodity Price Risk

The table below outlines the range of NYMEX prompt month daily settle prices for crude oil and natural gas futures, and the range of daily propane spot prices provided by an independent, third-party broker for the years ended December 31, 2012, December 31, 2011 and 2010.

| | Light Sweet Crude Oil Futures ($ per Barrel) | Mont Belvieu (Non-LDH) Spot Propane ($ per Gallon) | Henry Hub Natural Gas Futures ($ per MMBtu) |
|---|---|---|---|
| **Year Ended December 31, 2012** | | | |
| High | $ 109.77 | $ 1.40 | $ 3.90 |
| Low | $ 77.69 | $ 0.71 | $ 1.91 |
| *High/Low Differential* | *$ 32.08* | *$ 0.69* | *$ 1.99* |
| **Year Ended December 31, 2011** | | | |
| High | $ 113.93 | $ 1.63 | $ 4.85 |
| Low | $ 75.67 | $ 1.30 | $ 2.99 |
| *High/Low Differential* | *$ 38.26* | *$ 0.33* | *$ 1.86* |
| **Year Ended December 31, 2010** | | | |
| High | $ 91.51 | $ 1.43 | $ 6.01 |
| Low | $ 68.01 | $ 0.96 | $ 3.29 |
| *High/Low Differential* | *$ 23.50* | *$ 0.47* | *$ 2.72* |

Revenue from our asset-based activities is dependent on throughput volume, tariff rates, the level of fees generated from our pipeline systems, capacity leased to third parties, capacity that we use for our own operational or marketing activities and the level of other fees generated at our terminalling and storage facilities. Profit from our marketing activities is dependent on our ability to sell petroleum products at prices in excess of our aggregate cost. Margins may be affected during transitional periods between a backwardated market (when the prices for future deliveries are lower than the current prices) and a contango market (when the prices for future deliveries are higher than the current prices). Our petroleum product marketing activities within each of our segments are generally not directly affected by the absolute level of petroleum product prices, but are affected by overall levels of supply and demand for petroleum products and relative fluctuations in marked-related indices.

However, the SemGas segment has exposure to commodity price risk because of the nature of certain contracts for which our fee is based on a percentage of proceeds or index related to the prices of natural gas, natural gas liquids and condensate. Given current volumes, liquid recoveries and contract terms, we estimate the following sensitivities:

- A $0.10 change in natural gas price results in approximately a $300 thousand impact to Adjusted gross margin.
- A $0.10 change in natural gas liquids prices (Conway and Mont Belvieu) results in approximately a $2.2 million impact to Adjusted gross margin.
- A $10.00 change in condensate price results in approximately a $1.5 million impact to Adjusted gross margin.

The above sensitivities may be impacted by changes in contract mix, change in production or other factors which are outside of our control.

Additionally, based on our open derivative contracts at December 31, 2012, an increase in the applicable market price or prices for each derivative contract would result in a decrease in our crude oil sales revenues. Likewise, a decrease in the applicable market price or prices for each derivative contract would result in an increase in our crude oil sales revenues. However, the increases or decreases in crude oil sales revenues we recognize from our open derivative contracts are substantially offset by higher or lower crude oil sales revenues when the physical sale of the product occurs. These contracts may be for the purchase or sale of crude oil or in markets different from the physical markets in which we are attempting to hedge our exposure, or may have timing differences relative to the physical markets. As a result of these factors, our hedges may not eliminate all price risks.

The notional volumes and fair value of our commodity derivatives open positions, as well as the change in fair value that would be expected from a 10% market price increase or decrease, is shown in the table below (in thousands):

| | Notional Volume (Barrels) | Fair Value | Effect of 10% Price Increase | Effect of 10% Price Decrease | Settlement Date |
|---|---|---|---|---|---|
| Crude Oil: | | | | | |
| Futures contracts | 200 | $ (1,034) | $ (1,836) | $ 1,836 | January/February 2013 |

Margin deposits or other credit support, including letters of credit, are generally required on derivative instruments utilized to manage our price exposure. As commodity prices increase or decrease, the fair value of our derivative instruments changes, thereby increasing or decreasing our margin deposit or other credit support requirements. Although a component of our risk-management strategy is intended to manage the margin and other credit support requirements on our derivative instruments, volatile spot and forward commodity prices, or an expectation of increased commodity price volatility, could increase the cash needed to manage our commodity price exposure and thereby increase our liquidity requirements. This may limit amounts available to us through borrowing, decrease the volume of petroleum products we purchase and sell or limit our commodity price management activities.

**Interest Rate Risk**

We utilize both fixed and variable rate debt and are exposed to market risk due to the floating interest rates on our credit facilities. Therefore, from time-to-time we may utilize interest rate derivatives to manage interest obligations on specific debt issuances. Our variable rate debt bears interest at LIBOR or prime, subject to certain floors, plus the applicable margin. At December 31, 2012, an increase in these base rates of 1%, above the base rate floors, would increase our interest expense by $2.1 million per year.

The average interest rates presented below are based upon rates in effect at December 31, 2012 and December 31, 2011. The carrying value of the variable rate instruments in our credit facilities approximate fair value primarily because our rates fluctuate with prevailing market rates.

The following table summarizes our debt obligations:

| Liabilities | | December 31, 2012 | | December 31, 2011 |
|---|---|---|---|---|
| Short-term debt—variable rate | $ | 0 million | $ | 26.1 million |
| Average interest rate | | —% | | 3.22% |
| Long-term debt—variable rate | | $206.0 million | $ | 83.3 million |
| Average interest rate | | 4.74% | | 3.37% |
| Long-term debt—fixed rate | $ | 0 million | $ | 0 million |
| Fixed interest rate | | —% | | —% |

**Currency Exchange Risk**

The cash flows relating to our U.K., Canada and Mexico operations are based on the U.S. dollar equivalent of such amounts measured in British pounds, Canadian dollars and Mexican pesos. Assets and liabilities of our U.K., Canadian and Mexican subsidiaries are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Revenue, expenses and cash flows are translated using the average exchange rate during the reporting period.

**Item 8.** ***Financial Statements and Supplementary Data***

The consolidated financial statements of the Company required to be included in this Form 10-K appear immediately following the signature page to this Form 10-K beginning on page F-1.

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

**Item 9A.** ***Controls and Procedures***

**Evaluation of Disclosure Controls and Procedures**

Our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) are effective as of December 31, 2012. This conclusion is based on an evaluation conducted under the supervision and participation of our Chief Executive Officer and Chief Financial Officer along with our management. Disclosure controls and procedures are those controls and procedures designed to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under that framework and applicable SEC rules, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting as of December 31, 2012, has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report that is included herein.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting that occurred during the most recently completed fiscal quarter ended December 31, 2012, that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B.** ***Other Information***

None

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item concerning our directors and corporate governance matters is incorporated by reference to the information in the sections entitled "PROPOSAL 1 – ELECTION OF DIRECTORS" and "CORPORATE GOVERNANCE," respectively, of our Proxy Statement for the 2013 Annual Meeting of Stockholders (the "Proxy Statement"). The information required by this item with respect to the Section 16 ownership reports is incorporated by reference to the section entitled "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Proxy Statement. The information required by this item with respect to our executive officers is included in Part I of this Form 10-K under the section entitled "Executive Officers of the Registrant." A copy of our Code of Business Conduct and Ethics is posted on our website at www.semgroupcorp.com.

### Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information set forth in the sections entitled "EXECUTIVE COMPENSATION" and "DIRECTOR COMPENSATION" of the Proxy Statement.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters*

The information required by this item regarding security ownership and equity compensation plans is incorporated by reference to the information set forth in the sections entitled "PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT" and "EQUITY COMPENSATION PLAN INFORMATION," respectively, of the Proxy Statement.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item regarding certain relationships and related transactions and director independence is incorporated by reference to the information set forth in the sections entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "CORPORATE GOVERNANCE," respectively, of the Proxy Statement.

### Item 14. *Principal Accountant Fees and Services*

The information required by this item regarding principal accounting fees and services is incorporated by reference to the information set forth in the sections entitled "FEES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" and "AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES" of the Proxy Statement.

## PART IV

### Item 15. *Exhibits and Financial Statement Schedules*

(1) **Financial Statements.** The consolidated financial statements of the Company included in this Form 10-K are listed on page F-1, which follows the signature page to this Form 10-K.

(2) **Financial Statement Schedules.** All financial statement schedules are omitted as inapplicable or because the required information is contained in the financial statements or the notes thereto.

The financial statements of White Cliffs Pipeline, L.L.C., our equity method investee, are included in this filing as Exhibit 99.1 pursuant to Rule 3-09 of Regulation S-X.

(3) **Exhibits.** The following documents are included as exhibits to this Form 10-K. Those exhibits below incorporated by reference herein are indicated as such by the information supplied in the parenthetical thereafter. If no parenthetical appears after an exhibit, such exhibit is filed herewith.

| Exhibit Number | Description |
|---|---|
| 2.1 | Fourth Amended Joint Plan of Affiliated Debtors filed with the United States Bankruptcy Court for the District of Delaware on October 27, 2009 (filed as Exhibit 2.1 to our registration statement on Form 10, File No. 001-34736 (the "Form 10")). |
| 2.2 | Contribution Agreement dated August 31, 2011, among SemStream, L.P., a wholly-owned subsidiary of SemGroup Corporation, NGL Supply Terminal Company LLC, NGL Energy Partners LP and NGL Energy Holdings LLC (filed as Exhibit 2.1 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.3 | Second Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC (filed as Exhibit 2.2 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.4 | First Amended and Restated Registration Rights Agreement dated October 3, 2011, among NGL Energy Partners LP, Hicks Oil & Hicksgas, Incorporated, NGL Holdings, Inc., Krim2010, LLC, Infrastructure Capital Management, LLC, Atkinson Investors, LLC, Stanley A. Bugh, Robert R. Foster, Brian K. Pauling, Stanley D. Perry, Stephen D. Tuttle, Craig S. Jones, Daniel Post, Mark McGinty, Sharra Straight, David Eastin, AO Energy, Inc., E. Osterman, Inc., E. Osterman Gas Service, Inc., E. Osterman Propane, Inc., Milford Propane, Inc., Osterman Propane, Inc., Propane Gas, Inc., and Saveway Propane Gas Service, Inc. (filed as Exhibit 2.3 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.5 | Amendment No. 1 and Joinder to First Amended and Restated Registration Rights Agreement dated November 1, 2011, between NGL Energy Holdings LLC and SemStream, L.P. (filed as Exhibit 2.4 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.6 | Contribution Agreement, dated as of January 8, 2013, by and among SemGroup Corporation, Rose Rock Midstream Holdings, LLC, Rose Rock Midstream GP, LLC, Rose Rock Midstream, L.P. and Rose Rock Midstream Operating, L.L.C. (filed as Exhibit 2.1 to our current report on Form 8-K dated January 8, 2013, filed January 14, 2013). |
| 3.1 | Amended and Restated Certificate of Incorporation, dated as of November 30, 2009, of SemGroup Corporation (filed as Exhibit 3.1 to the Form 10). |
| 3.2 | Amended and Restated Bylaws, dated as of October 28, 2011, of SemGroup Corporation (filed as Exhibit 3.1 to our current report on Form 8-K dated October 28, 2011, filed October 28, 2011). |
| 4.1 | Form of stock certificate for our Class A Common Stock, par value $0.01 per share (filed as Exhibit 4.1 to the Form 10). |
| 4.2 | Form of stock certificate for our Class B Common Stock, par value $0.01 per share (filed as Exhibit 4.2 to the Form 10). |
| 4.3 | Warrant Agreement dated as of November 30, 2009, by and between SemGroup Corporation and Mellon Investor Services, LLC (filed as Exhibit 4.3 to the Form 10). |
| 4.4 | Form of warrant certificate (filed as Exhibit 4.4 to the Form 10). |
| 4.5 | First Amendment to Warrant Agreement, dated as of November 1, 2012, by and between SemGroup Corporation and Computershare Shareowner Services LLC (successor-in-interest to Mellon Investor Services, LLC). |

| Exhibit Number | Description |
|---|---|
| 10.1 | Credit Agreement (the "Credit Facility") dated as of June 17, 2011, among SemGroup Corporation, as borrower, the lenders parties thereto from time to time, and The Royal Bank of Scotland PLC, as Administrative Agent and Collateral Agent (filed as Exhibit 10 to our current report on Form 8-K dated June 17, 2011, filed June 21, 2011). |
| 10.2 | Second Amendment to the Credit Facility, dated as of September 19, 2011 (filed as Exhibit 10 to our current report on Form 8-K dated September 19, 2011, filed September 23, 2011). |
| 10.3* | SemGroup Corporation Board of Directors Compensation Plan (filed as Exhibit 10.6 to the Form 10). |
| 10.4* | SemGroup Corporation Nonexecutive Directors' Compensation Deferral Program (filed as Exhibit 10.7 to the Form 10). |
| 10.5* | SemGroup Corporation Equity Incentive Plan (filed as Exhibit 10.8 to the Form 10). |
| 10.6* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors (filed as Exhibit 10.9 to the Form 10). |
| 10.7* | Amendment No. 1 to SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors (filed as Exhibit 10.15 to the Form 10). |
| 10.8* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States (filed as Exhibit 10.10 to the Form 10). |
| 10.9* | Amendment No. 1 to SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States (filed as Exhibit 10.16 to the Form 10). |
| 10.10* | Amendment No. 2 to SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States (filed as Exhibit 10.10 to our annual report on Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012 (the "2011 Form 10-K")). |
| 10.11* | Employment Agreement dated as of November 30, 2009, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski (filed as Exhibit 10.11 to the Form 10). |
| 10.12* | Letter Amendment dated March 18, 2010, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski, amending the Employment Agreement dated as of November 30, 2009 (filed as Exhibit 10.12 to the Form 10). |
| 10.13* | Form of Severance Agreement between SemGroup Corporation and each of its executive officers other than Norman J. Szydlowski (filed as Exhibit 10.13 to the Form 10). |
| 10.14* | Form of Amendment to Severance Agreement between SemGroup Corporation and certain of its executive officers (filed as Exhibit 10.14 to the 2011 Form 10-K). |
| 10.15* | SemGroup Corporation Equity Incentive Plan Form of Retention Award Agreement for certain executive officers (filed as Exhibit 10.14 to the Form 10). |
| 10.16* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors for awards granted on or after August 31, 2010 (filed as Exhibit 10.17 to the Form 10). |
| 10.17* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States for awards granted on or after August 31, 2010 (filed as Exhibit 10.18 to the Form 10). |
| 10.18* | Form of 2011 Performance Share Unit Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers (filed as Exhibit 10.1 to our current report on Form 8-K dated January 24, 2011, filed January 24, 2011). |
| 10.19* | Form of Restricted Stock Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers and employees in the United States during 2011 (filed as Exhibit 10.2 to our current report on Form 8-K dated January 24, 2011, filed January 24, 2011). |
| 10.20* | Form of 2012 Performance Share Unit Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers (filed as Exhibit 10.20 to the 2011 Form 10-K). |
| 10.21* | Form of Restricted Stock Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers and employees in the United States for awards granted on or after January 1, 2012 (filed as Exhibit 10.21 to the 2011 Form 10-K). |
| 10.22* | SemGroup Corporation Short-Term Incentive Program (filed as Exhibit 10.1 to our current report on Form 8-K dated February 24, 2011, filed March 2, 2011). |

| Exhibit Number | Description |
|---|---|
| 10.23* | Consulting Services Agreement, effective as of February 2, 2012, by and between SemGroup Corporation and David B. Gorte (filed as Exhibit 10.23 to the 2011 Form 10-K). |
| 10.24 | Credit Agreement dated November 10, 2011, among Rose Rock Midstream, L.P., as borrower, The Royal Bank of Scotland PLC, as administrative agent and collateral agent, the other agents party thereto and the lenders and issuing banks party thereto (filed as Exhibit 10.1 to Rose Rock Midstream, L.P.'s registration statement on Form S-1, File No. 333-176260). |
| 10.25 | Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (filed as Exhibit 3.1 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated December 14, 2011, filed December 20, 2011). |
| 10.26 | First Amended and Restated Limited Liability Company Agreement of Rose Rock Midstream GP, LLC (filed as Exhibit 3.2 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated December 14, 2011, filed December 20, 2011). |
| 10.27* | Rose Rock Midstream Equity Incentive Plan (filed as Exhibit 10.1 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated December 8, 2011, filed December 14, 2011). |
| 10.28* | Form of Restricted Unit Award Agreement (Employees) under the Rose Rock Midstream Equity Incentive Plan (filed as Exhibit 10.3.1 to Rose Rock Midstream, L.P.'s annual report on Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012). |
| 10.29 | Fifth Amendment to the Credit Facility, dated as of September 26, 2012 (filed as Exhibit 10.1 to our quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed November 9, 2012). |
| 10.30 | First Amendment, dated as of September 26, 2012, to the Credit Agreement among Rose Rock Midstream, L.P., certain subsidiaries of Rose Rock Midstream, L.P., as guarantors, the lenders party thereto and The Royal Bank of Scotland plc, as administrative agent and collateral agent for the lenders (filed as Exhibit 10.2 to our quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed November 9, 2012). |
| 10.31* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors for awards granted on or after May 22, 2012. |
| 10.32 | Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (filed as Exhibit 3.1 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated January 8, 2013, filed January 14, 2013). |
| 10.33* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States for awards granted on or after March 1, 2013. |
| 10.34* | SemGroup Corporation Equity Incentive Plan Form of Performance Share Unit Award Agreement for executive officers for awards granted on or after March 1, 2013. |
| 10.35* | Form of Restricted Unit Award Agreement (Employees) under the Rose Rock Midstream Equity Incentive Plan for awards granted on or after March 1, 2013. |
| 21 | Subsidiaries of SemGroup Corporation. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Rule 13a – 14(a)/15d – 14(a) Certification of Norman J. Szydlowski, Chief Executive Officer. |
| 31.2 | Rule 13a – 14(a)/15d – 14(a) Certification of Robert N. Fitzgerald, Chief Financial Officer. |
| 32.1 | Section 1350 Certification of Norman J. Szydlowski, Chief Executive Officer. |
| 32.2 | Section 1350 Certification of Robert N. Fitzgerald, Chief Financial Officer. |
| 99.1 | White Cliffs Pipeline, L.L.C. financial statements presented pursuant to Rule 3-09 of Regulation S-X. |
| 101 | Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets at December 31, 2012 and 2011, (ii) the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Changes in Owners' Equity for the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and (v) the Notes to Consolidated Financial Statements. |

*	Management contract or compensatory plan or arrangement

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEMGROUP CORPORATION

Date: March 1, 2013

By: /s/ Robert N. Fitzgerald
Robert N. Fitzgerald
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Norman J. Szydlowski<br>Norman J. Szydlowski | President, Chief Executive Officer and Director (Principal Executive Officer) | March 1, 2013 |
| /s/ Robert N. Fitzgerald<br>Robert N. Fitzgerald | Senior Vice President and Chief Financial Officer (Principal Financial Officer) | March 1, 2013 |
| /s/ Paul F. Largess<br>Paul F. Largess | Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer) | March 1, 2013 |
| /s/ John F. Chlebowski<br>John F. Chlebowski | Chairman of the Board and Director | March 1, 2013 |
| /s/ Ronald A. Ballschmiede<br>Ronald A. Ballschmiede | Director | March 1, 2013 |
| /s/ Sarah M. Barpoulis<br>Sarah M. Barpoulis | Director | March 1, 2013 |
| /s/ Karl F. Kurz<br>Karl F. Kurz | Director | March 1, 2013 |
| /s/ James H. Lytal<br>James H. Lytal | Director | March 1, 2013 |
| /s/ Thomas R. McDaniel<br>Thomas R. McDaniel | Director | March 1, 2013 |

## Index to Financial Statements

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## Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
SemGroup Corporation
Tulsa, Oklahoma

We have audited the accompanying consolidated balance sheets of SemGroup Corporation (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), owners' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SemGroup Corporation at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SemGroup Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 1, 2013, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

BDO USA, LLP
Dallas, Texas
March 1, 2013

**Report of Independent Registered Public Accounting Firm**

Board of Directors and Stockholders
SemGroup Corporation
Tulsa, Oklahoma

We have audited SemGroup Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SemGroup Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SemGroup Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SemGroup Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), owners' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

BDO USA, LLP
Dallas, Texas
March 1, 2013

**SEMGROUP CORPORATION**
**Consolidated Balance Sheets**
**(Dollars in thousands)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 80,029 | $ 73,613 |
| Restricted cash | 34,678 | 39,543 |
| Accounts receivable (net of allowance of $3,687 and $3,623 at December 31, 2012 and 2011, respectively) | 346,169 | 209,781 |
| Receivable from affiliates | 6,178 | 6,408 |
| Inventories | 34,433 | 31,994 |
| Other current assets | 18,516 | 28,396 |
| Total current assets | 520,003 | 389,735 |
| Property, plant and equipment (net of accumulated depreciation of $130,886 and $83,481 at December 31, 2012 and 2011, respectively) | 814,724 | 733,925 |
| Equity method investments | 387,802 | 327,243 |
| Goodwill | 9,884 | 9,453 |
| Other intangible assets (net of accumulated amortization of $6,701 and $4,336 at December 31, 2012 and 2011, respectively) | 7,585 | 8,950 |
| Other noncurrent assets, net | 8,181 | 21,875 |
| Total assets | $ 1,748,179 | $ 1,491,181 |
| **LIABILITIES AND OWNERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 253,623 | $ 145,203 |
| Payable to affiliates | — | 6,314 |
| Accrued liabilities | 63,831 | 53,675 |
| Payables to pre-petition creditors | 32,933 | 37,800 |
| Deferred revenue | 18,973 | 23,031 |
| Other current liabilities | 4,960 | 4,430 |
| Current portion of long-term debt | 24 | 26,058 |
| Total current liabilities | 374,344 | 296,511 |
| Long-term debt | 206,062 | 83,277 |
| Deferred income taxes | 65,620 | 73,784 |
| Other noncurrent liabilities | 80,625 | 58,944 |
| Commitments and contingencies (Note 16) | | |
| SemGroup Corporation owners' equity: | | |
| Common stock (Note 17) | 420 | 418 |
| Additional paid-in capital | 1,039,189 | 1,032,365 |
| Treasury stock, at cost (Note 17) | (242) | — |
| Accumulated deficit | (145,674) | (167,812) |
| Accumulated other comprehensive loss | (1,299) | (13,875) |
| Total SemGroup Corporation owners' equity | 892,394 | 851,096 |
| Noncontrolling interests in consolidated subsidiaries | 129,134 | 127,569 |
| Total owners' equity | 1,021,528 | 978,665 |
| Total liabilities and owners' equity | $ 1,748,179 | $ 1,491,181 |

The accompanying notes are an integral part of these consolidated financial statements.

**SEMGROUP CORPORATION**
**Consolidated Statements of Operations and Comprehensive Income (Loss)**
**(Dollars in thousands, except per share amounts)**

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Revenues: | | | |
| Product | $ 953,738 | $ 1,237,313 | $ 1,343,782 |
| Service | 117,721 | 123,345 | 180,975 |
| Other | 166,038 | 104,588 | 93,655 |
| Total revenues | 1,237,497 | 1,465,246 | 1,618,412 |
| Expenses: | | | |
| Costs of products sold, exclusive of depreciation and amortization shown below | 874,885 | 1,144,439 | 1,258,695 |
| Operating | 224,700 | 155,041 | 151,385 |
| General and administrative | 71,918 | 75,447 | 85,836 |
| Depreciation and amortization | 48,210 | 49,823 | 69,158 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (3,531) | 301 | 105,051 |
| Total expenses | 1,216,182 | 1,425,051 | 1,670,125 |
| Earnings from equity method investments | 36,036 | 15,004 | 1,949 |
| Operating income (loss) | 57,351 | 55,199 | (49,764) |
| Other expenses (income): | | | |
| Interest expense | 8,902 | 60,138 | 86,121 |
| Foreign currency transaction loss (gain) | 298 | (3,450) | 2,899 |
| Other expense (income), net | 21,271 | (11,539) | 1,439 |
| Total other expenses, net | 30,471 | 45,149 | 90,459 |
| Income (loss) from continuing operations before income taxes | 26,880 | 10,050 | (140,223) |
| Income tax expense (benefit) | (2,078) | (2,310) | (6,320) |
| Income (loss) from continuing operations | 28,958 | 12,360 | (133,903) |
| Income (loss) from discontinued operations, net of income taxes | 2,939 | (9,548) | 1,831 |
| Net income (loss) | 31,897 | 2,812 | (132,072) |
| Less: net income attributable to noncontrolling interests | 9,797 | 435 | 225 |
| Net income (loss) attributable to SemGroup | $ 22,100 | $ 2,377 | $ (132,297) |
| Net income (loss) | $ 31,897 | $ 2,812 | $ (132,072) |
| Other comprehensive income (loss): | | | |
| Currency translation adjustments | 12,635 | (13,075) | 6,475 |
| Other, net of income tax | (59) | (1,915) | (2,026) |
| Total other comprehensive income (loss) | 12,576 | (14,990) | 4,449 |
| Comprehensive income (loss) | 44,473 | (12,178) | (127,623) |
| Less: comprehensive income attributable to noncontrolling interests | 9,797 | 435 | 225 |
| Comprehensive income (loss) attributable to SemGroup | $ 34,676 | $ (12,613) | $ (127,848) |
| Net income (loss) per common share (Note 18): | | | |
| Basic | $ 0.53 | $ 0.06 | $ (3.20) |
| Diluted | $ 0.52 | $ (0.06) | $ (3.20) |

The accompanying notes are an integral part of these consolidated financial statements.

**SEMGROUP CORPORATION**
**Consolidated Statements of Changes in Owners' Equity**
**(Dollars in thousands)**

| | Common Stock | Additional Paid-in Capital | Treasury Stock | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interests | Total Owners' Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2009** | $ 414 | $ 1,017,498 | $ — | $ (37,892) | $ (3,334) | $ 1,571 | $ 978,257 |
| Net income (loss) | — | — | — | (132,297) | — | 225 | (132,072) |
| Other comprehensive income | — | — | — | — | 4,449 | — | 4,449 |
| Distributions to noncontrolling interests | — | — | — | — | — | (277) | (277) |
| Non-cash equity compensation | — | 6,230 | — | — | — | — | 6,230 |
| Issuance of common stock under compensation plans | 1 | (1) | — | — | — | — | — |
| Deconsolidation of White Cliffs | — | — | — | — | — | (1,371) | (1,371) |
| Other | — | — | — | — | — | (148) | (148) |
| **Balance at December 31, 2010** | 415 | 1,023,727 | — | (170,189) | 1,115 | — | 855,068 |
| Net income | — | — | — | 2,377 | — | 435 | 2,812 |
| Other comprehensive loss | — | — | — | — | (14,990) | — | (14,990) |
| Non-cash equity compensation | — | 8,641 | — | — | — | — | 8,641 |
| Issuance of common stock under compensation plans | 3 | (3) | — | — | — | — | — |
| Net proceeds from public offering of Rose Rock Midstream, L.P. interests | — | — | — | — | — | 127,134 | 127,134 |
| **Balance at December 31, 2011** | 418 | 1,032,365 | — | (167,812) | (13,875) | 127,569 | 978,665 |
| Net income | — | — | — | 22,100 | — | 9,797 | 31,897 |
| Other comprehensive income | — | — | — | — | 12,576 | — | 12,576 |
| Distributions to noncontrolling interests | — | — | — | — | — | (8,502) | (8,502) |
| Non-cash equity compensation | — | 6,195 | — | — | — | 308 | 6,503 |
| Warrants exercised | — | 631 | — | — | — | — | 631 |
| Issuance of common stock under compensation plans | 2 | (2) | — | — | — | — | — |
| Repurchase of common stock | — | — | (242) | — | — | — | (242) |
| Other | — | — | — | 38 | — | (38) | — |
| **Balance at December 31, 2012** | $ 420 | $ 1,039,189 | $ (242) | $(145,674) | $ (1,299) | $ 129,134 | $ 1,021,528 |

The accompanying notes are an integral part of these consolidated financial statements.

**SEMGROUP CORPORATION**
**Consolidated Statements of Cash Flows**
**(Dollars in thousands)**

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 31,897 | $ 2,812 | $ (132,072) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Net unrealized (gain) loss related to derivative instruments | 1,196 | (14,114) | (13,339) |
| Depreciation and amortization | 48,646 | 51,189 | 70,882 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (6,621) | 9,497 | 105,050 |
| Equity earnings from investments | (36,036) | (15,004) | (1,949) |
| Distributions from equity investments | 36,440 | 15,004 | 1,949 |
| Amortization and write down of debt issuance costs | 2,425 | 30,338 | 23,601 |
| Deferred tax benefit | (11,818) | (9,847) | (13,719) |
| Non-cash compensation expense | 6,503 | 8,641 | 6,230 |
| (Gain) loss on fair value of warrants | 21,310 | (5,012) | 283 |
| Provision for uncollectible accounts receivable, net of recoveries | (315) | (7,421) | 10,613 |
| Currency (gain) loss | 298 | (3,450) | 2,901 |
| Changes in operating assets and liabilities (Note 22) | (14,283) | 11,408 | 62,137 |
| Net cash provided by operating activities | 79,642 | 74,041 | 122,567 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (119,319) | (65,995) | (48,468) |
| Proceeds from sale of long-lived assets | 2,641 | 1,125 | 24,497 |
| Investments in non-consolidated subsidiaries | (78,253) | (3,717) | (867) |
| Proceeds from sale of non-consolidated affiliate | 3,500 | — | 140,765 |
| Proceeds from the sale of SemStream assets | 12,250 | 93,054 | — |
| Distributions in excess of equity in earnings of affiliates | 17,290 | 12,455 | 3,819 |
| Deconsolidation of subsidiaries (Note 6) | — | — | (5,519) |
| Proceeds from surrender of life insurance | — | — | 7,016 |
| Net cash provided by (used in) investing activities | (161,891) | 36,922 | 121,243 |
| Cash flows from financing activities: | | | |
| Debt issuance costs | (707) | (12,533) | (1,958) |
| Borrowings on debt and other obligations | 318,000 | 263,905 | 159,213 |
| Principal payments on debt and other obligations | (222,066) | (503,189) | (348,734) |
| Distributions to noncontrolling interests | (8,502) | — | (277) |
| Repurchase of common stock | (242) | — | — |
| Net proceeds from sale of limited partner interests in Rose Rock Midstream, L.P. | — | 127,134 | — |
| Net cash provided by (used in) financing activities | 86,483 | (124,683) | (191,756) |
| Effect of exchange rate changes on cash and cash equivalents | (610) | (34) | (3,812) |
| Change in cash and cash equivalents | 3,624 | (13,754) | 48,242 |
| Change in cash and cash equivalents included in discontinued operations | 2,792 | (454) | 1,387 |
| Change in cash and cash equivalents from continuing operations | 6,416 | (14,208) | 49,629 |
| Cash and cash equivalents at beginning of period | 73,613 | 87,821 | 38,192 |
| Cash and cash equivalents at end of period | $ 80,029 | $ 73,613 | $ 87,821 |

The accompanying notes are an integral part of these consolidated financial statements.

**SEMGROUP CORPORATION**
**Notes to Consolidated Financial Statements**

## 1. OVERVIEW

SemGroup Corporation is a Delaware corporation headquartered in Tulsa, Oklahoma that provides diversified services for end-users and consumers of crude oil, natural gas, natural gas liquids, refined products and asphalt. SemGroup Corporation began operations on November 30, 2009, as the successor entity of SemGroup, L.P., which was an Oklahoma limited partnership.

On July 22, 2008 (the "Petition Date"), SemGroup, L.P. and certain subsidiaries filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Also on July 22, 2008, SemGroup, L.P.'s Canadian subsidiaries filed applications for creditor protection in Canada under the Companies' Creditors Arrangement Act (the "CCAA"). Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization. While in bankruptcy, SemGroup, L.P. filed a Plan of Reorganization with the court, which was confirmed on October 28, 2009. The Plan of Reorganization determined, among other things, how pre-Petition Date obligations would be settled, the equity structure of the reorganized company upon emergence, and the financing arrangements upon emergence. SemGroup Corporation emerged from bankruptcy on November 30, 2009 (the "Emergence Date").

The accompanying consolidated financial statements include the activities of SemGroup Corporation from January 1, 2010 through December 31, 2012. The terms "we," "our," "us," "the Company" and similar language used in these notes to consolidated financial statements refer to SemGroup Corporation and its subsidiaries.

Our reportable segments include the following:

- We previously referred to our crude business as SemCrude, but following the contribution of SemCrude, L.P. to Rose Rock Midstream, L.P. ("Rose Rock"), we now refer to this reportable segment as "Crude". Crude conducts crude oil transportation, storage, terminalling, gathering, blending, and marketing operations in the United States. Crude's assets include
  - the 2% general partner interest and 58% of the limited partner interest in Rose Rock, which owns an approximate 640-mile crude oil pipeline network in Kansas and Oklahoma, a crude oil gathering, storage and marketing business in the Bakken Shale in North Dakota and Montana and a crude oil storage facility in Cushing, Oklahoma with a capacity of 7.0 million barrels; and
  - a 51% ownership interest in White Cliffs Pipeline, L.L.C. ("White Cliffs"), which owns a 527-mile pipeline that transports crude oil from Platteville, Colorado to Cushing, Oklahoma ("the White Cliffs Pipeline").
- SemStream, which owns 9,133,409 common units representing 18% of the total limited partner interests, as of September 30, 2012, in NGL Energy Partners LP ("NGL Energy"), which owns and operates wholesale and retail propane storage and distribution assets, crude oil logistics and water treatment services in the United States, and a 6.42% interest in the general partner of NGL Energy. We report the results of our investment in NGL Energy on a one-quarter lag (Note 5).
- SemCAMS, which provides natural gas gathering and processing services in Alberta, Canada. SemCAMS owns working interests in, and operates, four natural gas processing plants and a network of over 600 miles of natural gas gathering and transportation pipelines.
- SemGas, which provides natural gas gathering and processing services in the United States. SemGas owns and operates over 900 miles of gathering pipelines in Kansas, Oklahoma, and Texas and three processing plants in Oklahoma and Texas.
- SemLogistics, which provides refined product and crude oil storage services in the United Kingdom. SemLogistics owns a facility in Wales that has a storage capacity of approximately 8.7 million barrels.
- SemMexico, which purchases, produces, stores, and distributes liquid asphalt cement products in Mexico. SemMexico operates twelve manufacturing plants, two emulsion distribution terminals and two portable rail unloading facilities.

We previously had a seventh segment, SemCanada Crude, which aggregated and blended crude oil in Western Canada. Due to adverse market conditions impacting this segment, we sold the property, plant and equipment of SemCanada Crude in late 2010 and began winding down its operations (Note 6).

## 2. CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

*Consolidated subsidiaries*

Our consolidated financial statements include the accounts of our controlled subsidiaries, including Rose Rock. All significant transactions between our consolidated subsidiaries have been eliminated. Outside ownership interests in consolidated subsidiaries are reported as non-controlling interests in the consolidated financial statements.

*Proportionally consolidated assets*

Our SemCAMS segment owns undivided interests in certain natural gas gathering and processing assets, for which we record only our proportionate share of the assets on the consolidated balance sheets. The net book value of the property, plant and equipment recorded by us associated with these undivided interests is approximately $174.1 million at December 31, 2012. We serve as operator of these facilities and incur the costs of operating the facilities (recorded as operating expenses in the consolidated statements of operations) and charge the other owners for their proportionate share of the costs (recorded as other revenue in the consolidated statements of operations).

*Equity method investments*

At the end of September 2010, we sold a portion of our ownership interests in White Cliffs to two unaffiliated parties, which reduced our ownership interest in White Cliffs from approximately 99% to 51%. Upon closing of this sale, the other owners received substantive rights to participate in the management of White Cliffs. Because of this, we deconsolidated White Cliffs at the end of September 2010, and began accounting for it under the equity method. In January 2013, we sold a one-third interest in SemCrude Pipeline, which holds the 51% interest in White Cliffs, to our consolidated subsidiary Rose Rock. We will continue to account for our interest under the equity method. No gain was recorded on the transaction as it was between entities under common control.

On November 1, 2011, we contributed the long-lived assets and certain working capital of our SemStream segment to NGL Energy in return for limited partner interests in NGL Energy, an interest in the general partner of NGL Energy, and cash for working capital. We hold two seats on the board of directors of the general partner of NGL Energy, and we account for our investment in NGL Energy and its general partner under the equity method.

In May 2012, we formed a joint venture, Glass Mountain Pipeline, LLC ("GMP" or "Glass Mountain"), to construct, maintain and operate a 210-mile crude oil pipeline system originating in Alva and Arnett, Oklahoma and terminating at Cushing, Oklahoma. Construction of the pipeline is expected to be completed by the Fall of 2013.

*Discontinued operations*

The consolidated financial statements present discontinued operations for certain disposed subsidiaries, as described in Note 7. As part of the process of reorganizing to emerge from bankruptcy, we disposed of SemFuel, SemMaterials, and SemEuro Supply. During 2012, we completed the disposition of SemStream's residential propane supply business in Arizona.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**USE OF ESTIMATES**—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Our significant estimates include, but are not limited to: (1) allowances for doubtful accounts receivable; (2) estimated useful lives of assets, which impact depreciation; (3) estimated fair values of long-lived assets used in impairment tests; (4) fair values of derivative instruments; and (5) accrual and disclosure of contingent losses. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

**CASH AND CASH EQUIVALENTS**—Cash includes currency on hand and demand and time deposits with banks or other financial institutions. Cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase. Balances at financial institutions may exceed federally insured limits.

**RESTRICTED CASH**—Our Plan of Reorganization specified the total amount of consideration we would provide to all pre-petition creditors in settlement of their claims. At December 31, 2012, we had not yet completed the process of

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,** Continued

disbursing funds tố settle pre-petition claims, as we had not yet completed the process of resolving all of the claims. The restricted cash balance at December 31, 2012 includes $33.7 million of cash that is restricted for this purpose. The December 31, 2012 restricted cash balance also includes $1.0 million of cash that is restricted for other purposes.

**ACCOUNTS RECEIVABLE**—Accounts receivable are reported net of the allowance for doubtful accounts. Our assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of our customers, existing economic conditions, and the amount and age of past due accounts. We enter into netting arrangements with certain counterparties to help mitigate credit risk. Receivables subject to netting are presented as gross receivables (with the related accounts payable also presented gross) until such time as the balances are settled. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

**INVENTORIES**—Inventories primarily consist of natural gas and natural gas liquids, crude oil, and asphalt. Inventories are valued at the lower of cost or market, with cost generally determined using the weighted-average method. The cost of inventory includes applicable transportation costs.

We enter into exchanges with third parties whereby we acquire products that differ in location, grade, or delivery date from products we have available for sale. These exchanges are valued at cost, and although a transportation, location or product differential may be recorded, generally no gain or loss is recognized.

**PROPERTY, PLANT AND EQUIPMENT**—Property, plant and equipment is recorded at cost. We capitalize costs that extend or increase the future economic benefits of property, plant and equipment, and expense maintenance costs that do not. When assets are disposed of, their cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded as a gain or loss on disposal or impairment of long-lived assets in the consolidated statements of operations.

Our SemCAMS segment operates plants which periodically undergo planned major maintenance activities, typically occurring every four to five years. Planned major maintenance projects that do not increase the overall life or capacity of the related assets are recorded in operating expense as incurred, whereas major maintenance activity costs that materially increases the life or capacity of the underlying assets are capitalized. When maintenance expenses are recoverable from the producers who use the plants, they are recorded as revenue, and typically include a 10% overhead fee.

Depreciation is calculated primarily on the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Pipelines and related facilities | 10 – 31 years |
| Storage and terminal facilities | 10 – 25 years |
| Natural gas gathering and processing facilities | 10 – 31 years |
| Office and other property and equipment | 3 – 31 years |

**LINEFILL**—Pipelines and storage facilities generally require a minimum volume of product in the system to enable the system to operate. Such product, known as linefill, is generally not available to be withdrawn from the system. Linefill owned by us in facilities operated by us is recorded at historical cost, is included in property, plant and equipment in the consolidated balance sheets, and is not depreciated. We also own linefill in third party facilities, which is included in inventory or in other noncurrent assets on the consolidated balance sheets.

**IMPAIRMENT OF LONG-LIVED ASSETS**—We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. We test an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, we then estimate the fair value of the asset group and record a reduction to the net book value of the assets and a corresponding impairment loss.

**GOODWILL**—We test goodwill for impairment on an annual basis, or more often if circumstances warrant, by estimating the fair value of the asset group to which the goodwill relates and comparing this fair value to the net book value of the asset group. If fair value is less than net book value, we estimate the implied fair value of goodwill, reduce the book value of the goodwill to the implied fair value, and record a corresponding impairment loss. Our policy is to test goodwill for impairment on October 1 of each year. See Note 6 for discussion of goodwill impairment.

During September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-08, "Testing Goodwill for Impairment". This ASU is designed to simplify how entities test goodwill

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,** Continued

for impairment. Under the new standard, an entity may first assess qualitative factors to determine whether it is more likely than not that the fair value of an asset group is less than the carrying amount, for the purpose of determining whether it is necessary to estimate the fair value of the asset group to which the goodwill relates. We adopted this guidance on January 1, 2012 and tested goodwill for impairment on October 1st in accordance with our policy. However, we did not elect to perform the qualitative assessment for the 2012 impairment testing.

**EQUITY METHOD INVESTMENTS**—We account for an investment under the equity method when we have significant influence over, but not control of, the significant operating decisions of the investee. Under the equity method, we record in the consolidated statements of operations our share of the earnings or losses of the investee, with a corresponding adjustment to the investment balance on our consolidated balance sheet. When we receive a distribution from an equity method investee, we record a corresponding reduction to the investment balance.

For equity method investments for which we do not expect earnings information to be consistently available to record earnings in the quarter in which they are generated, our policy is to record equity earnings on a one-quarter lag. This does not have a material impact on our financial statements.

**DEBT ISSUANCE COSTS**—Costs incurred in connection with the issuance of long-term debt are reported as other noncurrent assets and are amortized to interest expense using the straight-line method over the term of the related debt. Use of the straight-line method of amortization does not differ materially from the "effective interest" method.

**COMMODITY DERIVATIVE INSTRUMENTS**—We generally record the fair value of commodity derivative instruments on the consolidated balance sheets and the change in fair value as an increase or decrease to product revenue.

As shown in Note 13, the fair value of commodity derivatives at December 31, 2012 and 2011 are recorded to other current assets or other current liabilities on the consolidated balance sheets. Related margin deposits are recorded to other current assets or other current liabilities on the consolidated balance sheets. Margin deposits are not generally netted against derivative assets or liabilities.

The fair value of a derivative contract is determined based on the nature of the transaction and the market in which the transaction was executed. Quoted market prices, when available, are used to value derivative transactions. In situations where quoted market prices are not readily available, we estimate the fair value using other valuation techniques that reflect the best information available under the circumstances. Fair value measurements of derivative assets include consideration of counterparty credit risk. Fair value measurements of derivative liabilities include consideration of our creditworthiness.

We have elected "normal purchase" and "normal sale" treatment for certain commitments to purchase or sell petroleum products at future dates. This election is only available when a transaction that would ordinarily meet the definition of a derivative but instead is expected to result in physical delivery of product over a reasonable period in the normal course of business and is not expected to be net settled. Agreements accounted for under this election are not recorded at fair value; instead, the transaction is recorded when the product is delivered.

**PAYABLES TO PRE-PETITION CREDITORS**—Our Plan of Reorganization specified the total amount of consideration we would provide to all pre-petition creditors in settlement of their claims. At December 31, 2012, we had not yet completed the process of disbursing funds to settle pre-petition claims, as we had not yet completed the process of resolving all of the claims. We recorded a liability of $32.9 million at December 31, 2012 associated with these obligations and a liability $0.6 million which is associated with discontinued operations and is reported within other current liabilities. Restricted cash of $33.7 million is held in accounts restricted for this purpose.

**CONTINGENT LOSSES**—We record a liability for a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We record attorneys' fees incurred in connection with a contingent loss at the time the fees are incurred. We do not record liabilities for attorneys' fees that are expected to be incurred in the future.

**ASSET RETIREMENT OBLIGATIONS**—Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. We record liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,** Continued

**DISCONTINUED OPERATIONS**—We classify a component of our business as a discontinued operation when we commit to a plan to sell the component and believe it is probable that a sale will be completed within one year. A component that is disposed of in a manner other than by sale is classified as discontinued when the component is actually disposed. Investments accounted for under the equity method, or the cost method, do not qualify for treatment as discontinued operations. A component that is disposed of may not qualify for treatment as a discontinued operation if we have significant continuing involvement in the operations of the component after the disposal.

Once a component meets the requirements to be classified as a discontinued operation, previous financial statements are retrospectively adjusted to reflect the component as a discontinued operation for all periods presented. Income and losses of discontinued operations (excluding corporate general and administrative expense allocations) are combined into one line on the consolidated statements of operations. The cash flows from discontinued operations are not separately identified in the consolidated statements of cash flows.

**REVENUE RECOGNITION**—Sales of product, as well as gathering and marketing revenues, are recognized at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser. Terminal and storage revenues are recognized at the time the service is performed. Revenue for the transportation of product is recognized upon delivery of the product to its destination. Certain revenue transactions are reported on a net basis, including derivative instruments considered held for trading purposes and certain buy/sell transactions (see "Purchases and Sales of Inventory with the Same Counterparty"). Other revenue primarily represents operating cost recovery from working interest owners in certain processing plants and is recorded when earned in accordance with the terms of related agreements. Taxes collected from customers and remitted to governmental authorities are recorded on a net basis (excluded from revenue).

**COSTS OF PRODUCTS SOLD**—Costs of products sold consists of the cost to purchase the product, the cost to transport the product to the point of sale, and the cost to store the product until it is sold.

**PURCHASES AND SALES OF INVENTORY WITH THE SAME COUNTERPARTY**—We routinely enter into transactions to purchase inventory from, and sell inventory to, the same counterparty. Such transactions that are entered into in contemplation of one another are recorded on a net basis.

**CURRENCY TRANSLATION**—The consolidated financial statements are presented in U.S. dollars. Our segments operate in four countries, and each segment has identified a "functional currency," which is the primary currency in the environment in which the segment operates. The functional currencies include the U.S. dollar, the Canadian dollar, the British pound sterling, and the Mexican peso.

At the end of each reporting period, the assets and liabilities of each segment are translated from its functional currency to U.S. dollars using the exchange rate at the end of the month. The monthly results of operations of each segment are generally translated from its functional currency to U.S. dollars using the average exchange rate during the month. Changes in exchange rates result in currency translation gains and losses, which are recorded within other comprehensive income (loss).

Certain segments also enter into transactions in currencies other than their functional currencies. At the end of each reporting period, each segment re-measures the related receivables, payables, and cash to its functional currency using the exchange rate at the end of the period. Changes in exchange rates between the time the transactions were entered into and the end of the reporting period result in currency transaction gains or losses, which are recorded in the consolidated statements of operations.

**INCOME TAXES**—Deferred income taxes are accounted for under the liability method, which takes into account the differences between the basis of the assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. We record valuation allowances on deferred tax assets when, in the opinion of management, it is more likely than not that the asset will not be recovered.

We monitor uncertain tax positions and we recognize tax benefits only when management believes the relevant tax positions would more likely than not be sustained upon examination. We record any interest and any penalties related to income taxes within income tax expense in the consolidated statements of operations.

**RECLASSIFICATIONS**—Certain reclassifications have been made to conform prior year balances to the current year presentation.

**PENSION BENEFITS**—Pension cost and obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases, and employee turnover rates. We

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liability as necessary. Actuarial gains or losses are amortized on a straight-line basis over the expected remaining service life of employees in the pension plan.

**EQUITY-BASED COMPENSATION**—We grant certain of our employees equity-based compensation awards which vest contingent on continued service of the recipient and, in some cases, on their achievement of specific performance targets. We record compensation expense for these outstanding awards over applicable service or performance periods based on their grant date fair value with a corresponding increase to additional paid-in capital. The expense to be recorded over the life of the awards is discounted for expected forfeitures during the vesting period.

**COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)**—Comprehensive income (loss) is defined as a change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Our comprehensive income (loss) consists of currency translation adjustments, changes in the funded status of pension benefit plans and changes in the fair value of interest rate swaps.

During June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income". This ASU is designed to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This standard is complied with in these consolidated financial statements. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," which deferred certain presentation requirements in ASU 2011-05 for items reclassified out of accumulated other comprehensive income. We adopted this guidance on January 1, 2012. The impact of adoption was not material.

On February 5, 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". This ASU adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). The ASU is intended to help entities improve the transparency of changes in other comprehensive income ("OCI") and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. We will adopt this guidance in the first quarter of 2013. We do not expect the impact of adoption to be material.

## 4. ROSE ROCK MIDSTREAM, L.P.

On December 14, 2011, our subsidiary Rose Rock Midstream, L.P. completed an initial public offering ("IPO") in which it sold 7.0 million common units representing limited partner interests. We received proceeds of $127.1 million from this offering, net of underwriter discounts and other fees associated with the offering. We used these proceeds to make principal payments on long-term debt.

At December 31, 2012, we owned the 2% general partner interest and 58% of the limited partner interests that include 1,389,709 common units and 8,389,709 subordinated units of Rose Rock. We also own certain incentive distribution rights, which are described below. We control the operations of Rose Rock through our ownership of the general partner interest, and we continue to consolidate Rose Rock. The outside ownership interests in Rose Rock are reflected in "non-controlling interests in consolidated subsidiaries" on our consolidated balance sheet at December 31, 2012. The portion of the net income of Rose Rock subsequent to the initial public offering that is attributable to outside owners is reflected within "net income attributable to non-controlling interests" in our consolidated statement of operations for the year ended December 31, 2012.

Rose Rock intends to pay a minimum quarterly distribution of $0.3625 per unit to the extent it has sufficient available cash, as defined in Rose Rock's partnership agreement. Rose Rock's partnership agreement requires Rose Rock to distribute all of its available cash each quarter in the following manner:

**4. ROSE ROCK MIDSTREAM, L.P.,** Continued

| | Total Quarterly Distributions Per Unit Target Amount | | | | Marginal Percentage Interest in Distributions | | |
|---|---|---|---|---|---|---|---|
| | | | | | Unitholders | General Partner | Incentive Distribution Rights |
| Minimum Quarterly Distributions | | | | $ 0.362500 | 98.0% | 2.0% | — |
| First Target Distribution | above | $0.362500 | up to | $ 0.416875 | 98.0% | 2.0% | — |
| Second Target Distribution | above | $0.416875 | up to | $ 0.453125 | 85.0% | 2.0% | 13.0% |
| Third Target Distribution | above | $0.453125 | up to | $ 0.543750 | 75.0% | 2.0% | 23.0% |
| Thereafter | | | above | $ 0.543750 | 50.0% | 2.0% | 48.0% |

The following table shows the distributions paid (in thousands, except for per unit amounts):

| | | | | Distributions Paid | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | SemGroup | | | | | |
| Quarter Ended | Record Date | Payment Date | Distribution Per Unit | General Partner | Incentive Distri-butions | Common Units | Subord-inated Units | Noncontrolling Interest Common Units | Total Distributions |
| December 31, 2011 | * February 3, 2012 | February 13, 2012 | $ 0.0670 * | $ 23 | $ — | $ 93 | $ 561 | $ 470 | $ 1,147 |
| March 31, 2012 | May 7, 2012 | May 15, 2012 | $ 0.3725 | $ 128 | $ — | $ 517 | $ 3,125 | $ 2,607 | $ 6,377 |
| June 30, 2012 | August 6, 2012 | August 14, 2012 | $ 0.3825 | $ 131 | $ — | $ 532 | $ 3,209 | $ 2,678 | $ 6,550 |
| September 30, 2012 | November 5, 2012 | November 14, 2012 | $ 0.3925 | $ 134 | $ — | $ 545 | $ 3,294 | $ 2,748 | $ 6,721 |
| December 31, 2012 | February 4, 2013 | February 14, 2013 | $ 0.4025 | $ 167 | $ — | $ 1,164 | $ 3,377 | $ 3,623 | $ 8,331 |

*Minimum quarterly distribution for quarter ended December 31, 2011 was prorated for the period beginning immediately after the closing of Rose Rock's IPO, December 14, 2011 through December 31, 2011.

Certain summarized balance sheet information of Rose Rock is shown below (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Cash | $ 108 | $ 9,709 |
| Other current assets | 250,509 | 156,873 |
| Property, plant and equipment | 291,530 | 276,246 |
| Other noncurrent assets | 2,579 | 2,666 |
| Total assets | $ 544,726 | $ 445,494 |
| Current liabilities | $ 231,843 | $ 140,553 |
| Long-term debt | 4,562 | 87 |
| Partners' capital attributable to SemGroup | 179,187 | 177,323 |
| Partners' capital attributable to noncontrolling interests | 129,134 | 127,531 |
| Total liabilities and partners' capital | $ 544,726 | $ 445,494 |

## 4. ROSE ROCK MIDSTREAM, L.P., Continued

Certain summarized income statement information of Rose Rock for the years ended December 31, 2012, 2011, and 2010 is shown below (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Revenue | $ 620,417 | $ 431,321 | $ 208,081 |
| Costs of products sold | $ 546,966 | $ 366,265 | $ 146,614 |
| Operating, general and administrative expenses | $ 35,385 | $ 28,816 | $ 28,058 |
| Depreciation and amortization expense | $ 12,131 | $ 11,379 | $ 10,435 |
| Net income | $ 23,954 | $ 23,235 | $ 23,477 |

The results of Rose Rock included in the table above for the year ended December 31, 2011 include the activity of its predecessor prior to November 29, 2011. The predecessor included SemCrude, L.P., a wholly-owned subsidiary of SemGroup Corporation (exclusive of SemCrude's ownership interests in SemCrude Pipeline, L.L.C., which holds a 51% ownership interest in White Cliffs, and Eaglwing, L.P. ("Eaglwing"), which is also a wholly-owned subsidiary of SemGroup Corporation).

On January 11, 2013, we contributed a one-third interest in SemCrude Pipeline, L.L.C. to Rose Rock in exchange for (i) cash of approximately $189.5 million, (ii) the issuance of 1.5 million common units, (iii) the issuance of 1.25 million Class A units and (iv) an increase of the capital account of the general partner of Rose Rock and a related issuance of general partner interest, to allow the general partner of Rose Rock to maintain its two percent general partner interest. The Class A units are not entitled to receive any distribution of available cash (other than upon liquidation) prior to the first day of the month immediately following the first month for which the average daily throughput volumes on the White Cliffs Pipeline for such month are 125,000 barrels per day or greater. Upon such date, the Class A units will automatically convert into common units. SemCrude Pipeline, L.L.C. owns a 51% membership interest in White Cliffs, giving Rose Rock an indirect 17% interest in White Cliffs.

As this transaction was between parties under common control, Rose Rock recorded its interest in SemCrude Pipeline, L.L.C. at SemGroup's historical value and as such no gain on the sale was recognized by SemGroup. Proceeds in excess of the historical value were accounted for as a dividend from Rose Rock to SemGroup.

In connection with this transaction, Rose Rock issued and sold 2.0 million common units to third-party purchasers in a private placement for aggregate consideration of approximately $59.3 million. In addition, Rose Rock exercised the accordion feature of its revolving credit facility and increased the total borrowing capacity under the credit facility from $150 million to $385 million and made a borrowing of $133.5 million under the credit facility. The proceeds from the private placement and the borrowing were used by Rose Rock to fund the cash consideration in the transaction with us and to pay certain related transaction costs and expenses. Subsequent to the transaction, SemGroup owns 58.2% of Rose Rock's limited partner interest and its 2% general partner interest.

SemGroup incurred approximately $0.9 million of expense associated with the transaction. Rose Rock incurred approximately $3.2 million of expense, of which approximately $1.2 million of equity issuance costs were offset against proceeds, $1.5 million were related to the borrowing and were deferred, and $0.5 million were expensed.

## 5. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES

*White Cliffs*

Until the end of September 2010, we owned 99.17% of White Cliffs, and the remaining interests were held by two unaffiliated parties. During 2010, both of these parties exercised their rights under an agreement to purchase additional ownership interests in White Cliffs. Subsequent to the closing of these transactions, we own 51% of White Cliffs. After purchasing these ownership interests, the other owners have substantive rights to participate in the management of White Cliffs; because of this, we deconsolidated White Cliffs at the end of September 2010, and began accounting for it under the equity method.

In August 2012, the owners of White Cliffs approved an expansion project to construct a 12" pipeline from Platteville, Colorado to Cushing, Oklahoma. The project is expected to cost approximately $300 million which will be funded by

**5. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES,** Continued

capital calls to owners. Our funding requirement will be 51% of the total cost. We contributed approximately $2.3 million for project funding in the fourth quarter of 2012 and estimate our expected contributions to be $119.3 million and $29.5 million for 2013 and 2014, respectively.

At the time White Cliffs was deconsolidated, we recorded a loss of $6.8 million on the disposed ownership interest. In September 2012, we reached a settlement in a dispute concerning the selling price of that ownership interest and reduced the loss by $3.5 million. This $3.5 million gain is reported in gain on disposal or impairment of long-lived assets, net in the consolidated statements of operations and comprehensive income (loss).

Certain summarized balance sheet information of White Cliffs is shown below (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Current assets | $ 21,508 | $ 11,653 |
| Property, plant and equipment, net | 210,710 | 222,473 |
| Goodwill | 17,000 | 17,000 |
| Other intangible assets, net | 26,369 | 33,073 |
| Total assets | $ 275,587 | $ 284,199 |
| Current liabilities | $ 3,412 | $ 3,259 |
| Members' equity | 272,175 | 280,940 |
| Total liabilities and members' equity | $ 275,587 | $ 284,199 |

Under the equity method, we do not report the individual assets and liabilities of White Cliffs on our consolidated balance sheets. Instead, our ownership interest is reflected in one line as a noncurrent asset on our consolidated balance sheets.

Certain summarized income statement information of White Cliffs for the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010 is shown below (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | (unaudited) Three Months Ended December 31, 2010 |
|---|---|---|---|
| Revenue | $ 108,125 | $ 66,097 | $ 13,619 |
| Operating, general and administrative expenses | $ 14,821 | $ 12,746 | $ 3,294 |
| Depreciation and amortization expense | $ 19,963 | $ 20,842 | $ 5,680 |
| Net income | $ 73,341 | $ 32,509 | $ 4,645 |
| Distributions paid to SemGroup | $ 44,514 | $ 27,459 | $ 5,768 |

The equity in earnings of White Cliffs for the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010 reported in our consolidated statement of operations is less than 51% of the net income of White Cliffs for the same period. This is due to certain general and administrative expenses we incur in managing the operations of White Cliffs that the other owners are not obligated to share. Such expenses are recorded by White Cliffs, and are allocated to our ownership interests. White Cliffs recorded $2.0 million, $3.2 million and $0.9 million of such general and administrative expense during the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010, respectively.

Our ownership interest in White Cliffs is significant as defined by Securities and Exchange Commission's Regulation S-X Rule 1-02(w). Accordingly, as required by Regulation S-X Rule 3-09, we have included the audited financial statements of White Cliffs as of and for the years ended December 31, 2012 and 2011 and for the three months ended December 31, 2010 as an exhibit to this Form 10-K.

*NGL Energy*

On November 1, 2011, we acquired 8,932,031 common units representing limited partner interests in NGL Energy and a 7.5% interest in the general partner of NGL Energy. As part of this transaction, we agreed to waive our distribution rights on certain of the common units for a specified period of time. We recorded our investment in NGL Energy at the

**5. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES,** Continued

acquisition date fair value, estimated to be $184.0 million. We derived our estimate of the fair value of our limited partner interests in NGL Energy using the closing price of limited partner units on October 31, 2011, adjusted to reflect the waiver of certain distribution rights. The waiver on these distribution rights expired in September 2012.

Our limited and general partner ownership interest was diluted in connection with an NGL Energy acquisition completed June 19, 2012. In conjunction with the June 2012 transaction, we received 201,378 additional common units bringing our total ownership to 9,133,409 common units representing limited partner interests (which represented approximately 18% of the total 50,769,785 limited partner units of NGL Energy outstanding at September 30, 2012) and a 6.42% interest in the general partner of NGL.

At December 31, 2012, the fair value of our 9,133,409 common units in NGL Energy was $213 million, based on a December 31, 2012 closing price of $23.32 per common unit. This does not reflect our 6.42% interest in the general partner of NGL Energy.

The fair value of our limited partner investment in NGL Energy is categorized as a Level 1 measurement as it is based on quoted market prices.

The excess of the recorded amount of our investment over the book value of our share of the underlying net assets primarily represents equity method goodwill.

Certain unaudited summarized balance sheet information of NGL Energy is shown below (in thousands):

| | (unaudited) September 30, 2012 |
|---|---|
| Current assets | $ 736,297 |
| Property plant and equipment, net | 425,641 |
| Goodwill | 515,881 |
| Intangible and other assets, net | 351,600 |
| Total assets | $ 2,029,419 |
| Current liabilities | $ 653,101 |
| Long-term debt | 569,903 |
| Other noncurrent liabilities | 2,599 |
| Partners' equity | 803,816 |
| Total liabilities and partners' equity | $ 2,029,419 |

Our policy is to record our equity in earnings of NGL Energy on a one-quarter lag, as we do not expect information on the earnings of NGL Energy to always be available in time to consistently record the earnings in the quarter in which they are generated. Accordingly, we have recorded losses representing our equity in earnings of NGL Energy of $0.4 million in our consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2012, which relate to the earnings of NGL Energy for the twelve months ended September 30, 2012, prorated for the period of time we held our ownership interest in NGL Energy.

Certain unaudited summarized income statement information of NGL Energy for the twelve months ended September, 2012 is shown below (in thousands):

| | (unaudited) Twelve Months Ended September 30, 2012 |
|---|---|
| Revenue | $ 2,371,524 |
| Costs of products sold | $ 2,182,263 |
| Operating, general and administrative expenses | $ 125,889 |
| Depreciation and amortization expense | $ 34,621 |
| Net income | $ 5,405 |

## 5. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES, Continued

In 2012, SemGroup received cash distributions from NGL Energy of $9.2 million. These distributions were based on NGL Energy's results for the twelve months ended September 30, 2012.

Our ownership interest in NGL Energy is significant as defined by Securities and Exchange Commission's Regulation S-X Rule 1-02(w). Accordingly, as required by Regulation S-X Rule 3-09, we will amend this Form 10-K to include the audited financial statements of NGL Energy as of March 31, 2013 and 2012 and for each of the three years in the period ended March 31, 2013 as an exhibit, when available.

*Glass Mountain Pipeline LLC*

In April 2012, we formed a joint venture, Glass Mountain, to construct, maintain and operate a 210-mile crude oil pipeline system originating in Alva and Arnett, Oklahoma and terminating at Cushing, Oklahoma. Construction of the pipeline is expected to be completed by the end of 2013. Once the pipeline is in service, it will be operated by a subsidiary of Rose Rock. Our original ownership interest in GMP was 25%. In September 2012, we acquired an additional 25% ownership interest in GMP, bringing our total ownership percentage in GMP at December 31, 2012 to 50%. As of December 31, 2012, we have invested $74.4 million in GMP, including our capital contributions, amounts paid to acquire the additional ownership percentage, and capitalized interest. We also assumed the responsibility for future capital contributions related to the additional 25% ownership interest. As of December 31, 2012, we expect to make additional contributions of approximately $51.6 million in 2013. We account for our investment in GMP using the equity method.

Under the equity method, we do not report the individual assets and liabilities of GMP on our consolidated balance sheets. Instead, our ownership interest is reflected in one line as a noncurrent asset on our consolidated balance sheets.

Our ownership interest in GMP is not significant as defined by Securities and Exchange Commission's Regulation S-X Rule 1-02(w). Accordingly, no audited financial statements of GMP as of and for the year ended December 31, 2012 have been included as an exhibit to this Form 10-K.

## 6. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS

*Year Ended December 31, 2012*

Gains (losses) recorded during the year ended December 31, 2012 related to the disposal or impairment of long-lived assets included the following (in thousands):

| Event | Segment | Pre-Tax Gain | |
|---|---|---|---|
| White Cliffs settlement (a) | Crude | $ | 3,500 |
| Sale of SemStream residential division assets and liabilities (b) | SemStream | | 3,090 |

(a) We sold a portion of our ownership interest in White Cliffs during September 2010. At the time, we recorded a loss of $6.8 million on disposal of that asset. In September 2012, we reached a settlement in a dispute concerning the selling price of that ownership interest and reduced the loss by $3.5 million. This $3.5 million gain is reported in gain on disposal or impairment of long-lived assets, net in the consolidated statements of operations and comprehensive income (loss).

(b) On September 12, 2012, we entered into a definitive agreement to sell the assets and liabilities of SemStream's Arizona residential business which was subject to regulatory approval by the Arizona Corporation Commission (the "ACC"). In early December 2012, the ACC granted SemStream regulatory approval to proceed with the sale. The sale closed on December 31, 2012 and resulted in a gain of $3.1 million on a cash sales price of $12.3 million The $3.1 million gain is reported in income from discontinued operations, net of income taxes, in the the consolidated statement of operations and comprehensive income (loss). Property, plant, and equipment with a carrying value of $9.4 million represented the majority of assets included in the sale.

*Year Ended December 31, 2011*

Gains (losses) recorded during the year ended December 31, 2011 related to the disposal or impairment of long-lived assets included the following (in thousands):

## 6. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS, Continued

| Event | Segment | Pre-Tax Gain (Loss) |
|---|---|---|
| Contribution of SemStream assets to NGL Energy (a) | SemStream | $ 44,266 |
| SemStream residential division impairment (b) | SemStream | (8,684) |
| SemLogistics goodwill impairment (c) | SemLogistics | (44,663) |

(a) On November 1, 2011, we contributed certain assets and liabilities of our SemStream segment to NGL Energy. On that date these assets and liabilities had the net book values (in thousands) below. However, these values were subject to post closing adjustments, which have since been completed, and resulted in a $2.1 million working capital adjustment.

| | |
|---|---|
| Inventory | $ 107,858 |
| Other current assets | 11,263 |
| Property plant and equipment | 47,756 |
| Goodwill | 50,071 |
| Other intangible assets | 12,408 |
| Other noncurrent assets | 2,818 |
| Other current liabilities | (2,947) |
| Other noncurrent liabilities | (172) |
| Net assets contributed | $ 229,055 |

In return for this contribution, we received $93.0 million of cash and ownership interests in NGL Energy and its general partner with an estimated fair value of $184.0 million. We recorded a gain of $44.3 million on this transaction, which includes the impact of a $2.1 million working capital adjustment and the write-off of $1.6 million of software. Additionally, $2.2 million of capitalized loan fees were written-off as a result of long-term debt payments made from the proceeds of this transaction.

(b) We test all of our goodwill for impairment as of October 1 of each year. Upon completing this impairment test for 2012, we concluded that the goodwill and other intangible assets attributable to the Arizona residential business of our SemStream segment (which was not contributed to NGL Energy) were impaired. To calculate the impairment loss, we estimated the fair value of this reporting unit using the present value of estimated future cash flows, discounted at a rate of 9.4%, and recorded a full impairment of the $3.6 million balance of goodwill and the $5.0 million balance of other intangible assets associated with customer relationships. No impairment was recorded related to the regulated assets of the Arizona residential business in accordance with FASB Accounting Standards Codification ("ASC") Topic 980 – Regulated Operations.

(c) High crude oil prices and backwardated market conditions in 2011 had a negative effect on SemLogistic's storage economics. As a result, the demand for storage is depressed and SemLogistics has had difficulty securing contract renewals. SemLogistics successfully passed the initial 2011 goodwill impairment test. However, a review of the sensitivity of the test results indicated that a ten percent reduction in the estimated revenue in 2012 and 2013 would result in a test failure. In addition, we received notice in late January 2012 from two customers that their intentions were not to renew their storage contracts upon expiration. These notifications, coupled with the sensitivity of the test results to loss of revenue, led us to conclude that impairment of the goodwill of SemLogistics was required. Accordingly, we impaired the full amount of goodwill which was $44.7 million at October 1, 2011.

*Year Ended December 31, 2010*

Losses recorded during the year ended December 31, 2010 related to the disposal or impairment of long-lived assets included the following (in thousands):

## 6. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS, Continued

| Event | Segment | Pre-Tax Loss |
|---|---|---|
| SemCanada Crude impairment (a) | Corporate and other | $ (91,756) |
| Deconsolidation of White Cliffs (b) | Crude | (6,828) |
| SemMexico goodwill impairment (c) | SemMexico | (8,863) |

(a) During the year ended December 31, 2010, we revised downward our projections of the future earnings potential of the SemCanada Crude segment, following a significant loss of customers, coupled with a significant decline in profitability and an assessment by a national consultancy firm that certain market conditions that are adversely impacting this segment were likely to continue. In response to these events, we tested SemCanada Crude's goodwill and other intangible assets for impairment as of May 31, 2010.

During December 2010, we completed the sale of the property, plant and equipment of the SemCanada Crude segment. The proceeds from the sale were not significantly different than the net book value of the assets sold. Certain marketing operations in the Northern United States that were previously conducted with the participation of the SemCanada Crude segment are now being conducted in their entirety by the Crude segment, and the remaining operations of the SemCanada Crude segment were wound down.

(b) As described in Note 5, we sold a portion of our ownership interests in White Cliffs during September 2010. We received $140.8 million of proceeds from these transactions, which were used to make principal payments on long-term debt. The net assets of White Cliffs prior to the deconsolidation were as follows (in thousands):

| | |
|---|---|
| Accounts receivable | $ 4,625 |
| Other current assets | 143 |
| Property, plant and equipment, net | 237,506 |
| Goodwill | 17,000 |
| Other intangible assets | 43,267 |
| Accounts payable and accrued liabilities | (3,736) |
| Payables to affiliates | (659) |
| Net assets | $ 298,146 |

(c) We test goodwill for impairment as of October 1 of each year. Upon completing this impairment test for 2010, we concluded that the goodwill attributable to our SemMexico segment was impaired, due primarily to a decline in demand for asphalt resulting from a slowdown in road construction. To calculate the impairment loss, we estimated the fair value of the SemMexico segment using the present value of estimated future cash flows, discounted at a rate of 13.84%.

## 7. DISCONTINUED OPERATIONS

SemFuel, SemMaterials, and SemEuro Supply are classified as discontinued operations in the consolidated statements of operations. During 2008, we decided to sell the assets of SemMaterials and to cease the operations of SemEuro Supply, due to their losses from operations and high working capital requirements. During 2009, we decided to sell the assets of SemFuel, due to its high working capital requirements. By December 31, 2009, the majority of the assets of SemMaterials and SemFuel had been sold.

As described in Note 6, on November 1, 2011, we contributed the primary operating assets of our SemStream segment to NGL Energy; however, at that time we did not contribute any of the assets or liabilities of SemStream's Arizona residential business to NGL Energy. On September 12, 2012, we entered into a definitive agreement to sell the assets and liabilities of SemStream's Arizona residential business, subject to regulatory approval by the ACC and classified the operations of SemStream's Arizona residential business as discontinued. In early December 2012, the ACC granted SemStream regulatory approval to proceed with the sale. The sale closed on December 31, 2012 and resulted in a gain of $3.1 million (Note 6).

Certain summarized information on the results of discontinued operations is shown below (in thousands):

## 7. DISCONTINUED OPERATIONS, Continued

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| External revenue | $ 13,518 | $ 14,264 | $ 11,921 |
| Gain (loss) on disposal of long-lived assets, net | $ 3,090 | $ (9,196) | $ 1 |
| Income (loss) from discontinued operations before income taxes | $ 2,935 | $ (9,652) | $ 2,162 |
| Income tax expense (benefit) | (4) | (104) | 331 |
| Income (loss) from discontinued operations, net of income taxes | $ 2,939 | $ (9,548) | $ 1,831 |

## 8. SEGMENTS

As described in Note 1, our businesses are organized based on the nature and location of the services they provide. Certain summarized information related to our reportable segments is shown in the tables below. None of the operating segments have been aggregated, other than White Cliffs, which has been included within the Crude segment, and our investment in NGL Energy, which has been included within the SemStream segment. Although "Corporate and Other" does not represent an operating segment, it is included in the tables below to reconcile segment information to that of the consolidated Company. We sold the property, plant and equipment of SemCanada Crude during fourth quarter 2010 and began winding down its operations. SemCanada Crude ceased to be an operating segment during fourth quarter 2010, and is therefore included within "Corporate and Other" in the tables below. Eliminations of transactions between segments are also included within "Corporate and Other" in the tables below.

The accounting policies of each segment are the same as the accounting policies of the consolidated Company. Transactions between segments are generally recorded based on prices negotiated between the segments. Certain general and administrative and interest expenses incurred at the corporate level were allocated to the segments, based on our allocation policies in effect at the time.

## 8. SEGMENTS, Continued

| | Year Ended December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude | SemStream | SemCAMS | SemGas | SemLogistics | SemMexico | Corporate and Other | Consolidated |
| | (in thousands) | | | | | | | |
| Revenues: | | | | | | | | |
| External | $ 620,797 | $ 7 | $ 223,219 | $ 117,264 | $ 12,341 | $ 263,870 | $ (1) | $ 1,237,497 |
| Intersegment | — | — | — | 10,606 | — | — | (10,606) | — |
| Total revenues | 620,797 | 7 | 223,219 | 127,870 | 12,341 | 263,870 | (10,607) | 1,237,497 |
| Expenses: | | | | | | | | |
| Costs of products sold, exclusive of depreciation and amortization shown below | 546,966 | 33 | 768 | 100,677 | 196 | 236,851 | (10,606) | 874,885 |
| Operating | 24,143 | (37) | 174,284 | 12,712 | 5,921 | 7,677 | — | 224,700 |
| General and administrative | 13,321 | 930 | 14,020 | 6,195 | 5,652 | 9,433 | 22,367 | 71,918 |
| Depreciation and amortization | 12,131 | — | 10,589 | 7,043 | 9,780 | 6,171 | 2,496 | 48,210 |
| (Gain) loss on disposal or impairment of long-lived assets, net | (3,501) | 214 | — | 46 | — | (290) | — | (3,531) |
| Total expenses | 593,060 | 1,140 | 199,661 | 126,673 | 21,549 | 259,842 | 14,257 | 1,216,182 |
| Earnings from equity method investments | 36,439 | (403) | — | — | — | — | — | 36,036 |
| Operating income (loss) | 64,176 | (1,536) | 23,558 | 1,197 | (9,208) | 4,028 | (24,864) | 57,351 |
| Other expenses (income), net | | | | | | | | |
| Interest expense (income) | (409) | (3,449) | 18,727 | 1,461 | 2,486 | 314 | (10,228) | 8,902 |
| Other expense (income), net | 31 | (21) | 14 | — | (420) | (38) | 22,003 | 21,569 |
| Total other expenses (income) | (378) | (3,470) | 18,741 | 1,461 | 2,066 | 276 | 11,775 | 30,471 |
| Income (loss) from continuing operations before income taxes | $ 64,554 | $ 1,934 | $ 4,817 | $ (264) | $ (11,274) | $ 3,752 | $ (36,639) | $ 26,880 |
| Additions to long-lived assets | $ 41,364 | $ — | $ 13,340 | $ 47,140 | $ 1,188 | $ 3,396 | $ 14,827 | $ 121,255 |
| Total assets at December 31, 2012 (excluding intersegment receivables) | $ 771,140 | $ 175,028 | $ 302,143 | $ 133,864 | $ 174,218 | $ 94,594 | $ 97,192 | $ 1,748,179 |
| Equity investments at December 31, 2012 | $ 213,404 | $ 174,398 | $ — | $ — | $ — | $ — | $ — | $ 387,802 |

## 8. SEGMENTS, Continued

| | Year Ended December 31, 2011 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude | SemStream | SemCAMS | SemGas | SemLogistics | SemMexico | Corporate and Other | Consolidated |
| | (in thousands) | | | | | | | |
| Revenues: | | | | | | | | |
| External | $ 431,321 | $ 561,596 | $ 163,367 | $ 66,660 | $ 23,314 | $ 218,187 | $ 801 | $ 1,465,246 |
| Intersegment | — | 46,738 | — | 38,588 | — | — | (85,326) | — |
| Total revenues | 431,321 | 608,334 | 163,367 | 105,248 | 23,314 | 218,187 | (84,525) | 1,465,246 |
| Expenses: | | | | | | | | |
| Costs of products sold, exclusive of depreciation and amortization shown below | 366,265 | 595,434 | 218 | 75,066 | 152 | 192,068 | (84,764) | 1,144,439 |
| Operating | 17,470 | 6,448 | 110,814 | 9,027 | 6,206 | 5,006 | 70 | 155,041 |
| General and administrative | 9,757 | 7,336 | 16,816 | 6,521 | 6,712 | 11,560 | 16,745 | 75,447 |
| Depreciation and amortization | 11,379 | 3,501 | 10,233 | 5,986 | 9,271 | 6,502 | 2,951 | 49,823 |
| (Gain) loss on disposal or impairment of long-lived assets, net | 64 | (45,821) | (8) | 4 | 44,663 | (200) | 1,599 | 301 |
| Total expenses | 404,935 | 566,898 | 138,073 | 96,604 | 67,004 | 214,936 | (63,399) | 1,425,051 |
| Earnings from equity method investments | 15,004 | — | — | — | — | — | — | 15,004 |
| Operating income (loss) | 41,390 | 41,436 | 25,294 | 8,644 | (43,690) | 3,251 | (21,126) | 55,199 |
| Other expenses (income), net | | | | | | | | |
| Interest expense | 3,749 | 17,152 | 24,685 | 2,346 | 1,005 | 365 | 10,836 | 60,138 |
| Other expense (income), net | (1,600) | (2,112) | (2,811) | (10) | 46 | (173) | (8,329) | (14,989) |
| Total other expenses | 2,149 | 15,040 | 21,874 | 2,336 | 1,051 | 192 | 2,507 | 45,149 |
| Income (loss) from continuing operations before income taxes | $ 39,241 | $ 26,396 | $ 3,420 | $ 6,308 | $ (44,741) | $ 3,059 | $ (23,633) | $ 10,050 |
| Additions to long-lived assets | $ 32,397 | $ 2,197 | $ 4,874 | $ 14,952 | $ 5,313 | $ 4,667 | $ 2,080 | $ 66,480 |
| Total assets at December 31, 2011 (excluding intersegment receivables) | $ 586,882 | $ 205,394 | $ 258,306 | $ 94,960 | $ 183,179 | $ 89,239 | $ 73,221 | $ 1,491,181 |
| Equity investments at December 31, 2011 | $ 143,259 | $ 183,984 | $ — | $ — | $ — | $ — | $ — | $ 327,243 |

## 8. SEGMENTS, Continued

| | Year Ended December 31, 2010 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Crude | SemStream | SemCAMS | SemGas | SemLogistics | SemMexico | Corporate and Other | Consolidated |
| | (in thousands) | | | | | | | |
| Revenues: | | | | | | | | |
| External | $ 222,927 | $ 652,751 | $ 144,754 | $ 48,402 | $ 38,371 | $ 149,557 | $ 361,650 | $ 1,618,412 |
| Intersegment | 22,927 | 53,623 | — | 27,388 | — | — | (103,938) | — |
| Total revenues | 245,854 | 706,374 | 144,754 | 75,790 | 38,371 | 149,557 | 257,712 | 1,618,412 |
| Expenses: | | | | | | | | |
| Costs of products sold, exclusive of depreciation and amortization shown below | 149,383 | 683,733 | 67 | 50,800 | — | 129,449 | 245,263 | 1,258,695 |
| Operating | 25,498 | 7,019 | 95,072 | 6,342 | 8,406 | 4,742 | 4,306 | 151,385 |
| General and administrative | 10,525 | 8,110 | 18,942 | 6,626 | 5,286 | 10,352 | 25,995 | 85,836 |
| Depreciation and amortization | 27,643 | 5,040 | 9,556 | 5,480 | 7,881 | 6,183 | 7,375 | 69,158 |
| (Gain) loss on disposal or impairment of long-lived assets, net | 6,895 | (34) | (14) | 12 | — | 8,837 | 89,355 | 105,051 |
| Total expenses | 219,944 | 703,868 | 123,623 | 69,260 | 21,573 | 159,563 | 372,294 | 1,670,125 |
| Earnings from equity method investments | 1,949 | — | — | — | — | — | — | 1,949 |
| Operating income (loss) | 27,859 | 2,506 | 21,131 | 6,530 | 16,798 | (10,006) | (114,582) | (49,764) |
| Other expenses (income): | | | | | | | | |
| Interest expense | 15,384 | 15,484 | 25,108 | 2,254 | 3,998 | 13 | 23,880 | 86,121 |
| Other expense (income), net | (1,569) | (2,983) | 617 | (753) | (88) | (199) | 9,313 | 4,338 |
| Total other expenses (income) | 13,815 | 12,501 | 25,725 | 1,501 | 3,910 | (186) | 33,193 | 90,459 |
| Income (loss) from continuing operations before income taxes | $ 14,044 | $ (9,995) | $ (4,594) | $ 5,029 | $ 12,888 | $ (9,820) | $ (147,775) | $ (140,223) |
| Additions to long-lived assets | $ 16,731 | $ 5,781 | $ 4,308 | $ 3,623 | $ 8,964 | $ 4,516 | $ 4,051 | $ 47,974 |

Income tax expense (benefit) relates to the following segments (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| SemCAMS | $ 720 | $ 552 | $ 886 |
| SemLogistics | (7,736) | (3,331) | 2,244 |
| SemMexico | 2,285 | 629 | 259 |
| Corporate and other | 2,653 | (160) | (9,709) |
| Total | $ (2,078) | $ (2,310) | $ (6,320) |

## 9. INVENTORIES

Inventories consist of the following (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Crude oil | $ 24,840 | $ 21,803 |
| Asphalt and other | 9,593 | 10,191 |
| Total inventories | $ 34,433 | $ 31,994 |

## 10. OTHER ASSETS

Other current assets consist of the following (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Product prepayments | $ 1,550 | $ 2,396 |
| Other prepaid expenses | 13,593 | 14,085 |
| Margin deposits | 1,850 | 596 |
| Derivative assets | — | 162 |
| Other | 1,523 ** | 11,157 ** |
| Total other current assets | $ 18,516 | $ 28,396 |

Other noncurrent assets consist of the following (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Debt issuance costs, net | $ 4,945 * | $ 6,642 * |
| Other | 3,236 ** | 15,233 ** |
| Total other noncurrent assets, net | $ 8,181 | $ 21,875 |

* See Note 15 for discussion of debt issuance costs.

** The change in other from the prior year is primarily due to assets held for sale related to SemStream Arizona which were sold in December 2012. See Note 6 for additional information related to the disposal.

## 11. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Land | $ 53,491 | $ 50,069 |
| Pipelines and related facilities | 206,345 | 199,171 |
| Storage and terminal facilities | 268,738 | 220,951 |
| Natural gas gathering and processing facilities | 280,750 | 247,768 |
| Linefill | 13,158 | 13,003 |
| Office and other property and equipment | 47,679 | 30,761 |
| Construction-in-progress | 75,449 | 55,683 |
| Property, plant and equipment, gross | 945,610 | 817,406 |
| Accumulated depreciation | (130,886) | (83,481) |
| Property, plant and equipment, net | $ 814,724 | $ 733,925 |

We recorded depreciation expense of $46.2 million, $45.9 million, and $54.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

**11. PROPERTY, PLANT AND EQUIPMENT,** Continued

We include within the cost of property, plant and equipment interest costs incurred while an asset is being constructed. We capitalized $0.8 million of interest costs during the year ended December 31, 2012 and $1.0 million during the year ended December 31, 2011.

## 12. GOODWILL AND OTHER INTANGIBLE ASSETS

*Goodwill*

Goodwill relates to the following segment (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| SemMexico | $ 9,884 | $ 9,453 |

In addition to the amounts in the table above, approximately $65.4 million of our investment in NGL Energy and its general partner and approximately $8.7 million of our investment in White Cliffs represent equity method goodwill.

As described in Note 3, we test goodwill for impairment annually, or more often if circumstances warrant. To perform these tests, we must determine which asset groups the goodwill relates to (such asset groups are referred to as reporting units). SemMexico represents a separate reporting unit. To estimate the fair value of our SemMexico reporting unit, we used two generally accepted valuation approaches, an income approach and a market approach, using assumptions consistent with a market participant's perspective. Under the income approach, we utilize a discounted cash flow analysis to determine the estimated fair value of our SemMexico reporting unit. Significant judgments and assumptions including the discount rate, anticipated revenue growth rate and gross margins, estimated operating and interest expense, and capital expenditures are inherent in these fair value estimates, which are based on our operating and capital budgets as well as strategic plans. A significant underlying assumption in our strategic plan is that the Mexican government will continue current spending levels for the maintenance and construction of its national road infrastructure (requiring asphalt). If current spending levels by the Mexican government decreased, the impact would negatively affect our key assumptions and could trigger an impairment. At October 1, 2012, fair value exceeded carrying value by 1%.

Under the market approach, we apply multiples to forecasted cash flows from certain guideline public companies in our industry.

For the October 1, 2012 goodwill impairment tests, we developed estimates of cash flows for SemMexico for a period of 18 years, and also developed an estimated terminal value using an assumed 3% growth rate. We discounted the estimated cash flows to present value using a discount rate of 12.2% for SemMexico.

Changes in goodwill balances during the period from December 31, 2009 to December 31, 2012 are shown below (in thousands):

| | |
|---|---|
| **Balance, December 31, 2009** | **$ 186,844** |
| Impairments (Note 6) | (61,173) |
| Deconsolidation of White Cliffs (Note 5) | (17,000) |
| Currency translation adjustments | (848) |
| **Balance, December 31, 2010** | **107,823** |
| Impairments (Note 6) | (47,804) |
| Contribution of SemStream assets to NGL Energy (Note 5) | (50,071) |
| Currency translation adjustments | (495) |
| **Balance, December 31, 2011** | **9,453** |
| Currency translation adjustments | 431 |
| **Balance, December 31, 2012** | **$ 9,884** |

For U.S. federal income tax purposes, goodwill is amortized on a straight-line basis over 15 years.

*Other intangible assets*

Other intangible assets relate to the following segments (in thousands):

## 12. GOODWILL AND OTHER INTANGIBLE ASSETS, Continued

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| SemMexico | $ 7,549 | $ 8,907 |
| Corporate and other | 36 | 43 |
| Total | $ 7,585 | $ 8,950 |

Changes in other intangible asset balances are shown below (in thousands):

| | |
|---|---|
| **Balance, December 31, 2009** | **$ 130,612** |
| Amortization | (16,181) |
| Impairment (Note 6) | (39,446) |
| Deconsolidation of White Cliffs (Note 5) | (43,267) |
| Currency translation adjustments | 546 |
| **Balance, December 31, 2010** | **32,264** |
| Amortization | (4,664) |
| Contribution of SemStream assets to NGL Energy (Note 5) | (12,408) |
| Impairment (Note 6) | (5,048) |
| Currency translation adjustments | (1,194) |
| **Balance, December 31, 2011** | **8,950** |
| Amortization | (2,017) |
| Currency translation adjustments | 652 |
| **Balance, December 31, 2012** | **$ 7,585** |

Our other intangible assets consist primarily of customer relationships and unpatented technology of our SemMexico segment, which represented $5.0 million and $2.2 million, respectively, of the balance at December 31, 2012. These assets may be subject to impairments in the future if we are unable to maintain the relationships with the customers to which the assets relate.

Intangible assets are generally amortized on an accelerated basis over the estimated period of benefit. We estimate that future amortization of other intangible assets will be as follows (in thousands):

| **For year ending:** | |
|---|---|
| December 31, 2013 | $ 1,676 |
| December 31, 2014 | 1,332 |
| December 31, 2015 | 1,060 |
| December 31, 2016 | 847 |
| December 31, 2017 | 679 |
| Thereafter | 1,991 |
| Total estimated amortization expense | **$ 7,585** |

## 13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

*Fair value of financial instruments*

We record certain financial assets and liabilities at fair value at each balance sheet date. The tables below summarize the balances of these assets and liabilities at December 31, 2012 and 2011 (in thousands):

**13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK,** Continued

| | December 31, 2012 | | | | | December 31, 2011 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Netting* | Total | Level 1 | Level 2 | Level 3 | Netting* | Total |
| **Assets:** | | | | | | | | | | |
| Commodity derivatives | $ 22 | $ — | $ — | $ (22) | $ — | $ 393 | $ — | $ — | $ (231) | $ 162 |
| Total assets | $ 22 | $ — | $ — | $ (22) | $ — | $ 393 | $ — | $ — | $ (231) | $ 162 |
| **Liabilities:** | | | | | | | | | | |
| Commodity derivatives | $ 1,056 | $ — | $ — | $ (22) | $ 1,034 | $ 231 | $ — | $ — | $ (231) | $ — |
| Warrants | 32,858 | — | — | — | 32,858 | 12,180 | — | — | — | 12,180 |
| Interest rate swaps | — | — | — | — | — | — | 358 | — | — | 358 |
| Total liabilities | $ 33,914 | $ — | $ — | $ (22) | $ 33,892 | $ 12,411 | $ 358 | $ — | $ (231) | $ 12,538 |
| Net assets (liabilities) at fair value | $(33,892) | $ — | $ — | $ — | $(33,892) | $ (12,018) | $ (358) | $ — | $ — | $(12,376) |

* Relates primarily to exchange traded futures. Gain and loss positions on multiple contracts are settled net on a daily basis with the exchange.

"Level 1" measurements were obtained using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. These include commodity futures contracts that are traded on an exchange. These also include common stock warrants (Note 17) which are traded on the New York Stock Exchange.

"Level 2" measurements use as inputs market observable and corroborated prices for similar commodity derivative contracts. Assets and liabilities classified as Level 2 include over-the-counter (OTC) traded forwards contracts and swaps.

"Level 3" measurements were obtained using information from a pricing service and internal valuation models incorporating observable and unobservable market data. These include commodity derivatives, such as forwards and swaps for which there is not a highly liquid market, and therefore are not included in Level 2 above. Level 3 measurements also included common stock warrants until September 2011, when the warrants began to be traded on the New York Stock Exchange. Prior to that point, we used a Black-Scholes pricing model to estimate the fair value of the warrants.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value levels.

The following table summarizes changes in the fair value of our net financial assets (liabilities) classified as Level 3 in the fair value hierarchy (in thousands):

## 13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

| | Year Ended December 31, 2012 | | | Year Ended December 31, 2011 | | | Year Ended December 31, 2010 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Warrants | Commodity Derivatives | Total | Warrants | Commodity Derivatives | Total | Warrants | Commodity Derivatives | Total |
| Net assets (liabilities) —beginning balance | $ — | $ — | $ — | $ (17,192) | $ (547) | $ (17,739) | $ (16,909) | $ (23,438) | $ (40,347) |
| Transfers out of Level 3(*) | — | — | — | 8,934 | (419) | 8,515 | — | 4,072 | 4,072 |
| Total realized and unrealized gain (loss) included in earnings(**) | — | — | — | 8,258 | 2,783 | 11,041 | (283) | (5,351) | (5,634) |
| Settlements | — | — | — | — | (1,817) | (1,817) | — | 24,170 | 24,170 |
| Net assets (liabilities) —ending balance | $ — | $ — | $ — | $ — | $ — | $ — | $ (17,192) | $ (547) | $ (17,739) |
| Amount of total gain or loss included in earnings for the period attributable to the change in unrealized gain or loss relating to assets and liabilities still held at the reporting date | $ — | $ — | $ — | $ — | $ — | $ — | $ (283) | $ (547) | $ (830) |

(*) In these tables, transfers in and transfers out are recognized as of the beginning of the reporting period for commodity derivatives and as of the transfer date for warrants.

(**) Gains and losses related to commodity derivatives are reported in product revenue. Gains and losses related to warrants are recorded in other expense (income).

*Commodity derivative contracts*

Our consolidated results of operations and cash flows are impacted by changes in market prices for petroleum products. This exposure to commodity price risk is managed, in part, by entering into various commodity derivatives.

We seek to manage the price risk associated with our marketing operations by limiting our net open positions through (i) the concurrent purchase and sale of like quantities of crude oil to create back-to-back transactions that are intended to lock in positive margins based on the timing, location or quality of the crude oil purchased and delivered or (ii) derivative contracts. Our storage and transportation assets also can be used to mitigate location and time basis risk. All marketing activities are subject to our comprehensive risk management policy, which establishes limits in order to manage risk and mitigate financial exposure.

As described in Note 5, we contributed the primary operating assets of SemStream to NGL Energy on November 1, 2011, including all of SemStream's commodity derivatives. Prior to November 1, 2011, SemStream managed commodity price risk by limiting its net open positions subject to outright price risk and basis risk resulting from grade, location or time differences. SemStream did so by selling and purchasing similar quantities of natural gas liquids with purchase and sale transactions for current or future delivery, by entering into future delivery and purchase obligations with futures contracts or other commodity derivatives and employing its storage and transportation assets. SemStream at times hedged its natural gas liquids commodity price exposure with derivatives on commodities other than natural gas liquids due to the limited size of the market for natural gas liquids derivatives. In addition, physical transaction sale and purchase strategies were intended to lock in positive margins for SemStream, e.g., the sales price was sufficient to cover purchase costs, any other fixed and variable costs and SemStream's profit. All marketing activities were subject to our risk management policy, which establishes limits to manage risk and mitigate financial exposure.

Our commodity derivatives were comprised of swaps, future contracts, and forward contracts of crude oil and natural gas liquids. These are defined as follows:

*Swaps*—Over the counter transactions where a floating price, basis or index is exchanged for a fixed (or a different floating) price, basis, or index at a preset schedule in the future according to an agreed-upon formula.

## 13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

*Futures contracts*—Exchange traded contracts to buy or sell a commodity. These contracts are standardized by the exchange in terms of quality, quantity, delivery period and location for each commodity.

*Forward contracts*—Over the counter contracts to buy or sell a commodity at an agreed upon future date. The buyer and seller agree on specific terms (price, quantity, delivery period, and location) and conditions at the inception of the contract.

The following table sets forth the notional quantities for derivative instruments entered into (in thousands of barrels):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| Sales | 1,743 | 18,869 |
| Purchases | 1,636 | 18,572 |

We have not designated any of our commodity derivative instruments as accounting hedges. We record the fair value of our commodity derivative instruments on our consolidated balance sheets in other current assets and other current liabilities in the following amounts (in thousands):

| December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|
| Other Current Assets | Other Current Liabilities | Other Current Assets | Other Current Liabilities |
| $ — | $ 1,034 | $ 162 | $ — |

Realized and unrealized gains (losses) from our commodity derivatives were recorded to product revenue in the following amounts (in thousands):

| Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|
| $ 149 | $ 2,153 | $ (11,969) |

*Interest rate swaps*

During February 2011 we entered into interest rate swaps in connection with certain SemLogistics credit facilities. For 2011, the swaps were recorded at fair value in other noncurrent liabilities on the consolidated balance sheet, with changes in the fair value (net of income taxes) recorded to other comprehensive income (loss). The swaps were terminated in March 2012 with a loss on closure of $0.4 million, including a reclass of $0.3 million from accumulated other comprehensive income to earnings.

*Concentrations of risk*

During the year ended December 31, 2012, no individual customer accounted for more than 10% of our consolidated revenue. At December 31, 2012, one customer of the Crude segment accounted for approximately 16% of our consolidated accounts receivable.

During the year ended December 31, 2011, no individual customer accounted for more than 10% of our consolidated revenue. At December 31, 2011, one customer of the Crude segment accounted for approximately 16% of our consolidated accounts receivable.

During the year ended December 31, 2010, no individual customer accounted for more than 10% of our consolidated revenue.

*Assets and liabilities of subsidiaries outside the United States*

The following table summarizes the assets and liabilities (excluding affiliate balances) at December 31, 2012 of our subsidiaries outside the United States (in thousands):

## 13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

| | Canada | United Kingdom | Mexico | Total |
|---|---|---|---|---|
| Cash and cash equivalents | $ 54,518 | $ 3,064 | $ 5,420 | $ 63,002 |
| Other current assets | 92,851 | 2,780 | 42,157 | 137,788 |
| Noncurrent assets | 174,171 | 168,374 | 47,017 | 389,562 |
| Total assets | 321,540 | 174,218 | 94,594 | 590,352 |
| | | | | |
| Current liabilities | $ 51,090 | $ 998 | $ 23,087 | $ 75,175 |
| Noncurrent liabilities | 81,658 | 27,257 | 2,446 | 111,361 |
| Total liabilities | 132,748 | 28,255 | 25,533 | 186,536 |
| Net assets | $ 188,792 | $ 145,963 | $ 69,061 | $ 403,816 |

*Employees*

At December 31, 2012, we had approximately 690 employees, including approximately 480 employees outside the U.S. Approximately 110 of the employees in Canada and Mexico are represented by labor unions and are subject to collective bargaining agreements. Of these employees, approximately 60 are subject to collective bargaining agreements that renew annually and 50 have collective bargaining agreements that renewed on January 30, 2013 for a three-year period. We have never had a labor related work stoppage and believe our employee relations are good.

## 14. INCOME TAXES

*Income tax expense (benefit)*

Our consolidated income (loss) from continuing operations before income taxes was generated in the following jurisdictions (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| U.S. | $ 21,498 | $ 39,936 | $ (34,736) |
| Foreign | 5,382 | (29,886) | (105,487) |
| Consolidated | $ 26,880 | $ 10,050 | $ (140,223) |

The following table summarizes income tax expense (benefit) from continuing operations by jurisdiction (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Current income tax provision (benefit): | | | |
| Foreign | $ 9,662 | $ 7,427 | $ 7,376 |
| U.S. federal | — | — | — |
| U.S. state | 74 | 4 | 120 |
| | 9,736 | 7,431 | 7,496 |
| Deferred income tax provision (benefit): | | | |
| Foreign | (12,070) | (7,252) | (16,570) |
| U.S. federal | 222 | (2,159) | 2,366 |
| U.S. state | 34 | (330) | 388 |
| | (11,814) | (9,741) | (13,816) |
| Provision (benefit) for income taxes | $ (2,078) | $ (2,310) | $ (6,320) |

The following table reconciles income tax provision (benefit) at the U.S. federal statutory rate to the consolidated provision (benefit) for income taxes (in thousands):

**14. INCOME TAXES,** Continued

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Income (loss) from continuing operations before income taxes | $ 26,880 | $ 10,050 | $ (140,223) |
| U.S. federal statutory rate | 35% | 35% | 35% |
| Provision at statutory rate | 9,408 | 3,518 | (49,078) |
| State income taxes—net of federal benefit | 71 | (221) | 339 |
| Effect of rates other than statutory | (829) | (1,360) | 2,447 |
| Effect of U.S. taxation on foreign branches | 1,883 | (10,460) | (36,920) |
| Impairment of goodwill | — | 15,745 | 21,411 |
| Noncontrolling interest | (3,429) | — | — |
| Foreign tax credit and offset to branch deferreds | (12,360) | 9,339 | 13,392 |
| Impact of valuation allowance on deferred tax assets | 6,233 | (16,421) | 37,909 |
| Other, net | (3,055) | (2,450) | 4,180 |
| Provision for income taxes | $ (2,078) | $ (2,310) | $ (6,320) |

For the years ended December 31, 2012, 2011, and 2010, the foreign subsidiaries are disregarded entities for U.S. federal income tax purposes. The foreign earnings are taxed in foreign jurisdictions as well as in the U.S. Foreign tax credits, subject to limitations, are available to reduce U.S. taxes.

*Deferred tax positions*

Deferred income taxes reflect the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of deferred tax assets and liabilities are as follows at December 31, 2012 and 2011 (in thousands):

**14. INCOME TAXES,** Continued

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss and other credit carryforwards | $ 47,910 | $ 43,009 |
| Compensation and benefits | 1,573 | 1,600 |
| Unrealized gain/(loss) | — | 93 |
| Inventories | 96 | 85 |
| Intangible assets | 52,444 | 52,453 |
| Pension plan | 3,384 | 4,541 |
| Allowance for doubtful accounts | 2,507 | 2,162 |
| Deferred revenue | 3,925 | 7,281 |
| Foreign tax credit and offset to branch deferreds | 92,559 | 77,294 |
| Other | 16,046 | 6,793 |
| less: valuation allowance | (155,757) | (145,408) |
| Net deferred tax assets | 64,687 | 49,903 |
| Deferred tax liabilities: | | |
| Intangible assets | (8,952) | (9,175) |
| Prepaid expenses | (150) | (142) |
| Property, plant and equipment | (78,413) | (76,620) |
| Equity Investment in partnerships | (36,749) | (28,696) |
| Other | (5,876) | (8,585) |
| Total deferred tax liabilities | (130,140) | (123,218) |
| Net deferred tax assets (liabilities) | $ (65,453) | $ (73,315) |

At December 31, 2012, we had a cumulative U.S. federal net operating loss of approximately $118.0 million that can be carried forward to apply against taxable income generated in future years. This carry forward begins to expire in 2029. We had cumulative U.S. state net operating losses of approximately $88.6 million available for carry forward, which begin to expire in 2014. We had a foreign net operating loss of $7.5 million available for indefinite carry forward. We had foreign tax credits of approximately $29.2 million available for carry forward, which begin to expire in 2019.

Due to our emergence from bankruptcy and overall restructuring, we have recorded a valuation allowance on deferred tax assets. This valuation allowance increased by $10.3 million in 2012 due primarily to the net increase in tax credits and other deferred tax assets in the U.S. and the change resulting from reclassification to discontinued operations. Certain liabilities have been considered as a source of future taxable income in establishing the amount of the valuation allowance. We have not yet been able to benefit from the net operating loss and foreign tax credit carry forwards above the extent of these liabilities. As disclosed in Note 4, the Company has closed a significant transaction subsequent to year end with the sale of a one-third interest in SemCrude Pipeline, L.L.C. Gain recognition for tax purposes will have a material impact to our deferred tax positions in the first quarter of 2013 and will provide positive evidence as defined in the context of ASC 740 regarding the ability to benefit from our deferred tax assets in the future. Accordingly, under ASC 740, such evidence was not considered in the valuation allowance at December 31, 2012 due to fundamentals of the transaction which remained subject to market influence until closed. All positive and negative evidence will be considered in the re-assessment of our need for a valuation allowance in the first quarter of 2013. Such evaluation could result in partial or complete release of the valuation allowance in the near term.

We have analyzed filing positions in all of the federal, state and foreign jurisdictions where we are required to file income tax returns and determined that no accruals related to uncertainty in tax positions are required. All income tax years of the Company ending after the Emergence Date remain open for examination in all jurisdictions. In foreign jurisdictions, all tax years within the relevant statute of limitations for periods prior to the Emergence Date remain open for examination. Currently, there are no examinations in progress for our federal and state jurisdictions. Canada Revenue Agency has initiated an income tax audit of SemCAMS ULC for the tax year 2009 which remains in progress. No other foreign jurisdictions are currently under audit.

## 15. LONG-TERM DEBT

Our long-term debt consisted of the following (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| SemGroup corporate revolving credit facility | $ 201,500 | $ 82,000 |
| Rose Rock credit facility | 4,500 | — |
| SemLogistics credit facility | — | 23,180 |
| SemMexico credit facility | — | 4,046 |
| Capital leases | 86 | 109 |
| Total long-term debt | 206,086 | 109,335 |
| less: current portion of long-term debt | 24 | 26,058 |
| Noncurrent portion of long-term debt | $ 206,062 | $ 83,277 |

*SemGroup corporate credit agreement*

In June 2011, we entered into a new credit agreement that consisted of a revolving facility, a Term Loan A and a Term Loan B. We used the proceeds from the new credit facilities to retire our previous revolving credit facility and term loan, which we had entered into upon emergence from bankruptcy. Later in 2011, we retired the Term Loan A and Term Loan B on the new credit facility, using proceeds from the contribution of SemStream assets to NGL Energy, proceeds from the Rose Rock IPO and borrowings on the revolving credit facility.

Our revolving credit facility has a capacity of $300 million at December 31, 2012. The capacity was reduced from $320 million to $300 million during the first quarter of 2012 following the close of Rose Rock's IPO. This capacity may be used either for cash borrowings or letters of credit, although the maximum letter of credit capacity is $250 million. At December 31, 2012, we had outstanding cash borrowings of $201.5 million on this facility and outstanding letters of credit of $2.1 million. The principal is due on June 20, 2016, and any letters of credit expire on June 13, 2016. Earlier principal payments may be required if we enter into certain transactions to sell assets or obtain new borrowings. We have the right to make additional principal payments without incurring any penalties for early repayment.

Interest on revolving credit cash borrowings is charged at either a Eurodollar rate or an alternate base rate ("ABR"), at our election. The Eurodollar rate is calculated as:

- the London Interbank Offered Rate ("LIBOR") for U.S. dollar deposits adjusted for currency requirements; plus
- a margin that can range from 2.5% to 4.0%, depending on a leverage ratio specified in the agreement.

The ABR is calculated as:

- the greater of i) the U.S. Prime Rate, ii) the Federal Funds Effective Rate plus 0.5%, or iii) one-month LIBOR plus 1%; plus
- a margin that can range from 1.5% to 3.0%, depending on a leverage ratio specified in the agreement.

At December 31, 2012, there was $201.5 million of outstanding revolving cash borrowings which incurred interest at the ABR. The interest rate in effect at December 31, 2012 on the $201.5 million of alternate base rate borrowings was 4.75%, calculated as the prime rate of 3.25% plus a margin of 1.5%.

At each interest payment date, we have the option of electing whether interest will be charged at the Eurodollar rate or at the ABR for the following interest period. If we elect the ABR, the following interest payment date will be at the end of the calendar quarter. If we elect the Eurodollar rate, we may elect for the next interest payment date to occur after one, two, three, or six months, or any other period acceptable to the lenders.

Fees are charged on any outstanding letters of credit at a rate that ranges from 2.5% to 4.0%, depending on a leverage ratio specified in the credit agreement. At December 31, 2012, the rate in effect was 2.5%. In addition, a fronting fee of 0.25% is charged on outstanding letters of credit. A commitment fee of 0.5% is charged on any unused capacity on the revolving credit facility. In addition, we are charged an annual administrative fee of $0.1 million. We also paid $4.9 million of fees to lenders and advisors, which was recorded in other noncurrent assets and is being amortized over the life of the agreement.

**15. LONG-TERM DEBT,** Continued

We recorded interest expense related to the revolving credit facility of $6.9 million and $2.8 million for the year ended December 31, 2012 and December 31, 2011, respectively, including amortization of debt issuance costs.

The credit agreement includes customary affirmative and negative covenants, including limitations on the creation of new indebtedness, liens, sale and lease-back transactions, new investments, making fundamental changes including mergers and consolidations, making of dividends and other distributions, making material changes in our business, modifying certain documents and maintenance of a consolidated leverage ratio and an interest coverage ratio. In addition, the credit agreement prohibits any commodity transactions that are not permitted by our comprehensive risk management policy.

The credit agreement includes customary events of default, including events of default relating to non-payment of principal and other amounts owing under the credit agreement from time to time, including in respect of letter of credit disbursement obligations, inaccuracy of representations and warranties in any material respect when made or when deemed made, violation of covenants, cross payment-defaults to any material indebtedness, cross acceleration to any material indebtedness, bankruptcy and insolvency events, the occurrence of a change of control, certain unsatisfied judgments, certain ERISA events, certain environmental matters and certain assertions of or actual invalidity of certain loan documents. A default under the credit agreement would permit the participating banks to terminate commitments, require immediate repayment of any outstanding loans with interest and any unpaid accrued fees, and require the cash collateralization of outstanding letter of credit obligations.

The terms of our current credit facility restrict, to some extent, the payment of cash dividends on our common stock. The credit agreement is guaranteed by all of our material domestic subsidiaries (except for Rose Rock Midstream Holdings, L.L.C.) and secured by a lien on substantially all of our property and assets, subject to customary exceptions.

At December 31, 2012, we were in compliance with the terms of the credit agreement.

In January 2013, we paid $187 million of the outstanding balance of the revolver from proceeds generated from the sale of a one-third interest in SemCrude Pipeline, L.L.C. to our consolidated subsidiary, Rose Rock, which was funded through the issuance and sale of Rose Rock equity and a borrowing on Rose Rock's credit facility.

*Previous SemGroup Corporation term loan and revolving credit facilities*

Pursuant to the Plan of Reorganization, on November 30, 2009, we entered into a revolving credit facility and a term loan. We retired these facilities in June 2011 upon entering into a new credit agreement (described above). The revolving credit facility included capacity for cash borrowings and letters of credit.

We paid $27 million in fees to the lenders at the inception of the agreement, which we recorded in other noncurrent assets and amortized over the life of the agreement.

Interest on revolving cash borrowings was charged at a floating rate, which was calculated as 5.5% plus whichever of the following yielded the highest rate: a) the Federal Funds Effective Rate plus 0.5%; b) the Prime Rate; c) the three-month LIBOR rate plus 1.5%, or d) 2.5%. In addition, a facility fee of $0.4 million was charged each year.

The facility included a fee that was payable at maturity. Interest was charged on this fee at a floating rate, which was calculated as 7.0% plus the greater of LIBOR or 1.5%.

Certain of the letters of credit were prefunded. Fees were charged on this prefunded tranche at a range of 7.0% to 8.5%. Fees on additional outstanding letters of credit were charged at a rate of 7.0%.

Fees ranging from 1.5% to 2.5% were charged on any lender commitments that we did not utilize.

Interest was charged on the term loan at a rate of 9%. We had the option under certain circumstances to defer interest on the term loan; when we selected this option, interest was charged during that period at a rate of 11%.

We recorded interest expense related to these facilities of $39.3 million during the year ended December 31, 2011 and $71.5 million during the year ended December 31, 2010. No interest expense was recorded in 2012 as these facilities were retired in 2011, as described above. Included in interest expense was the amortization of debt issuance costs of $22.2 million for the year ended December 31, 2011 (which included a $17.4 million reduction due to the refinancing of the credit facility) and $23.6 million for the year ended December 31, 2010.

**15. LONG-TERM DEBT,** Continued

*Rose Rock credit facility*

On November 10, 2011, our subsidiary Rose Rock entered into a senior secured revolving credit facility agreement. This credit facility became effective upon completion of the Rose Rock IPO on December 14, 2011. This credit agreement provides for a revolving credit facility of $150 million. In September 2012, we amended the credit agreement such that the revolving credit facility may under certain conditions be increased by up to an additional $400 million. The previous agreement provided for an increase of up to an additional $200 million. The credit facility includes a $75 million sub-limit for the issuance of letters of credit for the account of Rose Rock or its loan parties. All amounts outstanding under the facility will be due and payable on December 14, 2016.

At Rose Rock's option, amounts borrowed under the credit agreement will bear interest at either the Eurodollar rate or an ABR, plus, in each case, an applicable margin. The applicable margin will range from 2.25% to 3.25% in the case of a Eurodollar rate loan, and from 1.25% to 2.25% in the case of an ABR loan, in each case, based on a leverage ratio specified in the credit agreement. At December 31, 2012, we had outstanding cash borrowings of $4.5 million which incurred interest at the ABR plus an applicable margin. The interest rate at December 31, 2012 was 4.50%.

Fees are charged on any outstanding letters of credit at a rate that ranges from 2.25% to 3.25%, depending on a leverage ratio specified in the credit agreement. At December 31, 2012, there were $41.1 million in outstanding letters of credit, and the rate in effect was 2.25%. In addition, a fronting fee of 0.25% is charged on outstanding letters of credit.

A commitment fee that ranges from 0.375% to 0.50%, depending on a leverage ratio specified in the credit agreement, is charged on any unused capacity of the revolving credit facility. In addition, we are charged an annual administrative fee of $0.1 million. The credit facility also allows for the use of Secured Bilateral Letters of Credit, which are issued external to the credit facility and do not reduce revolver availability. At December 31, 2012, we had $2.7 million of Bilateral Letters of Credit outstanding and the interest rate in effect was 1.75%.

We paid $0.2 million and $1.7 million of fees to lenders and advisers during the years ended December 31, 2012 and 2011, respectively, which was recorded in other noncurrent assets and is being amortized over the life of the agreement. We recorded interest expense related to this facility of $1.9 million and $0.1 million for the year ended December 31, 2012 and December 31, 2011, respectively, including amortization of debt issuance costs.

The credit agreement includes customary representations and warranties and affirmative and negative covenants. The covenants in the agreement include limitations on creation of new indebtedness and liens, entry into sale and lease-back transactions, investments, and fundamental changes including mergers and consolidations, dividends and other distributions, material changes in Rose Rock's business and modifying certain documents. The agreement also requires the maintenance of a specified consolidated leverage ratio and an interest coverage ratio. In addition, the agreement prohibits any commodity transactions that are not permitted by Rose Rock's comprehensive risk management policy.

The credit agreement includes customary events of default, including events of default relating to non-payment of principal and other amounts owing under the agreement from time to time, including in respect of letter of credit disbursement obligations, inaccuracy of representations and warranties in any material respect when made or when deemed made, violation of covenants, cross payment-defaults of Rose Rock and its restricted subsidiaries to any material indebtedness, cross acceleration to any material indebtedness, bankruptcy and insolvency events, the occurrence of a change of control, certain unsatisfied judgments, certain ERISA events, certain environmental matters and certain assertions of or actual invalidity of certain loan documents. A default under the Rose Rock credit agreement would permit the participating banks to terminate commitments, require immediate repayment of any outstanding loans with interest and any unpaid accrued fees, and require the cash collateralization of outstanding letter of credit obligations.

The credit agreement restricts Rose Rock's ability to make certain types of payments relating to its capital stock, including the declaration or payment of dividends; provided that Rose Rock may make quarterly distributions of available cash so long as no default under the agreement then exists or would result therefrom. The agreement is:

- guaranteed by all of Rose Rock's material domestic subsidiaries; and
- secured by a lien on substantially all of the property and assets of Rose Rock and the guarantors, subject to customary exceptions.

At December 31, 2012, we were in compliance with the terms of the credit agreement.

On January, 11, 2013, the credit facility capacity was increased to $385 million and Rose Rock borrowed $133.5 million in connection with the purchase of a one-third interest in SemCrude Pipeline, L.L.C. from SemGroup and to pay

**15. LONG-TERM DEBT,** Continued

transaction related expenses. Approximately $1.5 million of related costs have been capitalized and will be amortized over the remaining life of the facility.

*SemLogistics credit facilities*

SemLogistics entered into a credit agreement in December 2010, which included a £15 million term loan and a £15 million revolving credit facility (U.S. $24 million each, at the December 31, 2012 exchange rate). This facility was terminated in March 2012.

SemLogistics recorded interest expense of $1.4 million, $1.0 million, and $4.0 million for the years ended December 31, 2012, 2011 and 2010, respectively, including amortization of debt issuance costs.

During February 2011, we entered into three interest swap agreements. The intent of the swaps was to offset a portion of the variability in interest payments due under the term loan. These swaps were terminated in March 2012 with a loss on closure of $0.4 million, including a reclass of $0.3 million from accumulated other comprehensive income to earnings.

*SemCrude Pipeline, L.L.C. credit facility*

SemCrude Pipeline, L.L.C., which is a wholly-owned subsidiary that holds our ownership interest in White Cliffs, borrowed $125 million under a credit agreement on November 30, 2009. SemCrude Pipeline, L.L.C. retired this facility during September 2010.

Interest was generally charged on the SemCrude Pipeline, L.L.C. credit facility at a floating rate, which was calculated as 6% plus the greater of LIBOR or 1.5%. In addition, we paid $4.8 million in fees to the lender at the inception of the agreement, which have been fully amortized. We recorded interest expense related to this facility of $11.0 million during the year ended December 31, 2010.

*SemMexico facilities*

On July 13, 2012, SemMexico entered into an additional credit agreement that allows SemMexico to borrow up to 56 million Mexican pesos (U.S. $4.3 million at the December 31, 2012 exchange rate) at any time during the term of the facility, which matures in July 2013. Borrowings are unsecured and bear interest at the bank prime rate in Mexico plus 1.7%. At December 31, 2012, there were no outstanding borrowings on this facility.

On June 13, 2012, SemMexico entered into an additional revolving credit agreement that allows SemMexico to borrow up to 44 million Mexican pesos (U.S. $3.4 million at the December 31, 2012 exchange rate) at any time during the term of the facility, which matures in June 2015. Borrowings are unsecured and bear interest at the bank prime rate in Mexico plus 2.0%. At December 31, 2012, there were no outstanding borrowings on this facility.

During 2011, SemMexico entered into an additional credit agreement that allowed SemMexico to borrow up to 56 million Mexican pesos (U.S. $4.3 million at the December 31, 2012 exchange rate) at any time during the term of the facility. This facility matured in August 2012. Borrowings were unsecured and bore interest at the bank prime rate in Mexico plus 1.7%.

During 2010, SemMexico entered into a credit agreement that allowed SemMexico to borrow up to 80 million Mexican pesos (U.S. $6.1 million at the December 31, 2012 exchange rate) at any time through June 2011. Borrowings on this facility were required to be repaid with monthly payments through May 2013. At December 31, 2012, there were no outstanding borrowings on this facility.

SemMexico also has outstanding letters of credit of 292.8 million Mexican pesos at December 31, 2012 (U.S. $22.5 million). Fees are generally charged on outstanding letters of credit at a rate of 0.5% .

SemMexico recorded interest expense of $0.4 million and $0.4 million during the years ended December 31, 2012 and December 31, 2011, respectively, related to these facilities.

At December 31, 2012, we were in compliance with the terms of these facilities.

## 15. LONG-TERM DEBT, Continued

*Scheduled principal payments*

The following table summarizes the scheduled principal payments as of December 31, 2012 (in thousands). As described above, our credit agreements require accelerated principal payments under certain circumstances. As a result, principal payments may occur earlier than shown in the table below.

| | SemGroup Facility | Rose Rock Facility | SemLogistics Facility | SemMexico Facility | Capital Leases | Total |
|---|---|---|---|---|---|---|
| **For the year ended:** | | | | | | |
| December 31, 2013 | $ — | $ — | $ — | $ — | $ 24 | $ 24 |
| December 31, 2014 | — | — | — | — | 27 | 27 |
| December 31, 2015 | — | — | — | — | 28 | 28 |
| December 31, 2016 | 201,500 | 4,500 | — | — | 7 | 206,007 |
| December 31, 2017 | — | — | — | — | — | — |
| Thereafter | — | — | — | — | — | — |
| Total | $ 201,500 | $ 4,500 | $ — | $ — | $ 86 | $ 206,086 |

*Fair value*

We estimate that the fair value of our long-term debt was not materially different than the recorded values at December 31, 2012, as our debt relates to recent borrowings on our revolving credit facilities, which are based on market rates plus a margin based on leverage ratios. This is considered Level 3 in the fair value hierarchy.

## 16. COMMITMENTS AND CONTINGENCIES

*Bankruptcy matters*

*(a) Confirmation order appeals*

*Luke Oil appeal.* On October 21, 2009, Luke Oil Company, C&S Oil/Cross Properties, Inc., Wayne Thomas Oil and Gas and William R. Earnhardt Company (collectively, "Luke Oil") filed an objection to the Plan of Reorganization "to the extent that the Plan of Reorganization may alter, impair, or otherwise adversely affect Luke Oil's legal rights or other interests." On October 28, 2009, the bankruptcy court overruled the Luke Oil objection and entered the confirmation order. On November 6, 2009, Luke Oil filed a notice of appeal. On December 23, 2009, Luke Oil's appeal was docketed in the United States District Court for the District of Delaware. We filed a motion to dismiss the appeal as equitably moot. On May 21, 2012, the District Court entered an order granting our motion to dismiss Luke Oil's appeal of the confirmation order. On June 18, 2012, Luke Oil filed its Notice of Appeal, notifying the District Court and the parties to the lawsuit that it was appealing the decision of the District Court to the United States Court of Appeals for the Third Circuit. While we believe that this action is without merit and are vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on us.

*(b) Investigations*

Around the time of our predecessor's bankruptcy filings, several governmental agencies launched investigations regarding the circumstances of the filings. The mandate and scope of these investigations were very broad and the investigations are ongoing.

*Bankruptcy examiner.* On October 14, 2008, the bankruptcy court appointed an examiner to (i) investigate the circumstances surrounding our predecessor's trading strategy prior to bankruptcy filings; (ii) investigate the circumstances surrounding certain insider transactions and the formation of SemGroup Energy Partners L.P. (a former subsidiary); (iii) investigate the circumstances surrounding the potential improper use of borrowed funds and funds generated from operations and the liquidation of assets to satisfy margin calls related to our predecessor's trading strategy and that of certain entities owned or controlled by former officers and directors of the general partner of SemGroup, L.P.; (iv) determine whether any directors, officers or employees of the general partner of SemGroup, L.P. participated in fraud, dishonesty, incompetence, misconduct, mismanagement, or irregularity in the management of our affairs; and (v) determine whether the SemGroup debtor estates have causes of action against current or former officers, directors, or employees of the general

**16. COMMITMENTS AND CONTINGENCIES,** Continued

partner of SemGroup, L.P. arising from such participation. The examiner's report was filed with the bankruptcy court on April 15, 2009.

Certain current and prior employees of the general partner of SemGroup, L.P. are referenced in the examiner's report and the report's conclusions may suggest possible civil or criminal liability on their part. To the extent such claims exist, they are property of a litigation trust that was established for the benefit of pre-petition creditors pursuant to the Plan of Reorganization, and are not property of the reorganized SemGroup Corporation. This litigation trust is pursuing claims against certain former officers, at its own expense. We may incur expenses, which are not expected to be material, related to information and document requests of the litigation trust related to such claims. Any indemnification obligations to such officers by SemGroup, L.P. were discharged under the Plan of Reorganization.

*CFTC.* On June 19, 2008, we received a request for voluntary production from the Commodity Futures Trading Commission ("CFTC"). Subsequent to the bankruptcy filings, the CFTC sent other requests for voluntary production. The CFTC has also served subpoenas upon us requiring us to produce various documents and for the depositions of our representatives. We continue to comply with the CFTC's requests. We are unaware of any currently pending formal charges against us by the CFTC.

*DOJ.* On July 15, 2008, we received a subpoena from the Department of Justice ("DOJ") directing us to produce documents responsive to the subpoena. We contacted the DOJ regarding the subpoena and the DOJ verbally voluntarily stayed compliance with the subpoena. We have not produced any documents to the DOJ and, to our knowledge, the DOJ is not currently pursuing any such production. We are unaware of any currently pending formal charges against us by the DOJ.

*(c) Claims reconciliation process*

A large number of parties have made claims against us for obligations alleged to have been incurred prior to our predecessor's bankruptcy filing. On September 15, 2010, the bankruptcy court entered an order estimating the contingent, unliquidated and disputed claims and authorizing distributions to holders of allowed claims. Pursuant to that order we have begun making distributions to the claimants. We continue to attempt to settle unresolved claims.

Pursuant to the Plan of Reorganization, we committed to settle authorized and allowed bankruptcy claims by paying a specified amount of cash, issuing a specified number of warrants, and issuing a specified number of shares of SemGroup Corporation common stock. We do not believe the resolution of the remaining outstanding claims will exceed the total amount of consideration established under the Plan of Reorganization for all claimants; instead, the resolution of the remaining claims in some cases will impact the relative share of the established pool of common stock and warrants that certain claimants receive.

However, under certain circumstances we could be required to pay additional funds to settle the specified group of claims to be settled with cash. Pursuant to the Plan of Reorganization, a specified amount of restricted cash was set aside at the Emergence Date, which we expect to be sufficient to settle this group of claims. Since the Emergence Date, we have made significant progress in resolving these claims, and we continue to believe that the cash set aside at the Emergence Date will be sufficient to settle these claims. However, we have not yet reached a resolution of all of these claims, and if the total settlement amount of all of these claims exceeds the specified amount, we will be required to pay additional funds to satisfy the total settlement amount for this specified group of claims. If this were to become probable of occurring, we would be required to record a liability and a corresponding expense.

*Blueknight claim*

Blueknight Energy Partners, L.P. ("Blueknight"), which was formerly a subsidiary of SemGroup, together with other entities related to Blueknight, entered into a Shared Services Agreement on April 7, 2009, with SemCrude, L.P. and SemManagement, L.L.C. (which are currently subsidiaries of SemGroup). The services provided by SemCrude to Blueknight under this agreement included the coordination of movement of crude oil belonging to Blueknight's customers and the operation of Blueknight's Oklahoma pipeline system and its Cushing, Oklahoma terminal. Under the subsequent amendments to the agreements beginning in May 2010, certain of these services were phased out, and Blueknight began to manage the movement of its crude oil and the operation of its Cushing terminal.

## 16. COMMITMENTS AND CONTINGENCIES, Continued

In a letter dated August 18, 2011, Blueknight claimed that SemCrude owes Blueknight approximately 141,000 barrels of crude oil. We responded to Blueknight's letter denying their charges and requesting documentation from Blueknight of its claim. On February 14, 2012, after months of interaction between the parties through which we requested Blueknight to substantiate its claim, Blueknight filed suit against us in the District Court of Oklahoma City, Oklahoma. On May 1, 2012, the court approved our motion to transfer this case to Tulsa County, Oklahoma. On July 2, 2012, the Tulsa County District Court appointed a Special Master to conduct a review of whether Blueknight is missing 141,000 barrels of crude oil from operations occurring during the months of April through June, 2010. The Special Master will prepare an advisory report to the Court of her findings and conclusions. We believe this matter is without merit and will vigorously defend our position; however, we cannot predict the outcome.

*Environmental*

We may from time to time experience leaks of petroleum products from our facilities, as a result of which we may incur remediation obligations or property damage claims. In addition, we are subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.

The Kansas Department of Health and Environment ("the KDHE") initiated discussions during our bankruptcy proceeding regarding six of our sites in Kansas (five owned by Crude and one owned by SemGas) that KDHE believes, based on their historical use, may have soil or groundwater contamination in excess of state standards. KDHE sought our agreement to undertake assessments of these sites to determine whether they are contaminated. We reached an agreement with KDHE on this matter and entered into a Consent Agreement and Final Order with KDHE to conduct environmental assessments on the sites and to pay KDHE's costs associated with their oversight of this matter. We have conducted phase II investigations at all sites and results indicate that four of the sites have limited amounts of soil contamination that will require remediation and ground water contamination that may require further delineation and/or ongoing monitoring. Work plans have been submitted to, and approved by, the KDHE. We do not anticipate any penalties or fines for these historical sites. Remediation costs are expected to be immaterial.

A water pipeline break occurred at a SemCAMS facility during August 2010. This resulted in a spill of material that was predominantly salt water containing a small amount of hydrocarbons. The incident was investigated by Environment Canada and Alberta Environment. On February 14, 2012, charges were filed against SemCAMS by the Federal Government of Canada (Department of Fisheries) and the Province of Alberta (Alberta Environment) in connection with this incident. We are currently reviewing disclosure received from the agencies and have engaged our expert to assist us in formulating our response. Although it is not possible to predict the outcome of these proceedings, we accrued a liability for estimated fines and environmental contributions of $0.4 million in December 2010, which we still carry on our books at December 31, 2012.

*Other matters*

We are party to various other claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of our management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our consolidated liabilities may change materially as circumstances develop.

*Asset retirement obligations*

We will be required to incur significant removal and restoration costs when we retire our natural gas gathering and processing facilities in Canada. We have recorded a liability associated with these obligations, which is reported within other noncurrent liabilities on the consolidated balance sheets. The following table summarizes the changes in this liability from December 31, 2009 through December 31, 2012 (in thousands):

**16. COMMITMENTS AND CONTINGENCIES,** Continued

| | |
|---|---|
| **Balance at December 31, 2009** | $ 28,996 |
| Accretion | 3,523 |
| Payments made | (1,144) |
| Currency translation adjustments | 1,509 |
| **Balance at December 31, 2010** | 32,884 |
| Accretion | 4,114 |
| Payments made | (341) |
| Currency translation adjustments | (771) |
| **Balance at December 31, 2011** | 35,886 |
| Accretion | 4,554 |
| Payments made | (1,169) |
| Currency translation adjustments | 834 |
| **Balance at December 31, 2012** | $ 40,105 |

The December 31, 2012 liability was calculated using the $107.7 million cost we estimate we would incur to retire these facilities, discounted based on our risk-adjusted cost of borrowing and the estimated timing of remediation.

The calculation of the liability for an asset retirement obligation requires the use of significant estimates, including those related to the length of time before the assets will be retired, cost inflation over the assumed life of the assets, actual remediation activities to be required, and the rate at which such obligations should be discounted. Future changes in these estimates could result in material changes in the value of the recorded liability. In addition, future changes in laws or regulations could require us to record additional asset retirement obligations. The $107.7 million estimated cost represents only our proportionate share of the obligations associated with these facilities. An additional $45.2 million of estimated costs are attributable to third-party owners' proportionate share of the obligations. If an owner fails to perform on its obligations, the other owners (including SemGroup) could be obligated to bear that party's share of the remediation costs.

Our other segments may also be subject to removal and restoration costs upon retirement of their facilities. However, we are unable to predict when, or if, our pipelines, storage tanks and other facilities would become completely obsolete and require decommissioning. Accordingly, we have not recorded a liability or corresponding asset, as both the amount and timing of such potential future costs are indeterminable.

*Leases*

We have entered into operating lease agreements for office space, office equipment, land, trucks and tank storage. Future minimum payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at December 31, 2012 are as follows (in thousands):

| | Operating Leases |
|---|---|
| **For year ending:** | |
| December 31, 2013 | $ 3,882 |
| December 31, 2014 | 3,170 |
| December 31, 2015 | 2,312 |
| December 31, 2016 | 5,119 |
| December 31, 2017 | 4,723 |
| Thereafter | 419 |
| Total future minimum lease payments | $ 19,625 |

We recorded lease and rental expenses of $8.4 million, $9.4 million and $10.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

## 16. COMMITMENTS AND CONTINGENCIES, Continued

*Purchase and sale commitments*

We routinely enter into agreements to purchase and sell petroleum products at specified future dates. We account for these commitments as normal purchases and sales, and therefore we do not record assets or liabilities related to these agreements until the product is purchased or sold. At December 31, 2012, such commitments included the following (in thousands):

| | At December 31, 2012 | |
|---|---|---|
| | Volume (barrels) | Value ($) |
| Fixed price purchases | 169 | 14,630 |
| Fixed price sales | 169 | 14,927 |
| Floating price purchases | 22,339 | 2,108,387 |
| Floating price sales | 22,536 | 2,119,455 |

Certain of the commitments shown in the table above relate to agreements to purchase product from a counterparty and to sell a similar amount of product (in a different location) to the same counterparty. Many of the commitments shown in the table above are cancellable by either party, as long as notice is given within the time frame specified in the agreement (generally 30 to 120 days).

Our SemGas segment has a take or pay contractual obligation related to the fractionation of natural gas liquids. This obligation began in July 2011 and continues through June 2015. At December 31, 2012, the amount of future obligation is approximately $2.9 million. SemGas also enters into contracts under which we are responsible for marketing the majority of the gas and natural gas liquids produced by the counterparties to the agreements. In 2012, the majority of SemGas' revenues were generated from such contracts.

During the first quarter 2012, SemGas committed to purchasing equipment related to a 125 MMcf per day processing facility. At December 31, 2012, the future obligation associated with this purchase is $1.8 million.

See Note 5 for commitments related to White Cliffs and GMP.

## 17. EQUITY

*Common stock*

Upon emergence from bankruptcy, we issued 40,882,496 shares of common stock. The Plan of Reorganization specified that we were to issue an additional 517,500 shares of common stock in settlement of pre-petition claims. As of December 31, 2012, we have issued 225,423 shares of this stock and will issue the remainder as the process of resolving the claims progresses. The owners' equity balances on the consolidated balance sheets include the shares that are required to be issued in settlement of pre-petition claims. The shares of common stock reflected on the consolidated balance sheet at December 31, 2012 are summarized below:

| | | |
|---|---|---|
| Shares issued on Emergence Date | | 40,882,496 |
| Shares subsequently issued in settlement of pre-petition claims | | 225,423 |
| Remaining shares required to be issued in settlement of pre-petition claims | | 292,077 |
| Issuance of shares under employee and director compensation programs (*) | | 583,582 |
| Shares issued upon exercise of warrants | | 15,707 |
| Total shares | | 41,999,285 |
| Par value per share | $ | 0.01 |
| Common stock on December 31, 2012 balance sheet (in thousands) | $ | 420 |

(*) These shares include 162,986 shares which vested during the year ended December 31, 2012. Of these vested shares, recipients sold back to the Company 8,994 shares to satisfy tax withholding obligations which are being recognized at cost as treasury stock on the consolidated balance sheet.

In addition to the shares in the table above, there are shares of unvested restricted stock outstanding at December 31, 2012. The par value of these shares has not yet been reflected in common stock on the consolidated balance sheet, as

**17. EQUITY,** Continued

these shares have not yet vested. There are also shares of restricted stock that were returned to treasury upon forfeiture. The par value of these shares is not reflected in the consolidated balance sheet, as no accounting recognition is given to forfeited shares.

The common stock includes Class A and Class B stock. Class A stock is eligible to be listed on an exchange, whereas Class B stock is not. Any share of Class B stock may be converted to Class A at the election of the holder. Both classes of stock have full voting rights. Both classes of stock have a par value of $0.01 per share. The total number of shares authorized for issuance is 90,000,000 shares of Class A stock and 10,000,000 shares of Class B stock.

*Warrants*

Upon emergence from bankruptcy protection, we issued 1,634,210 warrants. The Plan of Reorganization specified that we were to issue an additional 544,737 warrants in settlement of the pre-petition claims. As of December 31, 2012, we have issued 237,274 of the warrants and will issue the remainder as the process of resolving the claims progresses. Beginning September 2011, the warrants began trading on the New York Stock Exchange under the ticker symbol, SEMGWS. The warrants reflected on the consolidated balance sheet at December 31, 2012 are summarized below:

| | |
|---|---|
| Warrants issued on Emergence Date | 1,634,210 |
| Warrants subsequently issued in settlement of pre-petition claims | 237,274 |
| Remaining warrants to be issued in settlement of pre-petition claims | 307,463 |
| Warrants exercised | (45,307) |
| Total warrants at December 31, 2012 | 2,133,640 |
| Fair value per warrant at December 31, 2012 | $ 15.40 |
| Warrant value included within other noncurrent liabilities on December 31, 2012 consolidated balance sheet (in thousands) | $ 32,858 |

Each warrant entitles the holder to purchase one share of common stock for $25 at any time before the November 30, 2014 expiration date. Upon exercise, a holder may elect a cashless exercise, whereby the number of shares to be issued to the holder is reduced, in lieu of a cash payment. The closing price of our common stock was $39.08 per share on December 31, 2012. In the event of a change in control of the Company, the holders of the warrants would have the right to sell the warrants to us, and we would have the right to purchase the warrants from the holders. In either case, the price to be paid for the warrants would be calculated using a standard pricing model with inputs specified in the warrant agreement.

**18. EARNINGS PER SHARE**

The following summarizes the calculation of basic earnings per share for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 (in thousands, except per share amounts):

| | Year Ended December 31, 2012 | | |
|---|---|---|---|
| | Continuing Operations | Discontinued Operations | Net |
| Income | $ 28,958 | $ 2,939 | $ 31,897 |
| less: Income attributable to noncontrolling interest | 9,797 | — | 9,797 |
| Numerator | $ 19,161 | $ 2,939 | $ 22,100 |
| Common stock issued and to be issued pursuant to Plan of Reorganization | 41,400 | 41,400 | 41,400 |
| Weighted average common stock outstanding issued under compensation plans | 539 | 539 | 539 |
| Denominator | 41,939 | 41,939 | 41,939 |
| Basic earnings per share | $ 0.46 | $ 0.07 | $ 0.53 |

## 18. EARNINGS PER SHARE, Continued

| | Year Ended December 31, 2011 | | |
|---|---|---|---|
| | Continuing Operations | Discontinued Operations | Net |
| Income (loss) | $ 12,360 | $ (9,548) | $ 2,812 |
| less: Income attributable to noncontrolling interest | 435 | — | 435 |
| Numerator | $ 11,925 | $ (9,548) | $ 2,377 |
| Common stock issued and to be issued pursuant to Plan of Reorganization | 41,400 | 41,400 | 41,400 |
| Weighted average common stock outstanding issued under compensation plans | 240 | 240 | 240 |
| Denominator | 41,640 | 41,640 | 41,640 |
| Basic earnings (loss) per share | $ 0.29 | $ (0.23) | $ 0.06 |

| | Year Ended December 31, 2010 | | |
|---|---|---|---|
| | Continuing Operations | Discontinued Operations | Net |
| Income (loss) | $ (133,903) | $ 1,831 | $ (132,072) |
| less: Income attributable to noncontrolling interest | 225 | — | 225 |
| Numerator | $ (134,128) | $ 1,831 | $ (132,297) |
| Common stock issued and to be issued pursuant to Plan of Reorganization | 41,400 | 41,400 | 41,400 |
| Weighted average common stock outstanding issued under compensation plans | 2 | 2 | 2 |
| Denominator | 41,402 | 41,402 | 41,402 |
| Basic earnings (loss) per share | $ (3.24) | $ 0.04 | $ (3.20) |

The following summarizes the calculation of diluted earnings per share for the years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

| | Year Ended December 31, 2012 | | |
|---|---|---|---|
| | Continuing Operations | Discontinued Operations | Net |
| Income | $ 28,958 | $ 2,939 | $ 31,897 |
| less: Income attributable to noncontrolling interest | 9,797 | — | 9,797 |
| Numerator | $ 19,161 | $ 2,939 | $ 22,100 |
| Common stock issued and to be issued pursuant to Plan of Reorganization | 41,400 | 41,400 | 41,400 |
| Weighted average common stock outstanding issued under compensation plans | 539 | 539 | 539 |
| Effect of dilutive securities | 315 | 315 | 315 |
| Denominator | 42,254 | 42,254 | 42,254 |
| Diluted earnings per share | $ 0.45 | $ 0.07 | $ 0.52 |

## 18. EARNINGS PER SHARE, Continued

| | Year Ended December 31, 2011 | | |
|---|---|---|---|
| | Continuing Operations | Discontinued Operations | Net |
| Income (loss) | $ 12,360 | $ (9,548) | $ 2,812 |
| less: Income attributable to noncontrolling interest | 435 | — | 435 |
| less: Income resulting from change in fair value of warrants | 5,012 | — | 5,012 |
| Numerator | $ 6,913 | $ (9,548) | $ (2,635) |
| Common stock issued and to be issued pursuant to Plan of Reorganization | 41,400 | 41,400 | 41,400 |
| Weighted average common stock outstanding issued under compensation plans | 240 | 240 | 240 |
| Denominator | 41,640 | 41,640 | 41,640 |
| Diluted earnings (loss) per share | $ 0.17 | $ (0.23) | $ (0.06) |

Since we experienced losses from continuing operations during the year ended December 31, 2010, the equity-based compensation (described in Note 19) did not cause any dilution for these periods.

For the years ended December 31, 2012 and December 31, 2010, we recorded a loss on the change in the fair value of the warrants; because of this, the warrants did not cause any dilution for that period. For the year ended December 31, 2011, we recorded a gain on the change in the fair value of the warrants of $5.0 million.

On January 11, 2013, we issued 77,581 shares of common stock upon the vesting of certain grants of restricted stock and restricted stock units. These shares are not reflected in the shares of common stock shown in the tables above.

## 19. EQUITY-BASED COMPENSATION

*SemGroup Corporation equity awards*

We have reserved a total of 2,781,635 shares of common stock for issuance pursuant to employee and director compensation programs. These awards give the recipients the right to receive shares of common stock, once specified service or performance related vesting conditions are met. We record expense for these awards (and corresponding increases to additional paid-in capital) based on the grant date fair value of the awards. Although these awards are to be settled in shares, we may elect to give participants the option of settling a portion of the awards in cash, to meet statutory minimum tax withholding requirements. The activity related to these awards is summarized below:

| | Unvested Shares | Average Grant Date Fair Value(*) |
|---|---|---|
| **Outstanding at December 31, 2009** | **148,533** | **$ 25.00** |
| Awards granted - 2010 | 562,295 | $ 25.00 |
| Awards vested - 2010 | (92,833) | $ 25.00 |
| Awards forfeited - 2010 | (115,093) | $ 25.00 |
| **Outstanding at December 31, 2010** | **502,902** | **$ 25.00** |
| Awards granted - 2011 (**) | 173,982 | $ 28.90 |
| Awards vested - 2011 | (201,361) | $ 25.00 |
| Awards forfeited - 2011 | (65,017) | $ 25.36 |
| **Outstanding at December 31, 2011** | **410,506** | **$ 26.59** |
| Awards granted - 2012 (**) | 246,432 | $ 27.81 |
| Awards vested - 2012 | (162,986) | $ 25.20 |
| Award forfeited - 2012 | (43,400) | $ 27.74 |
| **Outstanding at December 31, 2012** | **450,552** | **$ 26.87** |

(*) The grant date fair value of awards issued prior to our listing on the New York Stock Exchange was estimated at $25 per share, which was the per share reorganization value of the Company. Subsequent to our listing, the grant date fair value is determined based on the closing price on the New York Stock Exchange on the date of issue.

**19. EQUITY-BASED COMPENSATION,** Continued

(**) For certain of the awards granted in 2012 and 2011, the number of shares that will vest is contingent upon our achievement of certain specified targets. These performance awards are valued based on the grant date closing price on the New York Stock Exchange assuming that 100% of the awards will vest. If we meet the specified maximum targets, approximately 42 thousand and 30 thousand additional shares could vest related to the 2012 and 2011 awards, respectively.

The following table, which includes potential shares from specified targets assumed to be achieved (as discussed above), summarizes the scheduled vesting of awards that have been granted as of December 31, 2012:

| | | |
|---|---|---|
| Year ended December 31, 2013 | 107,790 | shares |
| Year ended December 31, 2014 | 155,382 | shares |
| Year ended December 31, 2015 | 255,740 | shares |

Approximately 78,000 of these awards vested during the month of January 2013.

The awards may be subject to accelerated vesting in the event of involuntary terminations.

The following table summarizes the expense we have recorded and expect to record related to awards that have been granted through December 31, 2012 (in thousands):

| | | |
|---|---|---|
| Year ended December 31, 2010 | $ | 6,230 |
| Year ended December 31, 2011 | $ | 5,424 |
| Year ended December 31, 2012 | $ | 6,246 |
| Year ended December 31, 2013 (estimated) | $ | 3,576 |
| Year ended December 31, 2014 (estimated) | $ | 2,022 |
| Year ended December 31, 2015 (estimated) | $ | 213 |

*Dividend rights in connection with outstanding equity awards*

In the event the Company were to declare and pay a dividend on its common stock, employees that participate in the Company's equity-based compensation programs would have certain dividend rights. Dependent on the respective award agreement the dividend rights would vary based on certain items including, but not limited to the following: certain vesting requirements, how dividends would be distributed on unvested restricted shares, when dividends would be released to the employee participant, whether dividends would be paid in stock verses cash, how dividends would be paid should a change of control occur, and how dividends would be paid to a beneficiary in the event of an employee participant's death.

*Rose Rock Midstream L.P. equity-based compensation*

Certain of our employees who support Rose Rock participate in Rose Rock's equity-based compensation program. Awards under this program generally represent awards of restricted common units representing limited partner interests of Rose Rock, which are subject to specified vesting periods. Expense of $0.3 million related to these awards was recorded to non-controlling interest in our consolidated financial statements for the year ended December 31, 2012. Vesting of these awards dilutes our ownership interest and requires additional equity contributions to Rose Rock to maintain our 2% general partner interest.

The holders of these awards (restricted units) are entitled to equivalent distributions ("Unvested Unit Distributions" or "UUD's") to be received upon vesting of the restricted unit awards. The distributions will be settled in common units based on the market price of Rose Rock's limited partner common units as of the close of business on the vesting date. The UUD's are subject to the same forfeiture and acceleration conditions as the associated restricted units. At December 31, 2012, the value of the UUD's was approximately $47 thousand. This is equivalent to approximately 1,480 common units based on the quarter end close of business market price of Rose Rock's common units of $31.47 per unit. The activity related to these awards is summarized below:

**19. EQUITY-BASED COMPENSATION,** Continued

| | Unvested Units | Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2011 | — | $ — |
| Awards granted - 2012 | 46,069 | $ 21.97 |
| Awards vested - 2012 | — | $ — |
| Awards forfeited - 2012 | (2,109) | $ 20.60 |
| Outstanding at December 31, 2012 | 43,960 | $ 21.91 |

The following table summarizes the scheduled vesting of awards that have been granted as of December 31, 2012:

| | | |
|---|---|---|
| Year ended December 31, 2013 | 9,333 | shares |
| Year ended December 31, 2014 | — | shares |
| Year ended December 31, 2015 | 34,627 | shares |

Approximately 3,700 of these awards vested in January 2013.

The following table summarizes the expense we have recorded and expect to record related to awards that have been granted through December 31, 2012 (in thousands):

| | | |
|---|---|---|
| Year ended December 31, 2012 | $ | 308 |
| Year ended December 31, 2013 (estimated) | $ | 404 |
| Year ended December 31, 2014 (estimated) | $ | 235 |
| Year ended December 31, 2015 (estimated) | $ | 12 |

*Retention Awards*

During June 2010, we granted retention awards to certain officers and employees, which were scheduled to vest in December 2011, contingent on the continued service of the recipients. Each award had a specified value that was payable either in cash or in shares of SemGroup stock.

We recorded $2.4 million of expense during 2011 and $2.0 million of expense during 2010 related to these retention awards. Upon vesting during 2011, we settled awards with a value of $1.2 million by paying cash, and we settled awards with a value of $3.2 million by issuing 125,212 shares of common stock.

## 20. EMPLOYEE BENEFIT PLANS

*Defined contribution plans*

We sponsor defined contribution retirement plans in which the majority of employees are eligible to participate. Our contributions to the defined contribution plans were $0.9 million, $1.1 million, and $1.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

*Pension plans*

We sponsor a defined benefit pension plan and a supplemental defined benefit pension plan (collectively, the "Pension Plans") for certain employees of the SemCAMS segment. The following table shows the projected benefit obligations and plan assets of the Pension Plans (in thousands):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Change in projected benefit obligation: | | |
| Projected benefit obligation at beginning of year | $ 26,767 | $ 29,182 |
| Service cost | 596 | 742 |
| Interest cost | 1,134 | 1,494 |
| Actuarial (gains) losses | 1,436 | 1,247 |
| Benefits paid | (2,193) | (5,430) |
| Currency translation adjustment | 617 | (468) |
| Projected benefit obligation at end of year | 28,357 | 26,767 |
| Change in fair value of plan assets: | | |
| Fair value of plan assets at beginning of year | 21,008 | 24,063 |
| Employer contributions | 1,297 | 2,903 |
| Actual return on plan assets | 2,123 | (143) |
| Benefits paid | (2,193) | (5,430) |
| Currency translation adjustment | 492 | (385) |
| Fair value of plan assets at end of year | 22,727 | 21,008 |
| Funded status: | $ (5,630) | $ (5,759) |
| Accumulated benefit obligation at end of year | $ 26,725 | $ 25,242 |

To compute the December 31, 2012 projected benefit obligation of the Pension Plans, we used a discount rate of 3.9% and an assumed rate of compensation increase of 3.5%. To compute the December 31, 2011 projected benefit obligation of the Pension Plans, we used a discount rate of 4.25% and an assumed rate of compensation increase of 3.5%.

We recorded other noncurrent liabilities of $5.6 million at December 31, 2012, and $5.8 million at December 31, 2011, to reflect the funded status of the Pension Plans. We recorded changes in the funded status of the Pension Plans to other comprehensive income (loss), net of income taxes. These amounts were losses of $0.4 million, $1.7 million and $2.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The following table summarizes the components of the net periodic benefit cost related to the Pension Plans (in thousands):

**20. EMPLOYEE BENEFIT PLANS,** Continued

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Service cost | $ 596 | $ 742 | $ 783 |
| Interest cost | 1,134 | 1,494 | 1,560 |
| Expected return on plan assets | (1,263) | (1,585) | (1,452) |
| Settlement loss | (55) | 703 | 174 |
| Other | 118 | — | — |
| Net periodic benefit cost | $ 530 | $ 1,354 | $ 1,065 |

To compute interest cost, we used discount rates of 4.25%, 5.25% and 6.00% for 2012, 2011 and 2010, respectively. To compute expected return on plan assets, we used an estimated rate of return of 6.00%, 6.75% , and 7.00% for 2012, 2011, and 2010, respectively.

We estimate that benefit payments from the Pension Plans will be as follows for the years 2013 – 2022 (in thousands):

| Year | Estimated Benefit Payments |
|---|---|
| 2013 | $ 1,849 |
| 2014 | 1,836 |
| 2015 | 2,051 |
| 2016 | 2,248 |
| 2017 | 2,291 |
| 2018 - 2022 | 9,900 |

We estimate that we will make contributions of $1.1 million to the Pension Plans during the year ended December 31, 2013.

Substantially all of the plan's assets are invested in pooled funds that hold highly-liquid securities. The value of each share of a pooled fund is calculated based on the quoted market prices of the assets held by the fund. The following table shows the value of each category of plan assets at December 31, 2012 and 2011 and the target investment allocation under our investment policy at December 31, 2012:

| | Asset Value at December 31, 2012 (in thousands) | Asset Value at December 31, 2011 (in thousands) | Actual Allocation at December 31, 2012 | Normal Allocation Per Investment Policy | Minimum Allocation Per Investment Policy | Maximum Allocation Per Investment Policy |
|---|---|---|---|---|---|---|
| Cash and cash equivalents | $ — | $ 101 | 0% | 6% | 0% | 25% |
| Pooled funds—fixed income | 8,018 | 7,986 | 35% | 39% | 30% | 50% |
| Pooled funds—Canadian equities | 7,391 | 6,724 | 33% | 30% | 20% | 50% |
| Pooled funds—non-Canadian equities | 7,318 | 6,197 | 32% | 25% | 5% | 60% |
| Total | $ 22,727 | $ 21,008 | | | | |

Our investment policy for plan assets permits investments in a wide variety of assets, including certain types of derivatives. Our policy prohibits investments of plan assets in certain types of assets, including commodities, mineral rights, and collectibles. Our investment policy requires us to maintain an investment allocation within the ranges shown in the table above, and also contains more specific requirements that are designed to achieve an appropriate level of diversification.

As required by FASB ASC Topic 715, the following information discloses the fair values of our Pension Plan assets, by asset category, for the periods indicated (in thousands):

## 20. EMPLOYEE BENEFIT PLANS, Continued

| | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | Quoted Price in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Quoted Price in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents | $ — | $ — | $ — | $ 101 | $ — | $ — |
| Fixed income mutual funds (a) | — | 8,018 | — | — | 7,986 | — |
| Equity mutual funds (a) | — | 14,709 | — | — | 12,921 | — |
| Total | $ — | $ 22,727 | $ — | $ 101 | $ 20,907 | $ — |

(a) Mutual funds are valued daily in actively traded markets by an independent custodian for the investment manager. For purposes of calculating the value, portfolio securities and other assets for which market quotes are readily available are valued at market value. Market value is generally determined on a basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using exchange rates obtained from pricing services.

*Retiree medical plan*

We sponsor an unfunded, post-employment health benefit plan (the "Health Plan") for certain employees of the SemCAMS segment. The projected benefit obligation related to the Health Plan was $1.8 million at December 31, 2012 and $1.7 million at December 31, 2011, and is reported within other noncurrent liabilities on the consolidated balance sheets.

*Termination benefits*

The laws in Canada, the United Kingdom and Mexico require us to pay certain benefits to employees if their employment is terminated without cause. We recorded $0.4 million and $1.6 million of expense during 2011 and 2010, respectively, for termination benefits related to the wind-down of certain operations of SemCanada Crude.

## 21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in the components of accumulated other comprehensive income (loss) (in thousands):

| | Currency Translation | Employee Benefit Plans | Interest Rate Swaps | Total |
|---|---|---|---|---|
| **Balance, December 31, 2009** | $ (4,180) | $ 846 | $ — | $ (3,334) |
| Currency translation adjustment | 6,475 | — | — | 6,475 |
| Changes related to benefit plans, net of income tax benefit of $687 | — | (2,026) | — | (2,026) |
| **Balance, December 31, 2010** | 2,295 | (1,180) | — | 1,115 |
| Currency translation adjustment | (13,075) | — | — | (13,075) |
| Changes related to interest rate swaps, net of income tax benefit of $74 | — | — | (284) | (284) |
| Changes related to benefit plans, net of income tax benefit of $553 | — | (1,631) | — | (1,631) |
| **Balance, December 31, 2011** | (10,780) | (2,811) | (284) | (13,875) |
| Currency translation adjustment | 12,635 | — | — | 12,635 |
| Settlement of interest rate swaps | — | — | 284 | 284 |
| Changes related to benefit plans, net of income tax benefit of $117 | — | (343) | — | (343) |
| **Balance, December 31, 2012** | $ 1,855 | $ (3,154) | $ — | $ (1,299) |

## 22. SUPPLEMENTAL CASH FLOW INFORMATION

*Operating assets and liabilities*

The following table summarizes the changes in the components of operating assets and liabilities (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Decrease (increase) in restricted cash | $ 4,907 | $ 25,827 | $ 182,898 |
| Decrease (increase) in accounts receivable | (129,102) | 28,568 | (26,602) |
| Decrease (increase) in receivable from affiliates | 230 | (6,071) | (337) |
| Decrease (increase) in inventories | (936) | (8,908) | 36,895 |
| Decrease (increase) in derivatives and margin deposits | (1,245) | 14,287 | 12,146 |
| Decrease (increase) in other current assets | 4,197 | (7,214) | 67,216 |
| Decrease (increase) in other assets | 2,467 | (1,874) | 215 |
| Increase (decrease) in accounts payable and accrued liabilities | 114,776 | (9,446) | (11,349) |
| Increase (decrease) in payable to affiliates | (6,871) | 6,614 | 257 |
| Increase (decrease) in payables to pre-petition creditors | (5,206) | (34,490) | (217,471) |
| Increase (decrease) in other noncurrent liabilities | 2,500 | 4,115 | 18,269 |
| | $ (14,283) | $ 11,408 | $ 62,137 |

*Acquisitions and disposals*

On November 1, 2011, we contributed certain assets and liabilities to NGL Energy in return for cash and ownership interests in NGL Energy and its general partner. The assets and liabilities we contributed are summarized in Note 6.

At the end of September 2010, we deconsolidated White Cliffs. The assets and liabilities of White Cliffs at the time of deconsolidation are summarized in Note 6.

*Other supplemental disclosures*

We paid cash for interest totaling $8.0 million, $32.6 million and $44.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We elected to defer $19.2 million of interest under a term loan during 2010, as allowed under the term loan agreement. The amount of interest that we deferred was added to the principal balance of the term loan. When we made principal payments on this term loan, we classified the payments as cash used for financing activities in the consolidated statements of cash flows, regardless of whether the principal arose from the initial term loan or from previous interest deferrals.

We paid cash for income taxes (net of refunds received) in the amount of $11.4 million, $10.1 million and $8.1 million during the years ended December 31, 2012, 2011 and 2010, respectively. We accrued $1.6 million, $4.0 million and $0.1 million at December 31, 2012, 2011 and 2010, respectively, for purchases of property, plant and equipment.

## 23. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized information on our consolidated results of operations for the quarters during the year ended December 31, 2012 is shown below (in thousands, except per share amounts):

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| Total revenues | $ 312,031 | $ 331,777 | $ 277,852 | $ 315,837 | $ 1,237,497 |
| (Gain) loss on disposal or impairment of long-lived assets, net (Note 6) | — | 119 | (3,615) | (35) | (3,531) |
| Other operating costs and expenses | 311,067 | 330,768 | 270,958 | 306,920 | 1,219,713 |
| Total expenses | 311,067 | 330,887 | 267,343 | 306,885 | 1,216,182 |
| Earnings from equity method investments | 7,498 | 12,289 | 3,116 | 13,133 | 36,036 |
| Operating income | 8,462 | 13,179 | 13,625 | 22,085 | 57,351 |
| Other expenses, net | 7,616 | 5,587 | 11,701 | 5,567 | 30,471 |
| Income from continuing operations before income taxes | 846 | 7,592 | 1,924 | 16,518 | 26,880 |
| Income tax (benefit) expense | (1,012) | (92) | 2,092 | (3,066) | (2,078) |
| Income (loss) from continuing operations | 1,858 | 7,684 | (168) | 19,584 | 28,958 |
| Income (loss) from discontinued operations, net of income taxes | 252 | (441) | (264) | 3,392 | 2,939 |
| Net income (loss) | 2,110 | 7,243 | (432) | 22,976 | 31,897 |
| Less: net income attributable to noncontrolling interests | 3,483 | 2,096 | 2,336 | 1,882 | 9,797 |
| Net income (loss) attributable to SemGroup | $ (1,373) | $ 5,147 | $ (2,768) | $ 21,094 | $ 22,100 |
| Earnings (loss) per share—basic | $ (0.03) | $ 0.12 | $ (0.07) | $ 0.50 | $ 0.53 |
| Earnings (loss) per share—diluted | $ (0.03) | $ 0.12 | $ (0.07) | $ 0.50 | $ 0.52 |

In the third quarter of 2012, we classified SemStream Arizona's residential business as discontinued operations. Prior periods were recast to reflect the discontinued operations classification. See Notes 6 and 7 for additional information.

## 23. QUARTERLY FINANCIAL DATA (UNAUDITED) , Continued

Summarized information on our consolidated results of operations for the quarters during the year ended December 31, 2011 is shown below (in thousands, except per share amounts):

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| Total revenues | $ 401,714 | $ 341,851 | $ 391,522 | $ 330,159 | $ 1,465,246 |
| (Gain) loss on disposal or impairment of long-lived assets, net (Note 6) | (64) | (72) | — | 437 | 301 |
| Other operating costs and expenses | 390,093 | 332,921 | 385,039 | 316,697 | 1,424,750 |
| Total expenses | 390,029 | 332,849 | 385,039 | 317,134 | 1,425,051 |
| Earnings from equity method investments | 2,064 | 4,086 | 4,016 | 4,838 | 15,004 |
| Operating income | 13,749 | 13,088 | 10,499 | 17,863 | 55,199 |
| Other (income) expenses, net | 14,560 | 22,601 | (5,834) | 13,822 | 45,149 |
| Income (loss) from continuing operations before income taxes | (811) | (9,513) | 16,333 | 4,041 | 10,050 |
| Income tax (benefit) expense | (297) | 2,245 | 1,334 | (5,592) | (2,310) |
| Income (loss) from continuing operations | (514) | (11,758) | 14,999 | 9,633 | 12,360 |
| Income (loss) from discontinued operations, net of income taxes | 546 | (541) | (660) | (8,893) | (9,548) |
| Net income (loss) | 32 | (12,299) | 14,339 | 740 | 2,812 |
| Less: net income attributable to noncontrolling interests | — | — | — | 435 | 435 |
| Net income (loss) attributable to SemGroup | $ 32 | $ (12,299) | $ 14,339 | $ 305 | $ 2,377 |
| Earnings (loss) per share—basic | $ 0.00 | $ (0.30) | $ 0.34 | $ 0.01 | $ 0.06 |
| Earnings (loss) per share—diluted | $ 0.00 | $ (0.30) | $ 0.34 | $ 0.01 | $ (0.06) |

In the third quarter of 2012, we classified SemStream Arizona's residential business as discontinued operations. Prior periods were recast to reflect the discontinued operations classification. See Notes 6 and 7 for additional information.

## 24. RELATED PARTY TRANSACTIONS

*NGL Energy*

As described in Note 5, we own interests in NGL Energy, which we account for under the equity method.

During the years ended December 31, 2012 and 2011, we purchased condensate and propane from and sold natural gas liquids to NGL Energy. During the years ended December 31, 2012 and 2011, we received payments from NGL Energy for transition services and certain on-going services. The amounts were as follows for the years ended December 31, 2012 and 2011 (in thousands):

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| Revenues | $ 58,643 | $ 9,708 |
| Purchases | $ 42,741 | $ 11,270 |
| Reimbursements from NGL Energy for services | $ 575 | $ 346 |

*White Cliffs*

As described in Note 5, we sold a portion of our ownership interests in White Cliffs at the end of September 2010. Upon closing of this sale, we deconsolidated White Cliffs and began accounting for it under the equity method. We generated

**24. RELATED PARTY TRANSACTIONS,** Continued

approximately $2.5 million, $2.2 million and $0.5 million of revenue from services we provided to White Cliffs during the years ended December 31, 2012 and 2011 and the three months ended December 31, 2010, respectively.

*Glass Mountain*

As described in Note 5, in May 2012, we formed a joint venture, Glass Mountain, to construct, maintain and operate a 210-mile crude oil pipeline system originating in Alva and Arnett, Oklahoma and terminating at Cushing, Oklahoma. In connection with the pipeline project, GMP entered into a Pipeline Construction Management Agreement with Glass Mountain Holding, LLC ("GMH"), a wholly-owned subsidiary of SemGroup. The Pipeline Construction Management Agreement appoints GMH as construction manager of the pipeline project for which GMH will receive $0.9 million prorated over the period of construction. As of December 31, 2012, GMP had paid $0.4 million to GMH pursuant to this agreement.

*Legal Services*

The law firm of Conner & Winters, LLP, of which Mark D. Berman is a partner, performs legal services for us. Mr. Berman is the spouse of Candice L. Cheeseman, General Counsel and Secretary. Mr. Berman does not perform any legal services for us. SemGroup paid $1.7 million in legal fees and related expenses to this law firm during the year ended December 31, 2012 (of which $61,060 was paid by White Cliffs). SemGroup paid $1.8 million in legal fees and related expenses to this law firm during the year ended December 31, 2011 (of which $157,190 was paid by White Cliffs). SemGroup paid $2.6 million in legal fees and related expenses to this law firm during the year ended December 31, 2010 (of which $45,430 was paid by White Cliffs).

## Index to Exhibits

The following documents are included as exhibits to this Form 10-K. Those exhibits below incorporated by reference herein are indicated as such by the information supplied in the parenthetical thereafter. If no parenthetical appears after an exhibit, such exhibit is filed herewith.

| Exhibit Number | Description |
|---|---|
| 2.1 | Fourth Amended Joint Plan of Affiliated Debtors filed with the United States Bankruptcy Court for the District of Delaware on October 27, 2009 (filed as Exhibit 2.1 to our registration statement on Form 10, File No. 001-34736 (the "Form 10")). |
| 2.2 | Contribution Agreement dated August 31, 2011, among SemStream, L.P., a wholly-owned subsidiary of SemGroup Corporation, NGL Supply Terminal Company LLC, NGL Energy Partners LP and NGL Energy Holdings LLC (filed as Exhibit 2.1 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.3 | Second Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC (filed as Exhibit 2.2 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.4 | First Amended and Restated Registration Rights Agreement dated October 3, 2011, among NGL Energy Partners LP, Hicks Oil & Hicksgas, Incorporated, NGL Holdings, Inc., Krim2010, LLC, Infrastructure Capital Management, LLC, Atkinson Investors, LLC, Stanley A. Bugh, Robert R. Foster, Brian K. Pauling, Stanley D. Perry, Stephen D. Tuttle, Craig S. Jones, Daniel Post, Mark McGinty, Sharra Straight, David Eastin, AO Energy, Inc., E. Osterman, Inc., E. Osterman Gas Service, Inc., E. Osterman Propane, Inc., Milford Propane, Inc., Osterman Propane, Inc., Propane Gas, Inc., and Saveway Propane Gas Service, Inc. (filed as Exhibit 2.3 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.5 | Amendment No. 1 and Joinder to First Amended and Restated Registration Rights Agreement dated November 1, 2011, between NGL Energy Holdings LLC and SemStream, L.P. (filed as Exhibit 2.4 to our current report on Form 8-K dated November 1, 2011, filed November 4, 2011). |
| 2.6 | Contribution Agreement, dated as of January 8, 2013, by and among SemGroup Corporation, Rose Rock Midstream Holdings, LLC, Rose Rock Midstream GP, LLC, Rose Rock Midstream, L.P. and Rose Rock Midstream Operating, L.L.C. (filed as Exhibit 2.1 to our current report on Form 8-K dated January 8, 2013, filed January 14, 2013). |
| 3.1 | Amended and Restated Certificate of Incorporation, dated as of November 30, 2009, of SemGroup Corporation (filed as Exhibit 3.1 to the Form 10). |
| 3.2 | Amended and Restated Bylaws, dated as of October 28, 2011, of SemGroup Corporation (filed as Exhibit 3.1 to our current report on Form 8-K dated October 28, 2011, filed October 28, 2011). |
| 4.1 | Form of stock certificate for our Class A Common Stock, par value $0.01 per share (filed as Exhibit 4.1 to the Form 10). |
| 4.2 | Form of stock certificate for our Class B Common Stock, par value $0.01 per share (filed as Exhibit 4.2 to the Form 10). |
| 4.3 | Warrant Agreement dated as of November 30, 2009, by and between SemGroup Corporation and Mellon Investor Services, LLC (filed as Exhibit 4.3 to the Form 10). |
| 4.4 | Form of warrant certificate (filed as Exhibit 4.4 to the Form 10). |
| 4.5 | First Amendment to Warrant Agreement, dated as of November 1, 2012, by and between SemGroup Corporation and Computershare Shareowner Services LLC (successor-in-interest to Mellon Investor Services, LLC). |
| 10.1 | Credit Agreement (the "Credit Facility") dated as of June 17, 2011, among SemGroup Corporation, as borrower, the lenders parties thereto from time to time, and The Royal Bank of Scotland PLC, as Administrative Agent and Collateral Agent (filed as Exhibit 10 to our current report on Form 8-K dated June 17, 2011, filed June 21, 2011). |
| 10.2 | Second Amendment to the Credit Facility, dated as of September 19, 2011 (filed as Exhibit 10 to our current report on Form 8-K, dated September 19, 2011, filed September 23, 2011). |
| 10.3* | SemGroup Corporation Board of Directors Compensation Plan (filed as Exhibit 10.6 to the Form 10). |
| 10.4* | SemGroup Corporation Nonexecutive Directors' Compensation Deferral Program (filed as Exhibit 10.7 to the Form 10). |
| 10.5* | SemGroup Corporation Equity Incentive Plan (filed as Exhibit 10.8 to the Form 10). |
| 10.6* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors (filed as Exhibit 10.9 to the Form 10). |

| Exhibit Number | Description |
|---|---|
| 10.7* | Amendment No. 1 to SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors (filed as Exhibit 10.15 to the Form 10). |
| 10.8* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States (filed as Exhibit 10.10 to the Form 10). |
| 10.9* | Amendment No. 1 to SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States (filed as Exhibit 10.16 to the Form 10). |
| 10.10* | Amendment No. 2 to SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States (filed as Exhibit 10.10 to our annual report on Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012 (the "2011 Form 10-K")). |
| 10.11* | Employment Agreement dated as of November 30, 2009, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski (filed as Exhibit 10.11 to the Form 10). |
| 10.12* | Letter Amendment dated March 18, 2010, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski, amending the Employment Agreement dated as of November 30, 2009 (filed as Exhibit 10.12 to the Form 10). |
| 10.13* | Form of Severance Agreement between SemGroup Corporation and each of its executive officers other than Norman J. Szydlowski (filed as Exhibit 10.13 to the Form 10). |
| 10.14* | Form of Amendment to Severance Agreement between SemGroup Corporation and certain of its executive officers (filed as Exhibit 10.14 to the 2011 Form 10-K). |
| 10.15* | SemGroup Corporation Equity Incentive Plan Form of Retention Award Agreement for certain executive officers (filed as Exhibit 10.14 to the Form 10). |
| 10.16* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors for awards granted on or after August 31, 2010 (filed as Exhibit 10.17 to the Form 10). |
| 10.17* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States for awards granted on or after August 31, 2010 (filed as Exhibit 10.18 to the Form 10). |
| 10.18* | Form of 2011 Performance Share Unit Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers (filed as Exhibit 10.1 to our current report on Form 8-K dated January 24, 2011, filed January 24, 2011). |
| 10.19* | Form of Restricted Stock Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers and employees in the United States during 2011 (filed as Exhibit 10.2 to our current report on Form 8-K dated January 24, 2011, filed January 24, 2011). |
| 10.20* | Form of 2012 Performance Share Unit Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers (filed as Exhibit 10.20 to the 2011 Form 10-K). |
| 10.21* | Form of Restricted Stock Award Agreement under the SemGroup Corporation Equity Incentive Plan for executive officers and employees in the United States for awards granted on or after January 1, 2012 (filed as Exhibit 10.21 to the 2011 Form 10-K). |
| 10.22* | SemGroup Corporation Short-Term Incentive Program (filed as Exhibit 10.1 to our current report on Form 8-K dated February 24, 2011, filed March 2, 2011). |
| 10.23* | Consulting Services Agreement, effective as of February 2, 2012, by and between SemGroup Corporation and David B. Gorte (filed as Exhibit 10.23 to the 2011 Form 10-K). |
| 10.24 | Credit Agreement dated November 10, 2011, among Rose Rock Midstream, L.P., as borrower, The Royal Bank of Scotland PLC, as administrative agent and collateral agent, the other agents party thereto and the lenders and issuing banks party thereto (filed as Exhibit 10.1 to Rose Rock Midstream, L.P.'s registration statement on Form S-1, File No. 333-176260). |
| 10.25 | Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (filed as Exhibit 3.1 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated December 14, 2011, filed December 20, 2011). |
| 10.26 | First Amended and Restated Limited Liability Company Agreement of Rose Rock Midstream GP, LLC (filed as Exhibit 3.2 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated December 14, 2011, filed December 20, 2011). |

| Exhibit Number | Description |
|---|---|
| 10.27* | Rose Rock Midstream Equity Incentive Plan (filed as Exhibit 10.1 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated December 8, 2011, filed December 14, 2011). |
| 10.28* | Form of Restricted Unit Award Agreement (Employees) under the Rose Rock Midstream Equity Incentive Plan (filed as Exhibit 10.3.1 to Rose Rock Midstream, L.P.'s annual report on Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012). |
| 10.29 | Fifth Amendment to the Credit Facility, dated as of September 26, 2012 (filed as Exhibit 10.1 to our quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed November 9, 2012). |
| 10.30 | First Amendment, dated as of September 26, 2012, to the Credit Agreement among Rose Rock Midstream, L.P., certain subsidiaries of Rose Rock Midstream, L.P., as guarantors, the lenders party thereto and The Royal Bank of Scotland plc, as administrative agent and collateral agent for the lenders (filed as Exhibit 10.2 to our quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed November 9, 2012). |
| 10.31* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors for awards granted on or after May 22, 2012. |
| 10.32 | Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of Rose Rock Midstream, L.P. (filed as Exhibit 3.1 to Rose Rock Midstream, L.P.'s current report on Form 8-K dated January 8, 2013, filed January 14, 2013). |
| 10.33* | SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States for awards granted on or after March 1, 2013. |
| 10.34* | SemGroup Corporation Equity Incentive Plan Form of Performance Share Unit Award Agreement for executive officers for awards granted on or after March 1, 2013. |
| 10.35* | Form of Restricted Unit Award Agreement (Employees) under the Rose Rock Midstream Equity Incentive Plan for awards granted on or after March 1, 2013. |
| 21 | Subsidiaries of SemGroup Corporation. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Rule 13a – 14(a)/15d – 14(a) Certification of Norman J. Szydlowski, Chief Executive Officer. |
| 31.2 | Rule 13a – 14(a)/15d – 14(a) Certification of Robert N. Fitzgerald, Chief Financial Officer. |
| 32.1 | Section 1350 Certification of Norman J. Szydlowski, Chief Executive Officer. |
| 32.2 | Section 1350 Certification of Robert N. Fitzgerald, Chief Financial Officer. |
| 99.1 | White Cliffs Pipeline, L.L.C. financial statements presented pursuant to Rule 3-09 of Regulation S-X. |
| 101 | Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets at December 31, 2012 and 2011, (ii) the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Changes in Owners' Equity for the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and (v) the Notes to Consolidated Financial Statements. |

* Management contract or compensatory plan or arrangement

## Corporate Management

Norman J. Szydlowski
*President and Chief Executive Officer*

Robert N. Fitzgerald
*Senior Vice President & Chief Financial Officer*

Candice L. Cheeseman
*General Counsel and Secretary*

Timothy R. O'Sullivan
*Vice President,*
*Corporate Planning & Strategic Initiatives*

Peter L. Schwiering
*Vice President*

## Board of Directors

John F. Chlebowski
*Chairman, Board of Directors*

Ronald A. Ballschmiede
*Chairman, Audit Committee*

Sarah M. Barpoulis

Karl F. Kurz
*Chairman, Compensation Committee*

James H. Lytal

Thomas R. McDaniel
*Chairman, Nominating & Governance Committee*

Norman J. Szydlowski
*President and Chief Executive Officer*


SemGroup

SemGroup Board of Directors (left to right) – standing - James H. Lytal Karl F. Kurz, Norman J. Szydlowski, John F. Chlebowski, Ronald A. Ballschmiede; seated - Sarah M. Barpoulis, Thomas R. McDaniel

## About SemGroup

- NYSE Listed - SEMG – a C-corp 41.9 million shares outstanding
- NYSE Listed - RRMS Rose Rock Midstream, L.P. – a Master Limited Partnership
- Headquartered in Tulsa, Oklahoma
- Approximately 700 employees worldwide
- Total assets of $1.7 billion; PP&E of $0.8 billion including:
  - 2,240 miles of pipelines
  - 16.9 million barrels of storage capacity
  - Seven natural gas processing plants




SemGroup®

**General Counsel**
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136
918.524.8100

**Independent Auditors**
BDO USA, LLP
700 N. Pearl, Suite 2000
Dallas TX 75201
214.969.7007

**Listing**
New York Stock Exchange
Stock Trade Symbol: SEMG

**Registrar and Transfer Agent**
Shareholder Mailed Correspondence:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Shareholder Overnighted Correspondence:
Computershare
250 Royall Street
Canton, MA 02021
866.281.4414
www.computershare.com/investor

**Annual Meeting**
May 22, 2013
DoubleTree by Hilton Hotel Tulsa - Warren Place
6110 S. Yale Avenue
Tulsa, OK 74136

**Shareholder Information**
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136
918.524.8081
investor.relations@semgroupcorp.com

**SemGroup Corporation**
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136
918.524.8100
Fax: 918.524.8290
www.semgroupcorp.com